SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2014
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Notice of Availability of Proxy Materials for Anuual and Special Meeting.
2	Notice of Annual and Special Meeting of the Shareholders.
3	Management Information Circular.
4	Form of Proxy.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880) and December 20, 2013 (File Nos. 333-192986 and 333-192987).

DOCUMENT 1

BlackBerry.

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more

Toll Free – 1-866 964-0492

www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for BLACKBERRY LIMITED Annual and Special Meeting

Meeting Date and Location:

When: June 19, 2014
10:00 am (Eastern Time)

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Canadian securities regulators have adopted rules which allow BlackBerry Limited (the "**Company**") to post its information circular (the "**Circular**") for its 2014 annual and special meeting of shareholders (the "**Meeting**") online rather than mailing the Circular to shareholders. Pursuant to these rules, known as "notice–and–access", the Company is permitted, as an alternative to sending the Circular to shareholders, to provide shareholders with a notice containing, among other things, (1) information about how to access the Circular online, (2) directions on how to obtain a paper copy of the Circular and (3) information on how to vote their shares.

This notice (the "**Notice**") is being sent to you pursuant to the "notice–and–access" rules. This Notice provides the information described above as well as a brief description of the items to be voted on at the Meeting. Also enclosed with this letter is a Voting Instruction Form or Proxy that you can use to vote your common shares of the Company ("**Common Shares**"). Please see "Voting" below for more information on voting.

We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.

The Circular and other relevant materials are available at:

www.envisionreports.com/BlackBerry

OR

www.sedar.com

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How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 9, 2014. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

For Holders with a 12 digit Control Number:

Request materials by calling Toll Free, within North America 1-877-907-7643 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

14AP14040A_01208B

Securityholder Meeting Notice

The resolutions to be voted on at the Meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found.

1. **Election of Directors - Section in Information Circular:**
Business to be Transacted at the Meeting - Election of Directors

2. **Appointment of Auditors - Section in Information Circular:**
Business to be Transacted at the Meeting - Re-appointment of Independent Auditors and Authorization of Directors to Fix the Auditors' Remuneration

3. **Confirmation of By-Law No. A4 of the Company - Section in the Information Circular:**
Business to be Transacted at the Meeting - Confirmation of By-Law No. A4 of the Company

4. **Approval of Deferred Share Unit Plan - Section in the Information Circular:**
Business to be Transacted at the Meeting - Approval of the DSU Plan

5. **Advisory Vote on Executive Compensation - Section in the Information Circular:**
Business to be Transacted at the Meeting - Advisory Vote on Executive Compensation

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. You may vote your Common Shares online, by phone or by mail. Please refer to the directions on your Voting Instruction Form or Proxy for instructions on how to vote using these methods. You may also vote in person by following the instructions on your Voting Instruction Form or Proxy and in the section of the Circular titled "Questions and Answers on Voting Rights and Solicitation of Proxies". Note that many intermediaries require Voting Instruction Forms to be returned one business day prior to the date on which proxies must be deposited with Computershare Investor Services Inc., which is **Tuesday, June 17, 2014**, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. To ensure that you have the necessary information about the matters to be voted on at the Meeting, you should review the Circular before casting your vote.

For further information on voting your Common Shares, including voting in person, at the Meeting, please see the "Questions and Answers on Voting Rights and Solicitation of Proxies" section of the Circular.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

• Only Registered and Beneficial holders who opted to receive one

14AP14040A_01209C

DOCUMENT 2

BLACKBERRY LIMITED

Notice of Annual and Special Meeting of the Shareholders

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the “Meeting”) of BlackBerry Limited (the “Company”) will be held on June 19, 2014, at the Maureen Forrester Recital Hall, Wilfred Laurier University, 75 University Avenue West, Waterloo, Ontario N2L 3C5, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended March 1, 2014 and the auditor’s report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the board of directors to fix the auditors’ remuneration;

4.	TO CONSIDER a resolution to confirm By-Law No. A4 of the Company, which sets out advance notice requirements for director nominations;

5.
TO CONSIDER a resolution to approve the Company’s amended deferred share unit plan for directors, which will allow for treasury issuances and secondary market purchases of common shares of the Company on a redemption of units;

6.	TO CONSIDER an advisory (non-binding) resolution on executive compensation; and

7.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Details of the foregoing transactions are contained in the accompanying management information circular. The management information circular is deemed to form part of this notice.

A registered shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on June 17, 2014 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

Non-registered/beneficial shareholders may be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.

DATED at Waterloo, Ontario this 9th day of May, 2014.

BY ORDER OF THE BOARD

(signed) John Chen, Executive Chair

DOCUMENT 3

BLACKBERRY LIMITED

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Thursday, June 19, 2014

TABLE OF CONTENTS
NOTICE TO UNITED STATES SHAREHOLDERS		1
CURRENCY		1
QUESTIONS AND ANSWERS ON VOTING RIGHTS AND SOLICITATION OF PROXIES		2
BUSINESS TO BE TRANSACTED AT THE MEETING		6
1.	Presentation of Financial Statements	6
2.	Election of Directors	6
3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration	13
4.	Confirmation of By-Law No. A4 of the Company	14
5.	Approval of the DSU Plan	15
6.	Advisory Vote on Executive Compensation	19
EXECUTIVE COMPENSATION		20
1.	Compensation Discussion and Analysis	20
2.	Directors’ Compensation	47
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS		50
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE		50
INDEMNIFICATION		50
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		51
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS		51
REPORT ON CORPORATE GOVERNANCE PRACTICES		59
BOARD COMMITTEES		61
ADDITIONAL INFORMATION		64
APPROVAL		64

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by BlackBerry Limited, formerly Research In Motion Limited (the “Company” or “BlackBerry”), is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act.  Accordingly, this management information circular (the “Management Information Circular”) has been prepared in accordance with the applicable disclosure requirements in Canada.  Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

CURRENCY

In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average rates:

Fiscal 2014: U.S. $1.00 = CDN $1.0462
Fiscal 2013: U.S. $1.00 = CDN $0.9990
Fiscal 2012: U.S. $1.00 = CDN $0.9913

Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the annual and special meeting of the shareholders of the Company to be held on Thursday, June 19, 2014 at 10:00 a.m. (the “Meeting”) at the Maureen Forrester Recital Hall, Wilfred Laurier University, 75 University Avenue West, Waterloo, Ontario N2L 3C5 and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”).  A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 9, 2014.

QUESTIONS AND ANSWERS ON VOTING RIGHTS AND
SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?

Proxies are being solicited by management of the Company for use at the Meeting.  Proxies will be solicited primarily by mail but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs.  Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile.  Management expects that the costs of retaining a proxy solicitation firm or firms would not exceed $50,000.  The costs of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	How can I receive information about the Meeting?

This year, the Company is again using the “notice-and-access” system recently adopted by the Canadian Securities Administrators for the delivery of proxy materials to registered and beneficial shareholders through the following website: www.envisionreports.com/BlackBerry.  As a result, the Company mailed a notice about the website availability of the proxy materials to registered and beneficial shareholders who had previously been receiving a paper copy of the proxy materials.  Registered and beneficial shareholders have the ability to access the proxy materials on the above website and to request a paper copy of the proxy materials.  Instructions on how to access the proxy materials through the above website or to request a paper copy are found in the notice.  Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares, but will make delivery through intermediaries.  The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of Common Shares.

3.	On what items am I voting?

You are being asked to vote on five items:

(1)	the election of directors to the Company’s board of directors (the “Board”);

(2)	the re-appointment of Ernst & Young LLP as the Company’s independent auditors and the authorization of the Board to fix the auditors’ remuneration;

(3)	the confirmation of By-Law No. A4, which sets out advance notice requirements for director nominations (see Schedule A for the text of the By-Law);

(4)
the approval of the Company’s amended deferred share unit plan for directors (the “DSU Plan”), which will allow for treasury issuances and secondary market purchases of Common Shares on a redemption of units; and

(5)	a non-binding advisory vote on the Company’s approach to executive compensation as described in this Management Information Circular.

4.	Who is eligible to vote?

Holders of Common Shares registered on the books of the Company at the close of business on May 9, 2014 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

5.	How can I vote?

If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares.

If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf (an “Intermediary”), or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

6.	How do I vote my shares in person at the Meeting?

If you are a registered shareholder and plan to attend the Meeting on June 19, 2014 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting.  Please register with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

7.	What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to John Chen, Chief Executive Officer of the Company and Executive Chair of the Board, or failing him, Prem Watsa, Lead Director of the Board, to vote your Common Shares at the Meeting in accordance with your instructions.  You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting.  This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

8.	What should I do with my completed form of proxy?

If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on Tuesday, June 17, 2014 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used.  A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

9.	How will my shares be voted if I give my proxy?

The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly.  If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of each of the individuals listed herein as proposed nominees;
2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and the authorization of the Board to fix the auditors’ remuneration;
3)	FOR the confirmation of By-Law No. A4 of the Company;
4)	FOR the approval of the DSU Plan; and
5)	FOR the non-binding advisory resolution to accept the Company’s approach to executive compensation as described in this Management Information Circular.

10.	If I change my mind, can I revoke my proxy once I have given it?

In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

11.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

12.	What constitutes a quorum at the Meeting?

The presence of two shareholders or proxyholders entitled to cast votes representing at least 25% of the outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting.  The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

13.	How many shares are entitled to vote?

The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares.  526,906,488 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting.  No Class A Shares or Preferred Shares are currently issued and outstanding.

14.	Who are the principal shareholders of the Company?

To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, other than PRIMECAP Management Company (“Primecap”).  According to public filings, at April 8, 2014, Primecap beneficially owned 54,863,039 Common Shares, representing approximately 10.4% of the outstanding Common Shares, and had the sole power to vote or direct the vote of 31,212,689 of such shares, representing approximately 5.9% of the outstanding Common Shares.

15.	How do I vote if my Common Shares are held in the name of an Intermediary?

The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders.  Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the “Notice Package”) to the clearing agencies and Intermediaries for onward distribution to registered and non-registered shareholders. The Company will not send the Notice Package directly to non-registered shareholders. It will pay the reasonable costs incurred by Intermediaries to forward the Notice Package to non-registered shareholders. Non-registered shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

Non-registered shareholders will be given, in substitution for the proxy sent to registered shareholders, a voting instruction form which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings.  Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.

A non-registered shareholder who wishes to vote in person may attend the Meeting as proxyholder for the Intermediary and vote their non-registered shareholders’ Common Shares in that capacity.  If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

16.	Is my vote confidential?

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes.  However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter.  Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Company or its shareholders.

17.	Electronic voting at the meeting.

Voting on all proposals at the Meeting will be made through the use of electronic ballot. This allows the Company to expedite the voting process and present the final votes on screen at the Meeting. On arrival at the Meeting, all shareholders entitled to vote will be required to register with the Transfer Agent and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the Meeting by the Chair, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the Meeting will be counted and added to those received by proxy, and the final votes will be shown on screen at the Meeting. If you have already voted by proxy you will not need a hand-held device. However should you wish to change your vote, you will still be able to do so at the Meeting using the hand-held device, and your vote on the day of the Meeting will replace your vote by proxy.

18.	What if I have other questions?

If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:

By Mail:	100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
By Telephone:	1-800-564-6253
By Internet:	investorcentre.com

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended March 1, 2014 (“Fiscal 2014”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements, which are included in the Company’s Annual Report on Form 40-F were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report on Form 40-F is available on the Company’s website at www.blackberry.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com, and on the U.S. Securities and Exchange Commission’s EDGAR system at www.sec.gov.

2.	Election of Directors

The Company’s articles of amalgamation provide for the Board to consist of a minimum of one and a maximum of fifteen directors.  Mr. Bert Nordberg is not standing for re-election to the Board.  As a result, the number of directors to be elected at the Meeting has been fixed by the Board at six. All of the proposed nominees are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed.  During the current fiscal year, the Board intends to increase its membership by two qualified directors, taking into consideration the Board’s composition, experience and activity level.

Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the six nominees whose names are set forth below.  Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.

The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, province or state and country of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board, record of attendance at meetings of the Board and its standing committees, directorships of other publicly-traded companies during the preceding five years and board interlocks.  Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of Deferred Share Units (“DSUs”) credited to the director under the DSU Plan(1)(2).  See also the description of the DSU Plan under “Business to be Transacted at the Meeting – Approval of the DSU Plan” in this Management Information Circular.

(1)
The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the Nasdaq Stock Market (“NASDAQ”) on the Record Date, which was $7.29 per Common Share.

(2)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit (“RSU”) information for certain of the directors.  Directors who are also officers of the Company are not compensated for Board service and do not receive DSUs. RSU information for Mr. Chen is reported under “Executive Compensation” in this Management Information Circular.

John Chen, California, United States (Non-Independent Director)

Mr. Chen, 58, has served as Chief Executive Officer of the Company and Executive Chair of the Board since November 2013.  Prior to joining the Company, Mr. Chen was the Chairman and Chief Executive Officer of Sybase Inc. from 1998 to 2012.  Prior to Sybase, Mr. Chen held executive positions at Siemens AG, Pyramid Technology Corp. and Burroughs Corp.  He started his career as a design engineer with Unisys Corp.  Mr. Chen has a bachelor’s degree in electrical engineering from Brown University and a master’s degree in electrical engineering from California Institute of Technology (Caltech).   Mr. Chen holds several honorary degrees and has received awards and honors for his leadership in building U.S.-Asia relations.  Mr. Chen was appointed to serve on the President’s Export Council in 2005 and was appointed as co-chair of the Secure Borders and Open Doors Advisory Committee in 2006.  He has also chaired the U.S-China Policy Advisory Roundtable for the Center for Strategic and International Studies.  Mr. Chen is also a Special Advisor to Silver Lake, a private investment firm, and a trustee of Caltech.

Board/Committee Membership		Attendance	Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board1	1/1	100%	Current Boards The Walt Disney Company Wells Fargo & Company Other Boards in Past 5 Years None Board Interlock None	2004 - present 2006 - present
Overall attendance	1/1	100%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership • International Business
Securities Held
	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	50,000	N/A	50,000	$364,500
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	N/A	N/A	N/A	N/A

1.	Mr. Chen’s attendance reflects his appointment to the Board in November 2013 after which there was one meeting of the Board in Fiscal 2014.

Timothy Dattels, Hong Kong, China (Independent Director)

Mr. Dattels, 55, has served as a director of the Company since July 2012.  He has an MBA from Harvard Business School and a BA (Honors) from the University of Western Ontario. Mr. Dattels is a Senior Partner of TPG Capital, LP. Prior to joining TPG, Mr. Dattels served as a Partner and Managing Director of Goldman Sachs and was head of Investment Banking for all Asian countries other than Japan.  In addition to the public board memberships listed below, Mr. Dattels is a trustee of the San Francisco Ballet, San Francisco Jazz and the World Affairs Council.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	19/19	100%	Current Boards Shangri-La Asia Ltd. Other Boards in Past 5 Years Sing Tao News Corp. Ltd. Parkway Holdings Limited Board Interlock None	2004 - present 2003 - 2010 2005 - 2010
Audit and Risk Management Committee1	2/2	100%
Strategic Planning Committee	3/3	100%
Special Committee2	16/16	100%
Overall attendance	40/40	100%

Areas of Expertise
• Corporate Finance • Investment Management • Corporate Strategy • International Business
Securities Held
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	56,023	56,023	$408,408
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	241,472,242	99.38	1,508,615	0.62

1.	Mr. Dattels’ attendance reflects his appointment to the Audit and Risk Management Committee in November 2013 after which there were two meetings of such committee in Fiscal 2014.
2.	Mr. Dattels served as Chair of the Special Committee.

Claudia Kotchka, Ohio, United States (Independent Director)

Ms. Kotchka, 62, has served as a director of the Company since July 2011.  She has a BBA, Cum Laude, from Ohio University and is a Certified Public Accountant.  Ms. Kotchka held various executive roles during her 31 year career at Procter & Gamble, including Vice-President, Design Innovation & Strategy from 2001 to 2009.  Ms. Kotchka is an independent consultant to Fortune 500 companies on innovation, strategy and design.  She is also a speaker at conferences and forums on design and innovation and has been featured in numerous books and articles on innovation.  She is a member of the board of trustees of the Smithsonian Cooper-Hewitt, National Design Museum in New York and is a regular guest lecturer at Stanford University.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	18/19	95%	Current Boards None Other Boards in Past 5 Years None Board Interlock None
Audit and Risk Management Committee	8/9	89%
Strategic Planning Committee	3/3	100%
Overall Attendance	29/31	94%
Areas of Expertise
• Brand Marketing and Communications • Design, Innovation and Strategy • Executive Leadership • Strategic Management
Securities Held
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	47,864	47,864	$348,929
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	240,091,033	98.81	2,890,024	1.19

Richard Lynch, Pennsylvania, United States (Independent Director)

Mr. Lynch, 65, has served as a director of the Company since February 2013.  Mr. Lynch has a bachelor’s and master’s degrees in electrical engineering from Lowell Technological Institute (now University of Massachusetts) and post-graduate executive education from the Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch is President of FB Associates, LLC, which provides advisory and consulting services at the intersection of technology, marketing and business operations. Prior to his current role, Mr. Lynch served as Executive Vice-President & Chief Technology Officer of Verizon Communications and Verizon Wireless.  He is a Fellow of The Institute of Electrical and Electronic Engineers and currently serves as a Director of Ruckus Wireless Inc. and Sonus Networks, Inc.  Mr. Lynch has also served on a number of professional organizations including the GSM Association, the CDMA Development Group, the Federal Communications Commission Technical Advisory Committee and the Communications Security Reliability and Interoperability Council.  Mr. Lynch has been honored with the President’s Award by the Cellular Telecommunications and Internet Association and has also been inducted into the Wireless History Foundation’s Hall of Fame.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	17/19	89%	Current Boards Ruckus Wireless Inc. Sonus Networks, Inc. Other Boards in Past 5 Years TranSwitch Corporation Board Interlock None	2012 - present February 2014 - present 2010 - 2013
Compensation, Nomination and Governance Committee	6/6	100%
Strategic Planning Committee	3/3	100%
Special Committee1	14/14	100%
Overall attendance	40/42	95%
Areas of Expertise
• Advanced Technology • Industry and Research Experience • Executive Leadership • Strategic Leadership
Securities Held
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	-	32,119	32,119	$234,148
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	239,216,635	98.45	3,762,225	1.55

1.	Mr. Lynch’s attendance reflects his appointment to the Special Committee in August 2013 after which there were 14 meetings of such committee in Fiscal 2014.

Barbara Stymiest, Ontario, Canada (Independent Director)

Ms. Stymiest, 57, has served as a director of the Company since March 2007 and as Chair of the Audit and Risk Management Committee since November 2013.  Ms. Stymiest was Chair of the Company from January 2012 until November 2013.  She has an HBA from the Richard Ivey School of Business, University of Western Ontario and an FCA, FCPA from the Chartered Professional Accountants of Ontario. Ms. Stymiest is currently a corporate director. From 2004 to 2011, Ms. Stymiest was a member of the Group Executive of the Royal Bank of Canada which is responsible for the Bank’s overall strategic direction.  Prior to that, she held positions as Chief Executive Officer at TSX Group Inc., Executive Vice-President and Chief Financial Officer at BMO Nesbitt Burns and Partner of Ernst & Young LLP.  Ms. Stymiest is currently a director of George Weston Limited, Sun Life Financial Inc., University Health Network, and the Canadian Institute for Advanced Research.  She has also served on a number of professional and charitable organizations including the Canadian Institute for Chartered Accountants’ Accounting Oversight Committee, United Way Campaign Cabinet and the Royal Ontario Museum.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	19/19	100%	Current Boards George Weston Limited Sun Life Financial Inc. Other Boards in Past 5 Years None Board Interlock None	2011 - present 2012 - present
Audit and Risk Management Committee	9/9	100%
Compensation, Nomination and Governance Committee	6/6	100%
Strategic Planning Committee	3/3	100%
Special Committee	16/16	100%
Overall attendance	53/53	100%
Areas of Expertise
• Accounting and Corporate Finance • Corporate Governance • Risk Management • Executive Leadership • Strategic Management • Public Company Board Experience
Securities Held
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	10,000	64,420	74,420	$542,522
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	197,965,264	81.47	45,016,593	18.53

Prem Watsa, Ontario, Canada (Independent Lead Director)

Mr. Watsa, 64, served as a director of the Company from January 2012 to August 2013 and has been the Lead Director of the Board and Chair of the Compensation, Nomination and Governance Committee since November 2013.  He has a bachelor’s degree in chemical engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario. He is also a holder of the Chartered Financial Analyst designation. Mr. Watsa is currently Chairman and has served as Chief Executive Officer of Fairfax Financial Holdings Limited (“Fairfax”) since 1985. He is also Vice President of Hamblin Watsa Investment Counsel, Chairman of Odyssey Re, Crum & Forster and Northbridge Financial Corporation, and a director of Zenith National (all subsidiaries of Fairfax). Prior to joining Fairfax, he held various positions with Confederation Life Insurance Company and GW Asset Management.  In addition to the public boards indicated below, Mr. Watsa is a member of the board of trustees of the Hospital for Sick Children Foundation, a member of the Advisory Board for the Richard Ivey School of Business, a member of the board of directors of the Royal Ontario Museum Foundation, and Chairman of the Investment Committee of St. Paul’s Anglican Church in Toronto.

Board/Committee Membership	Attendance1		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	7/7	100%	Current Boards Fairfax Financial Holdings Limited Other Boards in Past 5 Years Bank of Ireland ICICI Bank Board Interlock None	1985 - present 2012 - 2013 2004 - 2011
Compensation, Nomination and Governance Committee	1/1	100%
Strategic Planning Committee	2/2	100%
Special Committee	2/2	100%
Overall attendance	13/13	100%
Areas of Expertise
• Corporate Finance • Investment Management • Executive Leadership
Securities Held2
Common Shares (#)	DSUs (#)		Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	129,000	6,509	135,509	$987,861
2013 Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2013	235,820,585	97.05	7,161,272	2.95

1.
Mr. Watsa’s attendance reflects his resignation from the Board in August 2013, before which there were six meetings of the Board, two meetings of the Strategic Planning Committee and two meetings of the Special Committee in Fiscal 2014.  Mr. Watsa’s attendance also reflects his appointment as Lead Director of the Board and Chair of the Compensation, Nomination and Governance Committee in November 2013, after which there was one meeting of the Board and one meeting of such committee in Fiscal 2014.

2.
In addition, as of the Record Date, Fairfax and certain of its wholly-owned or controlled subsidiaries beneficially owned approximately 46.7 million Common Shares representing approximately 8.9% of the issued and outstanding Common Shares, or 96.7 million Common Shares representing approximately 16.8% of the issued and outstanding Common Shares assuming conversion of all of its Debentures (as defined in this Management Information Circular under “Executive Compensation – Executive Summary – BlackBerry Fiscal 2014 Achievements”) and after giving effect to the conversion.  Prem Watsa is the Chairman and Chief Executive Officer of Fairfax and beneficially owns shares carrying approximately 44% of the votes attached to all outstanding shares of Fairfax.

Director Attendance, Committee Membership & Fiscal 2014 Meetings

Board members are expected, to the best of their abilities, to attend all Board meetings and meetings of committees on which they serve.  In particular, Board members are expected to attend at least 80% or more of the total meetings of the Board and their respective standing committees unless the member has valid reason for the absences such as illness, emergency or company business. Meeting attendance of each nominee proposed for election is reported above. In Fiscal 2014, all members of the Board attended 80% or more of the total meetings of the Board and their respective committees.  In addition, to maintain independence from management, the Board and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Penalties and Sanctions

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s senior officers, directors (which included Ms. Stymiest at the time but no other proposed director nominee) and certain other insiders of the Company, were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”), which was in effect from November 7, 2006 until May 23, 2007.  The MCTO prohibited trading in the Company’s securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect.  The MCTO was revoked after the required securities filings were made by the Company with the OSC.

On November 21, 2013, TranSwitch Corporation filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Connecticut. Mr. Lynch was a member of the board of directors of TranSwitch Corporation from November 2010 and the chairman of the board from July 2012, until termination of the board on the date of the bankruptcy filing when a trustee was appointed.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration

At the Meeting, shareholders will be asked to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.  E&Y has been the auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended March 1, 2014 and March 2, 2013 (“Fiscal 2013”), the Company incurred the following fees for the services of E&Y:

	Fiscal 2014	Fiscal 2013
Audit Fees	$5,128,000	$4,195,000
Audit-Related Fees	$167,000	$107,000
Tax Fees	$11,000	$13,000
Total Fees	$5,306,000	$4,315,000

The nature of each category of fees is described below. All audit and non-audit services are pre-approved by the Audit and Risk Management Committee.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as “Audit Fees”.   Audit related services provided included accounting research and internal control review procedures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services.  Tax services provided included international tax compliance engagements.

The Board recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 28, 2015 (“Fiscal 2015”) and authorizing the Board to fix the auditors’ remuneration.

Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the reappointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

4.	Confirmation of By-Law No. A4 of the Company

On March 27, 2014, the Board adopted a new By-Law No. A4 of the Company setting out advance notice requirements for director nominations (the “Advance Notice By-Law”).  At the Meeting, shareholders will be asked to consider and, if thought appropriate, pass an ordinary resolution confirming the Advance Notice By-Law.

The Advance Notice By-Law sets forth a procedure requiring advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “OBCA”), or (b) a shareholder proposal made pursuant to the provisions of the OBCA. Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must notify the Company of their intention to nominate directors and sets out the information that shareholders must provide in the notice in order for it to be valid. In particular, under the Advance Notice By-Law, a shareholder wishing to nominate a director would be required to provide notice to the Company in the prescribed form within the following time periods:

•
In the case of an annual meeting of shareholders (which includes an annual and special meeting held at the same time), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, not later than the close of business on the tenth day following the day on which the first public announcement of the date of the shareholder meeting was made by the Company; and

•
In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the special meeting of shareholders was made by the Company.

If confirmed, the Advance Notice By-Law will provide a mechanism through which shareholders are able to receive appropriate disclosure with respect to proposed director nominees prior to a meeting. It will also provide the Company with the opportunity, prior to a meeting, to confirm the eligibility of a proposed director to serve as an independent director and to confirm certain other information about the proposed nominee and the nominating shareholder that could be material to a reasonable shareholder’s understanding of such proposed nominee’s independence, or lack thereof.

The inclusion of advance notice requirements in a corporation’s by-laws has become a common and important tool for public companies in Canada and the United States to ensure that shareholders are provided with appropriate and timely information in connection with the election of directors. The proposed timing for the delivery of a notice under the Advance Notice By-Law and the information that must be submitted are in keeping with recognized good governance principles. The Board believes that the Advance Notice By-Law will benefit shareholders by:

•	facilitating orderly nomination and meeting processes;

•	treating all shareholders fairly by providing timely and adequate notice of director nominations; and

•	allowing all shareholders to fully participate in the director election process and to register an informed vote.

The Advance Notice By-Law has been effective since its adoption by the Board on March 27, 2014. Pursuant to the provisions of the OBCA, the Advance Notice By-Law will cease to be effective unless confirmed by a resolution of a simple majority of the votes cast by shareholders at the Meeting.

The above summary is qualified in its entirety by the full text of the Advance Notice By-Law which is set out in Schedule A to this Management Information Circular.  The Advance Notice By-Law is also available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  The Board encourages shareholders to read the full text of the Advance Notice By-Law before voting on this resolution.

The resolution to confirm the Advance Notice By-Law is as follows:

Resolved that:

(a)
By-Law No. A4 of the Company, in the form attached as Schedule A to the Management Information Circular, being an advance notice by-law setting out the process for director nominations, is confirmed; and

(b)
any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the resolution approving the confirmation of the Company’s By-Law No. A4. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution approving the confirmation of the Company’s By-Law No. A4.

5.	Approval of the DSU Plan

At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve a resolution to approve the Company’s DSU Plan.  The DSU Plan was originally approved by the Board in December 2007 and allows, in addition to the redemption of DSUs for cash payments, for the issuance of Common Shares from treasury or the purchase of Common Shares from the secondary market to satisfy amounts due upon the redemption of DSUs, subject to stock exchange and shareholder approvals.  Such redemptions only occur after a director ceases to be a member of the Board or otherwise serve the Company or its affiliates.  Since inception of the DSU Plan, the Company has redeemed DSUs exclusively for cash payments, but would now like the flexibility to deliver Common Shares from treasury or purchased on the secondary market to satisfy amounts due upon redemption.  As a result of settling DSU redemptions through the issuance of Common Shares from treasury or the purchase of Common Shares from the secondary market, the DSU Plan becomes a security-based compensation arrangement that is subject to stock exchange and shareholder approvals.  The rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, such as the DSU Plan, which does not have a fixed number of maximum securities issuable, be approved every three years.  A copy of the DSU Plan is set out in Schedule B to this Management Information Circular.

The resolution to approve the DSU Plan, which requires a simple majority vote to be approved, is as follows:

Resolved that:

(a)
the Company’s DSU Plan, under which Common Shares may be purchased in the secondary market, and up to 1% of the Common Shares issued and outstanding from time to time may be issued from treasury, to satisfy amounts due upon a redemption of DSUs, in the form attached as Schedule B to the Management Information Circular, is hereby approved and confirmed;

(b)	236,363 DSUs previously granted and currently outstanding as disclosed in the Management Information Circular be and are hereby ratified;

(c)
the Company have the ability to continue granting DSUs under the DSU Plan until June 19, 2017, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought; and

(d)
any of or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

Overview

The DSU Plan was created to align director and shareholder interests, in that the value of DSUs is tied directly to the value of Common Shares.  The DSU Plan also facilitates directors’ effective investment in Common Shares pursuant to the Company’s share ownership guidelines, as described under “Executive Compensation – Directors’ Compensation – Share Ownership Guidelines”.

Under the DSU Plan, each director who is not an officer of the Company will be credited with DSUs in satisfaction of 100% of his or her initial retainer.  Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% of his or her annual retainer is payable in DSUs and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company.  Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial Board retainer, which are granted in their entirety on the first award date after the director joins the Board).  Additional DSUs would be granted in relation to any dividends paid during the time that DSUs are credited to the director, on a per equivalent Common Share basis. Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted.  A director cannot redeem DSUs until the director ceases to be a member of the Board or a director of an affiliate of the Company (or if he or she continues to be employed by the Company or an affiliate, following termination of his or her service).  The DSUs will be redeemed no later than December 15 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board.  DSUs may, at the option of the Company, be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Common Shares over the five trading days preceding the redemption date. Alternatively, the redemption value may be satisfied by the delivery of Common Shares equal to the number of DSUs credited to the participant, either issued from treasury or purchased on behalf of the participant in the secondary market.

As of the Record Date, 236,363 DSUs currently outstanding have been granted to directors of the Company, with the associated Common Shares representing approximately 0.04% of the issued and outstanding Common Shares.  See “Executive Compensation – Directors’ Compensation – Outstanding DSU Awards”.  The Company has not committed to deliver any Common Shares issued from treasury or purchased on the secondary market upon the redemption of DSUs, although it may elect to do so upon the redemption of DSUs granted to Mr. Nordberg, following his departure from the Board at the Meeting.  If the resolution is not approved at the Meeting, the DSU Plan will continue to operate and DSUs granted thereunder will not be affected, except that the Company will not be able to deliver Common Shares issued from treasury or purchased on the secondary market to satisfy amounts due on a redemption of DSUs.

Summary of Key Provisions

The following is a summary of the principal provisions of the DSU Plan:

Three Year Approval of DSU Plan:  The DSU Plan is considered an “evergreen” plan because the maximum number of Common Shares issuable from treasury upon redemption of DSUs is expressed as a percentage of the number of Common Shares issued and outstanding from time to time.  As such, the TSX requires that the DSU Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after the approval contemplated above, and within every three years thereafter.

Administration:  The DSU Plan is administered by the Compensation, Nomination and Governance Committee of the Company (the “CNG Committee”), which may delegate any administrative responsibilities to an officer of the Company.

Participation:  Participation in the DSU Plan is open to directors of the Company.  Participation in the DSU Plan is currently mandatory, as to a director’s initial retainer and a portion of his or her annual retainer, as described above.

Insider Limits:  As under the Company’s other security-based compensation arrangements, no more than 10% of the Company’s outstanding Common Shares may be issued to insiders of the Company in any one year period pursuant to the DSU Plan or any other security-based compensation arrangements, and no more than 10% of the Company’s outstanding Common Shares may be issuable at any time pursuant to the DSU Plan or any other security-based compensation arrangement in the aggregate.

Plan Maximum:  The total number of Common Shares issuable from treasury under the DSU Plan will be 1% of the issued and outstanding Common Shares from time to time.  There is no restriction on the redemption of DSUs for cash, or in consideration for Common Shares purchased in secondary market transactions.

Participation and Elections:  Accounts will be maintained for each participating director, to which DSUs granted under the DSU Plan will be credited.  To the extent that a director wishes to increase the proportion of his or her annual retainer and other board service compensation that is received in the form of DSUs, he or she may submit an election and acknowledgment form in respect of such an increase (in 5% increments) within certain deadlines, provided that the Company is not then in a restricted trading period.

Account and Pricing:  DSUs granted to a director will be credited to his or her account on the first business day of a fiscal quarter (or for a departing director, on the last business day on which he or she serves as a director) (an “Award Date”).  DSUs granted in connection with a director’s initial retainer are credited in full on the first Award Date after joining the Board.  Subsequent grants in respect of the annual retainer are made in quarterly instalments, prorated for the period of service, as applicable.  DSUs are fully vested when granted.

The number of DSUs to be granted from time to time will be determined by dividing the amount of the retainer or other fees otherwise payable on the Award Date (or such lesser amount as may have been elected by the director in respect of the annual retainer) by the closing trading price of the Common Shares on that date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).

Dividends:  As of any dividend payment date, a participating director’s account will be credited with additional DSUs, determined by dividing (a) the product of the per share dividend and the number of DSUs credited in the account on the dividend record date, by (b) the closing trading price of a Common Share on the applicable date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).

Redemption and Payout:  DSUs may not be redeemed while a participant continues to serve as a director of the Company or of an affiliate (provided that the redemption may be deferred if the person continues to be employed by the Company or an affiliate).

On the third business day after the end of the participant’s service (or after the end of a blackout period in effect at that time, or such later date as may be agreed by the participant and the Company, subject to certain limitations), the DSUs credited to the participant will be redeemed.  On redemption, the Company may elect to:

▪
pay a cash amount equal to the product of the number of DSUs credited to the account and the five day weighted average trading price of the Common Shares on the TSX (for Canadian participants) or NASDAQ (for U.S. participants);

▪	cause a broker to acquire in the secondary market on behalf of the participant a number of Common Shares equal to the number of whole DSUs credited to the account; or

▪	issue from treasury a number of Common Shares equal to the number of whole DSUs credited to the account;

in each case, less applicable withholding taxes, and with a cash payment calculated as described above in respect of any fractional DSUs.

Restrictions on Transfer:  DSUs are non-transferable, but may be redeemed following the incapacity or death of a director, with the proceeds disbursed to a director’s guardian or legal representative.

Amendments:  The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust DSUs credited to an account including changes to adjust the number of DSUs credited to a participant in order to preserve proportionately the rights and obligations of participants.

The Board also reserves the right to amend, suspend or terminate the DSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval).  However, the DSU Plan may not be amended, suspended or terminated in a way that would result in certain adverse tax consequences under U.S. or Canadian federal income tax laws.  The Board may make amendments to the DSU Plan or outstanding DSUs without shareholder approval, including the following types of amendments:

•
amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

•	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ and certain tax laws);

•	amendments respecting administration of the DSU Plan;

•	any amendment to add or modify the vesting or redemption provisions of the Plan or any DSU;

•	any amendment to the definition of “participant” or otherwise relating to the eligibility of any participant;

•
any amendment to facilitate the participation in the DSU Plan by, and the granting of DSUs to, directors who are subject to the laws of countries other than those of Canada, which grants may have terms and conditions that differ from the terms thereof as provided elsewhere in the DSU Plan for the purpose of complying with foreign laws;

•	amendments necessary to suspend or terminate the DSU Plan; and

•
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Shareholder approval will be required for the following amendments:

•
amendments to the number of Common Shares issuable from treasury under the DSU Plan, including an increase to a fixed number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

•	amendments which would permit discretionary grants of DSUs to directors;

•	amendments to remove or exceed the insider participation limits;

•	amendments to the amendment provision; and

•	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and NASDAQ).

The Board recommends that shareholders vote “FOR” the resolution approving the DSU Plan.  Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to approve the DSU Plan.

6.	Advisory Vote on Executive Compensation

In March 2012, the Board approved a Say on Pay Policy (the “Policy”), a copy of which is set out in Schedule C to this Management Information Circular. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote on executive compensation by shareholders. The form of resolution is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2014 annual meeting of shareholders.

Consistent with the Policy, this is an advisory vote only and is not binding on the Board, which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy. At last year’s annual and special meeting of shareholders, approximately 84% of the votes cast were in favour of the “Say on Pay” resolution.

The Board recommends that shareholders vote “FOR” the resolution relating to the Company’s approach to executive compensation. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to accept the Company’s approach to executive compensation disclosed in this Management Information Circular.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions were made by the Board upon the recommendation of the CNG Committee during Fiscal 2014.  This CD&A also provides details on decisions made with respect to the compensation paid, and to be paid, to the Company’s Chief Executive Officer (Mr. Chen) and its former Chief Executive Officer (Mr. Heins), its Chief Financial Officer (Mr. Yersh) and its former Chief Financial Officer (Mr. Bidulka), and Messrs. Steve Zipperstein, Nigel Perks and Dan Dodge, the three next most highly compensated executive officers of the Company serving at the end of Fiscal 2014, as well as Mr. Andrew Bocking, who would have been one of such executive officers but for the fact that he resigned effective January 23, 2014 (collectively, the “NEOs”) and the Company’s other executive officers (together with the NEOs, the “Executive Officers”).  Messrs. Chen, Yersh, Zipperstein, Perks and Dodge are referred to in this Management Information Circular as the “Active NEOs.”  This CD&A also explains the elements that are part of each NEO’s compensation.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	Executive Summary - BlackBerry Fiscal 2014 Achievements	Describes the Company’s key achievements in Fiscal 2014, as well as their impact on Chief Executive Officer compensation.	20
B	Compensation Changes for Fiscal 2014 and Fiscal 2015	Describes the Company’s executive compensation changes in Fiscal 2014 and Fiscal 2015.	23
C	Executive Compensation Philosophy and Elements of Executive Officer Compensation	Describes the strategic objectives and principles underlying the Company’s compensation philosophy and outlines the elements of executive compensation, including why the Company chooses to pay each element.	24
D	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision making process and the comparator group considered to assess the competitiveness of the Company’s executive compensation and to support executive compensation decisions. Describes details of incentive and equity-based compensation for the NEOs.	26
E	Compensation Risk Management	Describes how the Company’s compensation practices take risk into account.	37
F	Company Total Shareholder Return vs. Indices and Aggregate NEO Compensation	Compares the Company’s cumulative total shareholder return to the TSX/NASDAQ indices and aggregate NEO compensation.	39
G	Summary Compensation Table and Disclosures	Describes the actual compensation awarded to each of the NEOs.	40

A.	Executive Summary – BlackBerry Fiscal 2014 Achievements

Fiscal 2014 was another pivotal year for BlackBerry.  The Company continued to focus on driving continued adoption of the BlackBerry 10 operating system as a leading mobile platform.  In August 2013, the Company announced the formation of a Special Committee by the Board to explore strategic alternatives to enhance value and increase scale to accelerate BlackBerry 10 deployment (the “Strategic Review Process”).  On September 23, 2013, the Company announced that it had signed a letter of intent with Fairfax (the “LOI”), under which a consortium to be led by Fairfax proposed to acquire the Company.  On November 4, 2013, the Company announced that in lieu of the transaction contemplated by the LOI, the Company had entered into an agreement pursuant to which Fairfax and other institutional investors would subscribe for $1 billion aggregate principal amount of 6% unsecured subordinated convertible debentures, with an option to purchase an additional $250 million principal amount of debentures (collectively, the “Debentures”).  The announcement of this financing marked the conclusion of the Strategic Review Process.  The initial $1 billion investment of Debentures was completed on November 13, 2013, and the option to purchase the additional $250 million of Debentures was completed on January 16, 2014 (collectively, the “Debenture Financing”).

The Debenture Financing resulted in the following changes to the Board and management team:

•	the appointment of John Chen as Executive Chair of the Board and Interim Chief Executive Officer;
•	the appointment of Prem Watsa as Lead Director of the Board and Chair of the Compensation, Nomination and Governance Committee, and
•	the resignations of Thorsten Heins as Chief Executive Officer and a director, and David Kerr as a director.

The Company also announced further management and Board changes as part of the on-going reorganization of the Company, including the appointment of James Yersh as Chief Financial Officer (replacing Brian Bidulka, who continued to act as a special advisor to the Chief Executive Officer for the remainder of Fiscal 2014 to assist with the transition, thereafter resigning) and the resignations of Kristian Tear as Chief Operating Officer and Frank Boulben as Chief Marketing Officer.

The Company’s key achievements during Fiscal 2014 include:

New Strategy and Product Initiatives

•	Announced the Company’s plan to transition the business to focus on four areas: the Devices business, Enterprise Services, the QNX Embedded business and Messaging;
•
Announced a joint device development and manufacturing agreement with Foxconn Technology Group, initially focusing on the development of a consumer smartphone for Indonesia and other fast-growing markets;

•
Announced new enterprise solutions, partnerships and smartphone models, including the next generation of BlackBerry Enterprise Service (“BES”), BES 12, that will unify BES 10 and BES 5 onto one platform.  BES 12 will enable organizations to develop enterprise-grade applications that are quickly deployed to BlackBerry smartphones and other mobile devices and provide customers with the ability to move securely from on-premise to the cloud effortlessly;

•
Announced a new BES pricing and licensing structure (Silver and Gold) and a new EZ pass program that will enable customers to move from BES 5 and other mobile device management programs to BES 10 or BES 12 at the Silver level of service for free, the eBBM Suite (a new family of products and services, including BBM Protected, that will work with BlackBerry smartphones and BES to provide enterprise-class mobile messaging), the BlackBerry Z3 and the BlackBerry Classic;

•	Grew the global BlackBerry Messenger (“BBM”) user base to approximately 85 million active users as of March 25, 2014;
•
Launched BBM for Android and iPhone customers for free, responding to smartphone users’ desire to be able to connect to all of their friends and family, regardless of the smartphone they carry and announced in February 2014 that BBM will be made available to Windows Phone and Nokia X customers; and

•
Delivered four BlackBerry 10 smartphones, including models with touchscreen and physical keyboards in various sizes: the BlackBerry Q10, the BlackBerry Q5, the BlackBerry Z30 and the Porsche Design P’9982; and one BlackBerry 7 smartphone, the BlackBerry 9720.

New Leadership Team and Organizational Change

In addition to the appointments in November 2013 of John Chen as Executive Chair and Interim Chief Executive Officer and James Yersh as Chief Financial Officer, the Company announced further management changes as part of its ongoing reorganization, including the appointments of:
•	Eric Johnson as President, Global Sales
•	Ron Louks as President, Devices and Emerging Solutions
•	John Sims as President, Global Enterprise Services
•	James S. Mackey as Executive Vice President, Corporate Development and Strategic Planning
•	Sai Yuen (Billy) Ho as Executive Vice President, Enterprise Engineering
•	Mark Wilson as Senior Vice President, Marketing

Financial Achievements

While results for Fiscal 2014 reflected reduced revenue, operating losses and negative earnings per share (“EPS”), the changes that the Company implemented during the year resulted in the Company maintaining a strong cash and liquidity position.

The Company’s key financial achievements included:
•
Continued implementation of the Cost Optimization and Resource Efficiency (“CORE”) program to drive significant improvements and efficiencies across all functions in the Company’s organization.  The Company previously announced that it was targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of Fiscal 2015, compared to its first quarter of Fiscal 2014 run rate.  In the fourth quarter of Fiscal 2014, the Company achieved this target ahead of schedule and reduced quarterly operating expenditures by approximately 51% compared to the first quarter of Fiscal 2014;

•
Realized savings through lower material costs, working capital improvements, greater efficiencies in manufacturing and supply chain management, overall headcount reductions and leveraging suppliers to assist in reducing indirect spending;

•	Completed the Debenture Financing; and
•	A cash and investments balance of $2.7 billion at the end of Fiscal 2014, including the $1.25 billion of gross cash proceeds from the issuance of the Debentures.
On March 21, 2014, the Company announced that it had entered into an agreement for the divestiture of the majority of its real estate holdings in Canada.  On May 5, 2014, the Company announced that Spear Street Capital, LLC had agreed to purchase such real estate holdings for CDN $305 million.

Chief Executive Officer Compensation

The Strategic Review Process and the Debenture Financing resulted in the resignation of Thorsten Heins, former Chief Executive Officer and the appointment of John Chen as Executive Chair and Interim Chief Executive Officer, and as such, significantly impacted Chief Executive Officer compensation matters in Fiscal 2014.

Mr. Heins

As disclosed in the Company’s previous management information circular dated May 21, 2013 (the “Fiscal 2013 Management Information Circular”), Mr. Heins’ entitlement upon termination (absent a change of control), had he been terminated on the last day of Fiscal 2013, was reported as approximately $22 million.  Upon his resignation effective November 13, 2013, and in accordance with an agreement entered into with the Company on that date (the “Heins Termination Agreement”), Mr. Heins received CDN $12.5 million in satisfaction of any amounts owing by the Company to him, half of which was paid in Fiscal 2014 and half of which was paid in Fiscal 2015.  Pursuant to the terms of the Heins Termination Agreement, Mr. Heins forfeited his time-based RSU award valued at $22.5 million, and his performance-based RSU award valued at $11.25 million, granted to him in Fiscal 2014 (see “D.  Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation – Thorsten Heins Fiscal 2014 LTIP Award” for more information).  Pursuant to the terms of the Heins Termination Agreement, Mr. Heins has until May 13, 2014 (the “Expiry Date”) to exercise 254,453 vested options (exercise price of CDN $7.69), 170,000 of which he exercised on April 14, 2014.  If, at the Expiry Date, Mr.

Heins has not yet exercised all of such vested options and a regular trading blackout is in effect, the period for exercise will be further extended until ten days following the termination of the blackout period.

Mr. Chen

In addition to a base annual salary of $1 million and annual performance bonus of 200% of base salary, Mr. Chen was granted an award of 13 million time-based treasury Common Share settled RSUs in connection with his appointment by the Board to the position of Executive Chair and Interim Chief Executive Officer in November 2013, valued at approximately $85 million (the “Chen 2013 Equity Grant”). 25% of these RSUs vest on each of the 3rd and 4th anniversaries of the effective date of his employment agreement, with the remaining 50% vesting on the 5th anniversary. The Board believes that the terms of Mr. Chen’s compensation package were required in order to attract a new and proven leader who would commit to the Company on a long-term basis and implement a new strategic direction for the Company at a critical time.  Accordingly, the vesting schedule of the Chen 2013 Equity Grant serves to align Mr. Chen’s performance for the long term, as none of the RSUs vest in years one and two, and half of the total of such grant does not vest for five years.  On an annualized basis, the Chen 2013 Equity Grant amounts to a grant of 2.6 million RSUs per year, valued at approximately $16.95 million (using the fair market value of Common Shares on the NASDAQ of $6.52 on the award date of November 13, 2013).

B.	Compensation Changes for Fiscal 2014 and Fiscal 2015

In structuring the Fiscal 2014 total compensation program for the NEOs, the CNG Committee and the Board continued to reflect on the transition situation of the Company, the implications of a lower share price on the value of outstanding equity awards, the critical importance of introducing new products and services while maintaining liquidity, and the engagement and development of a new leadership team following the appointment of John Chen as Executive Chair and Interim Chief Executive Officer in November 2013.  To balance these important factors and outcomes, the Board implemented the following changes:

Annual Incentives:  Incentive targets were set and Annual Incentive Plan (“AIP”) short-term incentive payments reverted to an annual incentive framework for Fiscal 2014 to reflect a renewed emphasis on longer-term objectives. In June 2013, the AIP targets, as well as the long-term incentive ranges for the direct reports to the Chief Executive Officer, were increased to ensure continued alignment to industry comparators.  In addition, due to a special trading blackout imposed in connection with the Strategic Review Process, the Board, in lieu of granting quarterly long-term incentive plan (“LTIP”) and retention RSUs in the third quarter of Fiscal 2014, approved a hybrid incentive structure consisting of cash grants, together with a covenant to seek CNG Committee approval to grant and price RSU awards upon the re-opening of the trading window at a later date.  The subsequent granting of such RSU awards was approved at the December 2013 CNG Committee meeting.  See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation” for more information.

Operational Metrics:  In addition to revenue and EPS, two additional operational metrics were used for executive management: (1) liquidity position, and (2) BlackBerry 10 success.  See “D.  Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Annual Incentives” in this CD&A for more information.

Change of Control Provisions:  As a further retention effort in response to the Strategic Review Process, in December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Company’s prior stock option plan (the “Prior Stock Option Plan”) and the prior RSU plan (the “Prior RSU Plan” and together with the Prior Stock Option Plan, the “Prior Plans”) to mirror those contained in the Company’s new equity incentive plan approved by shareholders in July 2013 (the “Equity Incentive Plan”).  As a result, all equity awards granted under the Prior Plans will be treated the same as equity awards granted under the Equity Incentive Plan in connection with a change of control (i.e., double-trigger accelerated vesting).  See “Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan”).

Strengthened Alignment with Shareholders:  In Fiscal 2013, the Company’s stock ownership guidelines were extended to all NEOs, with the Chief Executive Officer continuing to be subject to a share ownership requirement of four times base salary and all other NEOs becoming subject to a requirement of two times base salary.  These guidelines were reviewed at the March 2014 CNG Committee meeting and were deemed to be sufficient for the present time.

To ensure that the new Chief Executive Officer’s interests would remain closely aligned with the long-term interests of the Company’s shareholders during and following the Company’s continued transition initiatives, Mr. Chen was granted the Chen 2013 Equity Grant upon hire in Fiscal 2014.

Compensation Changes for Fiscal 2015: Far greater emphasis will be placed on Company and business unit objectives and performance, rather than individual performance in determining appropriate compensation for the Executive Officers.

All of these strategic compensation changes are addressed in greater detail below.

C.	Executive Compensation Philosophy and Elements of Executive Officer Compensation

1.           Objectives and General Principles

The Company aims to provide appropriate compensation for its Executive Officers that is internally equitable, externally competitive and reflects both Company performance and individual achievements.  The executive compensation strategy supported by the CNG Committee and the Board in Fiscal 2014 focused on the following strategic objectives and general principles:

Strategic Objective	General Principle
Build a world-class executive team
Establish a strong executive team with the ability to transition the organization and build a strong foundation for ongoing success in a fiercely competitive market.  Identify and engage leaders capable of executing a high-profile, global roll-out of products and services with minimal margin for error, while preserving liquidity and stabilizing the Company’s share price.

Attract, motivate and retain exceptionally talented, high performing, entrepreneurial executives	Design a total executive compensation program that is market competitive. The Company seeks to align compensation with the Executive Officers’ experience, competency and contribution.
Establish a clear performance linkage aligning compensation to business and individual performance
The Company seeks to utilize a pay for performance philosophy.  Compensation programs will be linked with measures critical to the success of the Company’s business.  The Executive Officers’ individual performance objectives and outcomes will impact compensation outcomes. This principle has changed for Fiscal 2015 with far greater emphasis on Company and business unit objectives and performance, rather than individual performance.

Align to external market but balance with simplicity and Company culture
The Company will utilize a specific set of high technology comparators that are relevant to the Company to understand overall market practices.  The Company will also periodically review Canadian general industry comparators to ensure a balanced view of trends; however U.S.-based data is emphasized as the U.S. is the Company’s primary market for executive talent.  The Company’s overall Executive Officer compensation philosophy highly values simplicity.  The Company’s program design will seek to emphasize the Company’s unique culture and entrepreneurial spirit.

Strategic Objective	General Principle
Align short-term compensation to Company objectives and outcomes	The Company’s AIP aligns the Company’s executives to the Company’s short-term objectives.
Align long-term compensation to shareholder interests	The Company’s long-term incentive programs link executive compensation to shareholder interests.
Appropriately manage risks arising from the Company’s compensation policies and practices
The Company will review annually the risk management and controls of the Company’s compensation and benefits arrangements, including the administration of the equity-based plans, with the CNG Committee.  The Company will monitor market practices and trends to ensure continued effectiveness of compensation governance, including the engagement of independent third party advisors where appropriate.

Encourage and recognize value‐based leadership behaviors
Each Executive Officer’s performance outcome will be assessed not only on what the Executive Officer achieves but also based on how the Executive Officer achieves results.  Performance outcomes directly impacted compensation in Fiscal 2014.

Provide benefits that are fair and reasonably competitive
The Company’s Executive Officers participate in the same benefit plans as other employees.  Some supplemental benefit programs may be offered for competitive reasons.  The Company will generally be more conservative than market practice with respect to benefits.

2.           Compensation Elements

Executive Officer compensation is comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation.  The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary (Annual Fixed)
•      This element provides minimum compensation to secure day-to-day services and reflects the Executive Officer’s role within the Company, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive (Annual Variable)	• The AIP is designed to motivate and reward an Executive Officer for contribution to the achievements of the Company and individual goals set for the fiscal year.
Long-Term Incentive (Long-Term Variable)
•      This element allows Executive Officers to receive compensation under the Equity Incentive Plan.
•      The Equity Incentive Plan is designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares, (b) enable the Company to attract and retain experienced and qualified executives in a highly competitive marketplace, and (c) align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation and maintenance of shareholder value.

Retirement Savings (Long-Term)
•      This element is designed to assist Executive Officers in saving for their retirement.
•      Other than the retirement savings plans and Company matching program made available to all employees of the Company, the Company’s approach to retirement savings is for Executive Officers to be responsible for their retirement savings.

Elements	Purpose of the Compensation Elements
Other Compensation (Short & Long-Term)
Benefits
•      Executive Officers are provided the same benefits programs as the Company offers other employees.
•      These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
•      Benefits programs include health, dental, life insurance and disability coverage.
Perquisites
•      Perquisites are not a typical element of Executive Officer compensation, but perquisite arrangements are established on a case-by-case basis as considered appropriate in the interests of the Company.

D.	Executive Compensation Decision-Making

1.	Decision Process and Timing

The CNG Committee, typically with information from its independent compensation consultant, Frederic W. Cook & Co., Inc. (“Frederic Cook”), annually reviews Executive Officer compensation.  This exercise includes a review of all elements of executive compensation, individual Executive Officer performance relative to individual objectives, Company performance relative to pre-determined Company objectives, input from the Company’s human resources function and the Chief Executive Officer (other than on Chief Executive Officer compensation), and market comparator group data.  In Fiscal 2014, Frederic Cook, in addition to advising on the design of the Equity Incentive Plan, advised on compensation matters relating to the former Chief Executive Officer, Thorsten Heins, and certain other former Executive Officers, but was not involved in advising on Mr. Chen’s compensation package or compensation matters relating to certain of the new Executive Officers appointed following Mr. Chen’s appointment.

The CNG Committee then makes recommendations to the full Board which approves Executive Officer compensation other than compensation for the Chief Executive Officer, which is approved by the independent members of the Board.  These reviews and approvals for Fiscal 2014 compensation occurred as follows:

Topic	Q1 Fiscal 2014	Q2 Fiscal 2014	Q3 Fiscal 2014	Q4 Fiscal 2014
	March – May 2013	June – August 2013	September – November 2013	December 2013 – February 2014
Base Salary	Fiscal 2014 Base Salary Increases Approved (Determined May, Effective June)
Annual Incentive	Fiscal 2014 Incentives Plan Design and Metrics Approved (February 2013)	Fiscal 2014 Incentives Targets Approved (June)		Fiscal 2014 Incentives Payment Approved (March 2014, Payout Effective April 2014)
Long-Term Incentive		Fiscal 2014 Regular Annual Long-Term Incentive Awards Design Approved (June)	Fiscal 2014 Regular Annual Long-Term Incentive Awards Cash Approved (September)	Fiscal 2014 Regular Annual Long-Term Incentive Awards Equity Approved and Granted (December)

Consistent with the Company’s prior practice, long-term incentive awards are typically approved and granted in the third quarter.  In the third quarter of Fiscal 2014, the Board approved a hybrid cash grant and a grant of RSUs to occur at a later date as a result of the Strategic Review Process special trading blackout in effect at that time.  Such RSUs were approved and granted at the December 2013 CNG Committee Meeting.  See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation” for more information.  Grants in the third quarter of a fiscal year enable the CNG Committee and the Board to consider the Company’s past performance during the first half of the fiscal year when making these decisions. It also provides an opportunity to review updated comparator compensation data before approving the long-term incentive compensation.  Even though the annual compensation review cycle addresses base salary, annual incentive and long-term incentive elements at different times, the CNG Committee and the Board consider each element of compensation in the context of total executive compensation at each stage of the cycle.

2.	Comparator Group Development

For the purpose of considering the competitiveness of the Company’s executive compensation for Fiscal 2014, the Company considered compensation data from a global high technology comparator group (the “High Technology Comparator Group”) approved by the CNG Committee in June 2012, taking into consideration information and advice from its independent compensation consultant, Frederic Cook.  The High Technology Comparator Group was adjusted in Fiscal 2013 and was selected on the basis of the following objective selection criteria, which are generally consistent with the Company’s practices in prior fiscal years:

•
Cross-section of high technology and telecom industry companies, primarily targeting U.S. technology companies, which represent the Company’s most direct competitors for talent.  Other relevant international companies were considered if they had robust compensation disclosure;

•	Companies with global operations;
•	Companies with products that compete directly with the Company’s products; and
•
Companies having similar revenue, profits and market capitalization as the Company, with the intent to position the Company’s revenue near the comparator group’s median, which mitigates potential bias in the data.  The Company’s trailing revenue was above the 50th percentile of its comparator companies and no comparator company reported more than three times the Company’s revenue, in each case as of the time the comparator group was chosen.

The executive compensation practices of the High Technology Comparator Group companies were considered in reviewing and making decisions regarding the Company’s compensation elements for Fiscal 2014.

High Technology Comparator Group
Comparator Company Corporate Information*
(Millions)
Company Name	Revenue1	Market Cap2	Global
Amazon.com	$61,093	$121,133	X
Applied Materials	$8,103	$16,177	X
Broadcom	$8,184	$19,732	X
Cisco Systems	$47,252	$111,412	X
Corning	$8,012	$19,633	X
eBay	$14,543	$70,225	X
EMC	$21,714	$50,335	X
Google	$53,499	$262,065	X
Micron Technology	$8,047	$10,240	X
Motorola Solutions	$8,698	$17,679	X
Nokia	$37,854	$12,283	X
Qualcomm	$20,458	$115,012	X
SAP AG	$21,540	$98,903	X
Symantec	$6,839	$17,009	X
Texas Instruments	$12,519	$39,318	X
Xerox	$22,243	$10,525	X
Yahoo!	$4,906	$26,240	X
75th Percentile	$22,243	$98,903
50th Percentile	$14,543	$26,240
25th Percentile	$8,103	$17,009
BlackBerry	$11,073	$7,571	X

* All data sourced from Standard & Poor’s Capital IQ.
1.  Revenue reflects trailing four quarter information available as of March 31, 2013 (at the time that the CNG Committee considered the High Technology Comparator Group) other than for the Company, which information is as of March 2, 2013.
2.  As of March 31, 2013.

A secondary comparator group consisting of Canadian companies, was first selected in Fiscal 2012 and used in Fiscal 2013 and Fiscal 2014 (the “Canadian Comparator Group”) primarily to assess market practices related to change of control, share ownership guidelines, termination without cause and other employment-related practices.  The Canadian Comparator Group was selected primarily based on revenue, market capitalization and scope/complexity of operations, and represented a cross-section of industries.  These companies were originally selected to compare the overall competitiveness of the Company’s executive compensation and overall compensation practices in the Company’s Canadian marketplace.  The Canadian Comparator Group is viewed as a secondary comparator group because the Company competes for executive talent and shareholder capital within its global market rather than its local market.  Notably, of the seven new Executive Officers hired by the Company in Fiscal 2014, all are based in the United States and six were most recently employed by U.S. companies.

The Company has no relevant Canadian technology peers.  The Company is one of only two information technology companies in the Canadian S&P/TSX 60 Index.  Within the S&P/TSX Composite Index (244 companies), there are only eight information technology companies and the three largest industries represented in the index are Financials (34%), Energy (27%) and Materials (12%).  Businesses in these industries are capital-intensive and tend to have different talent and reward profiles than human capital intensive businesses.

Canadian Comparator Group
Comparator Company Corporate Information*
(Millions)
Company Name	Revenue1
Agrium	$16,686
BCE	$20,059
Bombardier	$16,769
Canadian National Railway	$10,050
Canadian Natural Resources	$14,651
Celestica	$6,189
Cenovus Energy	$16,913
CGI Group	$6,279
CIBC	$16,956
Potash Corp of Saskatchewan	$7,927
Rogers Communication	$12,583
Shoppers Drug Mart	$10,793
Sun Life Financial	$17,633
TransCanada	$8,041
Teck Resources	$10,136
TELUS	$10,863
25th Percentile	$9,540
50th Percentile	$11,711
75th Percentile	$16,793
BlackBerry	$11,073

* Data sourced from Standard & Poor’s Capital IQ.  Revenue amounts for companies reporting in Canadian currency have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of $1 = CDN $0.999 for Fiscal 2013.

1. Revenue reflects trailing four quarter information available as of March 31, 2013, other than for the Company, which information is as of March 2, 2013.
3.	Compensation Elements and Company Goals

Base Salary

The base salary for each NEO is reviewed annually after the completion of the prior fiscal year.  In assessing individual performance of the NEOs for Fiscal 2014, the CNG Committee considered the importance of both quantitative factors and qualitative factors, such as demonstrated leadership ability as well as the management and implementation of major projects and initiatives.  The NEOs’ base salaries were also reviewed by the CNG Committee against the High Technology Comparator Group based on market data provided by Frederic Cook in Fiscal 2014.   In addition to these considerations, the CNG Committee also reviewed and considered proposals from the Chief Executive Officer regarding the annual base salaries of Messrs. Zipperstein, Perks and Bidulka.  The recommendations from the Chief Executive Officer were reviewed and approved by the CNG Committee and the Board.  The salaries of Messrs. Yersh, Dodge and Bocking were not reviewed by the CNG Committee at the time of the regular review as they did not hold a position that required review of their compensation by the CNG Committee and the Board.

The base salary of Mr. Yersh was set in conjunction with his promotion to the position of Chief Financial Officer. The base salary of Mr. Zipperstein was considered to be in line with the market for his position and was left unchanged.  Messrs. Chen and Perks were recruited from outside the Company in Fiscal 2014, and their starting salaries are reflected in the table below.  The salary of Mr. Dodge was not reviewed by the CNG Committee after the completion of Fiscal 2013 as he did not report directly to the Chief Executive Officer at that time.  As a result of the CNG Committee’s compensation review, and following advice from Frederic Cook, Mr. Heins’ (the former

Chief Executive Officer) base salary was increased as shown in the table below and was effective in March 2013.  The base salary for Mr. Bidulka (the former Chief Financial Officer) was increased as shown in the table below and was effective in May 2013.  The salary of Mr. Bocking was reviewed by the CNG Committee in connection with his promotion to the position of EVP, Software Product Management and Ecosystem effective March 29, 2013.

	Base Salary for Fiscal 2013		Base Salary for Fiscal 2014
Name	CDN	USD1	CDN	% Increase	USD2
John Chen3	Not Applicable				$1,000,000
James Yersh4	$308,838	$300,280	$322,000 (until November 25, 2013) $500,000 (effective November 25, 2013)	4% 55%	$311,925 $473,754
Steve Zipperstein		$700,000		0%	$700,000
Nigel Perks5	Not Applicable		$470,000	Not Applicable	$455,294
Dan Dodge	$467,977	$455,009	$475,000	2%	$460,138

Thorsten Heins6	$1,000,000	$972,290	$1,500,000	50%	$1,458,435
Brian Bidulka	$626,000	$608,653	$700,000	12%	$678,097
Andrew Bocking7	$312,006	$303,360	$400,000	28%	$387,484

1.
Base salaries have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of  $1 = CDN $1.0285 on May 25, 2012, the last business day before the base salary increases became effective for Fiscal 2013, being May 27, 2012.

2.
Base salaries have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of  $1 = CDN $1.0323 on May 24, 2013, the last business day before the base salary increases became effective for Fiscal 2014, being May 26, 2013, other than for James Yersh, whose base salary of $500,000 has been converted to U.S. dollars using an exchange rate of  $1 = CDN $1.0554 on November 25, 2013, the day such increase became effective, and Thorsten Heins, whose base salary has been converted to U.S. dollars using an exchange rate of  $1 = CDN $1.0285, on March 1, 2013, the last business day before such increase became effective.

3.	Mr. Chen commenced employment with the Company on November 13, 2013 as Executive Chair and Interim Chief Executive Officer.
4.	Mr. Yersh was promoted to the position of Chief Financial Officer effective November 25, 2013 at which time his base salary was increased from CDN $322,000 to CDN $500,000.
5.	Mr. Perks commenced employment with the Company on April 1, 2013 as EVP, Human Resources.
6.	Mr. Heins’ salary was adjusted on March 3, 2013 at which time his base salary was increased from CDN $1,000,000 to CDN $1,500,000.
7.	Mr. Bocking was promoted to the position of EVP, Software Product Management & Ecosystem effective March 29, 2013 at which time his base salary was increased from CDN $312,006 to CDN $400,000.

Annual Incentives

Pay-for-performance is driven through the AIP which compensates Executive Officers based on a combination of the Company’s achievement of certain key financial and operational measures and individual performance relative to annual individual and Company objectives.

In Fiscal 2014, following a review of external practices and the requirements of the business, the following changes were made:

Return to Annual Time Horizon: In recognition of the need to focus on the full year performance of the Company and on long-term objectives, it was appropriate to return to an annual time horizon for the measures and payout.  Semi-annual goals had been established in Fiscal 2013.

Alignment of Metrics and Weighting with VIP: The Variable Incentive Plan (“VIP”) is the annual incentive program for employees other than Executive Officers. To align the focus and interests of all employees of the Company, the measures and weighting of both the AIP and the VIP were set to the same values.

Incentive Maximum: The range for the Individual Performance Modifier was expanded by increasing the maximum value from 1.50 to 2.00. The range was 0 to 2.00 in Fiscal 2014.  This approach was intended to provide greater upside potential that aligns with market practice and an increased pay-for-performance orientation.

Under the AIP, an Executive Officer can earn annual incentive compensation that is calculated by multiplying the Executive Officer’s annual base salary by an annual target incentive, expressed as a percentage of base salary.  The Annual Incentive Targets for each of the NEOs for Fiscal 2014 are set out in the “NEO Annual Incentive Measures

and Payouts” table below.  This amount is further adjusted to reflect a Company Performance Factor and Individual Performance Modifier.  The AIP design and formula for Fiscal 2014 are detailed below.

Annual Incentive Plan Formula

NEO Base Salary (During Period)	X	Annual Incentive Target (% of Base Salary)	X	Company Performance Factor 0 to 1.50	X	Individual Performance Modifier 0 to 2.00

Company Performance Factor

For Fiscal 2014 the metrics were adjusted to further focus the NEOs on the most critical business outcomes for the year.  The metrics utilized in determining the Company Performance Factor in each period were as follows:

•	Revenue
•	EPS
•	Liquidity Position
•	BlackBerry 10 Success

The weighting of each metric and performance ranges are shown in the table below.

Fiscal 2014
Measure	Threshold	Target	Max	Fiscal 2014 Actual	Score	Weighting	Weighted Result
Revenue (Billion)	$15.00	$17.46	$19.00	$6.81	< Threshold	25%	0%
EPS	($0.46)	($0.23)	$0.00	($1.35)	< Threshold	25%	0%
Corporate Metrics
Metric 1: Liquidity Position (Billion, Fiscal 2014 Ending Cash Balance + Line of Credit Availability)	$2.00	$2.50	$3.00	$1.41	< Threshold	25%	0%
Metric 2: BB10 Success	Outcome meets some criteria	Successful Performance	Outcome exceeds most key criteria	Miss	< Threshold	25%	0%
2014 Company Performance Factor							0%

All but one of the metrics in Fiscal 2014 were pre-established and quantitative in nature. The exception was the BlackBerry 10 success metric, which was discretionary due to the complex nature of determining the success of the global roll-out and the multiple factors involved in this analysis.  The CNG Committee determined that the most appropriate way to determine success was to pre-define a variety of performance factors which would be assessed at the end of the period, including but not limited to: technical acceptance, first customer shipment, launch in all major regions, BlackBerry 10 devices ranged and sold by at least one carrier/region, purchase order and funnel activity, units sold, marketing efforts and BES 10 launch.

When the Board assessed achievement of the BlackBerry 10 success target in March 2014 as part of determining the final Fiscal 2014 Company Performance Factor, it was clear that, based on the financial state of the Company overall, the Company had not succeeded with the BlackBerry 10 launch to the degree originally expected. Therefore it was deemed appropriate to assess this measure as not having met the minimum criteria.

For employees participating in the VIP, the Company Performance Factor had a minimum payout guarantee of 35%

for Fiscal 2014.  Messrs. Yersh, Perks, Dodge, and Bocking participated in the VIP in Fiscal 2014 as they were not direct reports to the Chief Executive Officer at the commencement of the year and therefore they received incentive payments based on this minimum guaranteed Company Performance Factor.  As an AIP participant, Mr. Zipperstein was not entitled to the minimum guarantee and therefore received no payout.  Mr. Chen is not a participant under the AIP and his annual incentive payout is at target in accordance with the terms of his employment agreement.

Individual Performance Modifiers

The individual performance modifier is determined by reviewing the NEO’s performance relative to individual objectives established for Fiscal 2014 and the NEO’s contribution to the Company’s strategic goals.  The NEO’s performance and contribution are evaluated using a rating scale from 0 to 2.00.  The Chief Executive Officer makes recommendations to the CNG Committee for the awards of the other NEOs.  The CNG Committee makes recommendations on the awards for the Chief Executive Officer to the independent directors of the Board for approval.  Any awards made to the other NEOs are recommended by the CNG Committee for approval by the Board.

NEO Annual Incentive Measures and Payouts

The table below shows the amount of the annual incentive awards paid to the NEOs in April 2014 for Fiscal 2014 as approved by the CNG Committee and the Board.

Name	Annual	Individual	Fiscal 2014 Actual Incentive Award
	Incentive Target %	Performance Modifier	CDN	USD1	% of Eligible AIP Award Received
John Chen2	200%	1.00		$653,846	200%
James Yersh3	100%	1.00	$95,597	$91,372	26%
Steve Zipperstein4	100%	1.00	-	-	0%
Nigel Perks2	75%	1.00	$113,546	$108,528	26%
Dan Dodge	75%	1.00	$124,262	$118,770	26%

Thorsten Heins	150%	0.00	-	-	0%
Brian Bidulka	100%	0.00	-	-	0%
Andrew Bocking2	75%	1.00	$92,677	$88,581	24%

1.
Except for Mr. Chen whose base compensation is in U.S. dollars, incentive awards have been converted to U.S. dollars using the Bank of Canada average noon exchange rate of $1 = CDN $1.0462 for Fiscal 2014.

2.	The short-term incentive award to Mr. Chen and the VIP awards to Mr. Perks and Mr. Bocking were prorated to reflect the length of their service with the Company during Fiscal 2014.
3.	The VIP award to Mr. Yersh reflects his participation at an annual incentive target of 60% until his promotion to the position of Chief Financial Officer in November 2013.
4.	At the end of Fiscal 2014, Mr. Zipperstein was the only Fiscal 2014 AIP participant among the Active NEOs.

Special Bonuses for Performance

During Fiscal 2013, the Board determined that it would be in the best interests of the Company’s shareholders to create a special achievement bonus program for the Executive Officers focused on the most critical deliverables driving the overall success of the Company in Fiscal 2013 and Fiscal 2014 (the “Special Achievement Bonus Program”).  The CNG Committee and the Board approved the implementation of this bonus program in principle in September 2012 and established the following two performance criteria in December 2012:  (i) cash and liquidity maintenance above a $1.5 billion threshold (including available credit facilities) and (ii) BlackBerry 10 launch success (to be determined at the discretion of the Board).

In early Fiscal 2014, the Board determined that a special bonus would be payable to Messrs. Heins and Bidulka in recognition of their significant achievement against the performance criteria up to March 31, 2013.  In April 2013, the Board approved a bonus in the amount of CDN $3 million for Mr. Heins.  In May 2013, the CNG Committee approved a bonus in the amount of CDN $700,000 for Mr. Bidulka, acknowledging his outstanding implementation of the CORE program.  Although the CNG Committee and the Board recognized the significant contribution made by the entire executive team towards the performance criteria, it was determined that no special bonuses would be payable to other Executive Officers in respect of the period ended March 31, 2013.  No additional bonuses were awarded under the Special Achievement Bonus Program in Fiscal 2014.

In addition to the Special Achievement Bonus Program, a special bonus program was put in place for key senior leaders that were critical to the CORE cost reduction work and the BlackBerry 10 development work. These bonuses were planned in Fiscal 2013 and paid out in Fiscal 2014. Mr. Yersh received a bonus in the amount of CDN $966,141 based on his contributions to the CORE cost reductions and Mr. Bocking received a bonus in the amount of CDN $500,000 for his contributions to the development and launch of BlackBerry 10.

Retention Bonuses

During Fiscal 2013, Mr. Bocking was identified as a critical leader for the success of software products and in particular, the Company’s BBM product. It was deemed important to retain him and as a result, a retention bonus of CDN $325,000 was offered to him. The sole condition of the bonus was that he remain with the Company until November 2013.  The retention period was completed and the bonus was paid out in full to Mr. Bocking in November 2013.

Long-Term Incentive Compensation

As summarized in the Summary Compensation Table in Section G of this CD&A, long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long-term business objectives and the interests of shareholders.  The awards to Executive Officers are also granted in recognition of the importance of an Executive Officer to the Company’s future, the desire to create retention value with each Executive Officer and the individual performance of each Executive Officer, in each case, at the time the equity awards were granted.  The Company and the CNG Committee believe that the long-term incentive compensation element of the Company’s compensation program needs to be competitive relative to the Company’s comparator group, and that it is imperative to executing the Company’s strategy in an intensely competitive industry for products and to attracting and retaining key talent.

On an annual basis, the CNG Committee reviews the long-term incentive compensation of Executive Officers.  This review takes into consideration total compensation and external market factors, including comparator group information provided by the CNG Committee’s independent compensation consultant. Based on this review, the CNG Committee has the ability to grant stock options and/or RSUs annually based on established equity award ranges that have historically been expressed in terms of a number of stock options and/or RSUs.  The quantum or dollar value of stock options or RSUs granted depends on, among other things, the position, level and performance of the individual, as well as comparator group information and the Company’s past grants to the NEO.

Following a survey of long-term incentive market practices, input from the CNG Committee’s compensation advisor, and feedback from the CNG Committee, the annual LTIP for Fiscal 2014 was revised, with the establishment of guideline ranges for the ratio of the total value of pending long-term cash rewards to base salary.  In addition, for the NEOs other than the Chief Executive Officer, award ranges and target values were increased to be more competitive and closer to the 50th percentile of the Company’s comparator group.

Consideration was given to including performance-based RSUs (“PSUs”) among the types of equity awards available as long-term incentive compensation; however, the CNG Committee was of the view that the financial and operational circumstances of the Company and the volatility of its stock price made the use of PSUs inappropriate for Fiscal 2014 awards.

In addition, shareholders of the Company approved the Equity Incentive Plan (replacing the Prior Plans) at the Company’s annual and special meeting of shareholders held in July 2013, as recommended and approved by the CNG Committee and the Board.  While the objectives of the Equity Incentive Plan are consistent with the objectives of the Prior Plans, the Equity Incentive Plan includes the following new or revised provisions:
•	Limited Award Terms: new option grants are subject to a maximum term of five years, and RSUs will generally expire no later than December 31 of the third calendar year after the applicable award date;
•	Option Pricing Restrictions: shareholder approval is expressly required to make certain actual or effective repricing of outstanding options;

•	Limited Eligibility: consultants and directors who are not employees are not eligible to participate in the Equity Incentive Plan;
•	Blackout Provisions: the term of an option will be automatically extended to expire ten business days after the end of any applicable blackout period during which it would otherwise expire;
•	No Single-Trigger Entitlement: Awards will not be subject to automatic acceleration of vesting on a Change of Control and will be subject to a “double trigger”; and
•	Enhanced Death Benefits: unvested Awards will immediately vest upon the death of a participant.

In addition, as described above, in December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan.  As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control (i.e., double-trigger accelerated vesting).  See “Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan”.

All of the above design and plan changes were made to increase competitiveness of direct compensation and improve alignment of individual and Company performance for the Executive Officers in place at the time.  These changes brought total direct compensation for the Executive Officers in place as of June 2013 (other than the Chief Executive Officer) to the median or almost to the median as compared to the Fiscal 2014 comparator group. With the changes in the Company’s executive leadership team and strategic direction late in Fiscal 2014, consideration is being given to revising the comparator group for the Executive Officers; however no changes have yet been made.

As previously discussed, the Fiscal 2014 LTIP equity award recommendations were put forward at the September 2013 meetings of the CNG Committee and the Board.  At that time, the Strategic Review Process was underway and the Company imposed a special trading blackout, preventing the granting of any equity awards in accordance with Company policy.  A decision was therefore made to approve the first third of the recommended LTIP award amounts as fixed cash amounts to be paid in October 2014, subject to similar provisions as would have applied to an equity grant. These cash amounts are reported as part of Fiscal 2014 compensation under the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table in this CD&A. The remaining two-thirds of the original recommended award amounts were deferred pending the conclusion of the special trading blackout and were considered by the CNG Committee and the Board at the December 2013 meetings. The CNG Committee and the Board approved granting these amounts as RSUs vesting in two equal portions: the first in October 2015, and the second in October 2016. This approach was consistent with the practices and procedures set out in the Company’s Awards Policy, described below, and the Equity Incentive Plan, including the Board-approved equity award ranges in place at the time.

In addition to the annual long-term incentive awards, the Company also makes long-term incentive awards on a quarterly basis in accordance with its Awards Policy.  Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes.  The following quarterly equity awards were granted to the NEOs, other than the Chief Executive Officer, in Fiscal 2014:
•
Mr. Perks was granted an award in recognition of his appointment as EVP, Human Resources in April 2013. The recommended award of $500,000 was approved by the CNG Committee and the Board at the June 2013 meetings and was granted July 2, 2013.

•
Mr. Yersh was granted an award in recognition of his November 2013 promotion to the position of Chief Financial Officer. The recommended award of $1.5 million was approved by the CNG Committee and the Board at the December 2013 meetings and was granted December 23, 2013.

Thorsten Heins Fiscal 2014 LTIP Award: As reported in the Fiscal 2013 Management Information Circular, Mr. Heins and the Company entered into an amended and restated employment agreement in the first quarter of Fiscal 2014, effective May 21, 2013. As part of this agreement, Mr. Heins was granted an up-front long-term incentive equity award, in lieu of on-going equity awards for the following three years. This award consisted of a time-based RSU award with a value of $22.5 million and a performance-based RSU award with a value of $11.25 million (the “2014 Heins LTIP Award”). These awards were approved May 21, 2013 but granted July 3, 2013 following the conclusion of the regular trading blackout that was in effect at the time of approval. The entire time-based award was slated to vest three years from the date of the employment agreement. In order for the performance-based equity award to vest, the Company needed to achieve GAAP net earnings per diluted share for Fiscal 2016 of not less than a specified minimum target.  All of Mr. Heins’ unvested awards, including the 2014 Heins LTIP Award, were forfeited when he resigned in November 2013.

John Chen Equity Award at Hire: As discussed in the section below on Fiscal 2014 CEO Compensation Decisions, Mr. Chen was granted an award of 13 million time-based RSUs in connection with his appointment as Executive Chair and Interim Chief Executive Officer in November 2013. 25% of these RSUs vest on each of the 3rd and 4th anniversaries of the effective date of his employment agreement, with the remaining 50% vesting on the 5th anniversary.

A summary of the long-term incentive awards granted to the NEOs in Fiscal 2014 is summarized in the following table:

Name	Award Type	Award	Date	Grant Price	# Granted	Value
John Chen	RSUs	New Hire	November 13, 2013	$6.52	13,000,000	$84,773,000
	Total					$84,773,000
James Yersh	RSUs	Promotion	December 23, 2013	$7.47	200,803	$1,499,998
	RSUs	Annual Award	December 23, 2013	$7.47	22,311	$166,663
	Total					$1,666,662
Steve Zipperstein	RSUs	Annual Award	December 23, 2013	$7.47	223,114	$1,666,662
	Total					$1,666,662
Nigel Perks	RSUs	New Hire	July 2, 2013	$9.70	51,546	$499,996
	RSUs	Annual Award	December 23, 2013	$7.47	116,019	$866,662
	Total					$1,366,658
Dan Dodge	RSUs	Annual Award	December 23, 2013	$7.47	89,245	$666,660
	Total					$666,660

Thorsten Heins1	RSUs	Special Award	July 2, 2013	$9.70	2,319,587	$22,499,994
	PSUs	Special Award	July 2, 2013	$9.70	1,159,793	$11,249,992
	Total					$33,749,986
Brian Bidulka 2	RSUs	Annual Award	December 23, 2013	$7.47	196,340	$1,466,660
	Total					$1,466,660
Andrew Bocking 3	RSUs	Annual Award	December 23, 2013	$7.47	89,245	$666,660
	Total					$666,660

1. Mr. Heins forfeited all unvested equity awards at the time of his resignation.
2. Mr. Bidulka will forfeit 98,170 RSUs when his severance period ends February 28, 2016.
3. Mr. Bocking will forfeit 152,413 RSUs when his notice period expires on July 23, 2014.

Retirement Savings

The Company offers all Canadian-based and U.S.-based Executive Officers the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based and U.S.-based employees.  In Fiscal 2014, the Company matched each Canadian-based employee’s contribution to the group registered retirement savings plan (“RRSP”) and each U.S.-based employee’s contribution to the U.S. 401(k) Plan dollar for dollar up to 5% of the employee’s base salary, subject to the employee’s current year RRSP contribution limit in the case of each Canadian employee.  Consistent with the Company’s philosophy, no additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees with the exception of Mr. Heins, the Company’s former President and Chief Executive Officer and Mr. Perks.  In Fiscal 2014, Mr. Heins had access to the Company’s aircraft for personal use, which benefit was valued at CDN $96,104, and was also reimbursed immigration costs of CDN $1,330.  Mr. Perks received a perquisite of CDN $168,601 associated with his relocation and immigration costs.  These amounts are included in the “All Other Compensation” column in the Summary Compensation Table in this CD&A.

4.	Claw Back of Incentive and Equity-Based Compensation

In April 2008, the Board approved a policy with respect to the reimbursement of incentive and equity based compensation.  This policy requires that if the Board becomes aware of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, the Board shall take such action as it deems appropriate to remedy the misconduct and prevent its recurrence, and may take disciplinary action against the Executive Officer.  In addition, the Board will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such Executive Officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the Executive Officer, had the financial results been properly reported, would have been lower than the amount actually awarded.

5.	Executive Officer Share Ownership Guidelines

In January 2012, the Company established a share ownership guideline for the Chief Executive Officer of at least four times his base salary. In March 2012, share ownership guidelines were also established for the other Executive Officers, of at least two times their respective base salaries.  Under the guidelines, all unvested equity awards and owned shares are counted toward the target.  The Executive Officers have five years from first becoming subject to the guidelines to attain the requisite share ownership levels.  If they do not meet the guidelines within such period, they are required to hold at least 50% of their Common Shares obtained (on an after-tax basis) from the settlement of equity awards until such time as the guidelines are satisfied.

6.	Fiscal 2014 CEO Compensation Decisions

The Board made a number of decisions with respect to the Chief Executive Officer’s compensation structure in the third quarter of Fiscal 2014 with the appointment of John Chen as the new Executive Chair of the Board and Interim Chief Executive Officer.

The Company’s approach to compensation has been designed to ensure that executives are focused on, and compensated for, creating long-term growth that benefits shareholders. The CNG Committee and the Board take a number of internal and external factors into consideration when setting executive compensation, carefully weighing business results, skill, experience, risk assessment and the achievement of objectives to ensure appropriate compensation for Executive Officers.

Under the leadership of Mr. Chen, the Company is focused on three key strategic initiatives: (i) returning the Company to its core strengths of enterprise and security; (ii) implementing changes in the Company’s Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company, including the Company’s joint device development and manufacturing agreement with Foxconn Technology Group; and (iii) transitioning to an operating unit organizational structure consisting of the Devices business, Enterprise Services, the QNX Embedded business and Messaging.  The necessary speed and scope of this transformation, as well as its critical importance to the future success of the Company, demand leadership of exceptional skill, agility and vision.

Mr. Chen is widely recognized among industry analysts and peers as a seasoned executive with a proven track record for returning technology companies to growth and profitability, as demonstrated most recently by his experience at Sybase Inc.  He is a prominent corporate leader and currently serves as a director of The Walt Disney Company and Wells Fargo & Company.

Accordingly, to reflect Mr. Chen’s demonstrated track record, as well as provide incentive going forward, Mr. Chen’s employment agreement provides for the following:

• Base Salary: $1 million;
• Performance Bonus: 200% of Base Salary (or $2 million)
• Equity: 13,000,000 RSUs, vesting over five years (the Chen 2013 Equity Grant):
o 25% upon 3rd anniversary
o 25% upon 4th anniversary
o 50% upon 5th anniversary

The Board believes that the terms of Mr. Chen’s compensation package were required in order to attract a new and proven leader who would commit to the Company on a long term basis and implement a new strategic direction for the Company at a critical time.  Accordingly, the vesting schedule of the Chen 2013 Equity Grant serves to align Mr. Chen’s performance for the long-term, as none of the RSUs vest in years one and two, and half of the total of such grant does not vest for five years.  On an annualized basis, the Chen 2013 Equity Grant amounts to a grant of 2.6 million RSUs per year, valued at approximately $16.95 million (using the fair market value of Common Shares on the NASDAQ of $6.52 on the award date of November 13, 2013).

Pursuant to the terms of the Mr. Chen’s employment agreement, if Mr. Chen is terminated without cause, or for good reason (including upon a change of control), he is entitled to severance payments and all of his unvested equity, including the Chen 2013 Equity Grant, immediately vests.  See “G.  Summary Compensation Table and Disclosures – Employment Arrangements, Termination and Change of Control Benefits” in this CD&A for further information.

7.	Fiscal 2015 Compensation Decisions

As discussed above, Mr. Chen’s employment agreement provides for a guaranteed annual cash bonus of $2 million per year. However, for Fiscal 2015, Mr. Chen has waived his right to that guaranteed amount and instead asked the Board to place him on the same annual incentive plan as his direct reports, as Fiscal 2015 will be the first full fiscal year that Mr. Chen and the Company’s new senior management team will have worked together and Mr. Chen believed it important for all members of that team to be aligned and incented the same way.

Following the completion of Fiscal 2014, the CNG Committee approved certain amendments to Mr. Zipperstein’s employment agreement in recognition of his valuable service and contributions to the Company (the “Zipperstein Amendments”).  The Zipperstein Amendments, effective as of May 5, 2014 (the “Effective Date”), include: (a) a one-time cash bonus in the amount of $2,000,000, payable within 30 days of the Effective Date, (b) LTIP equity grants as follows: (i) Fiscal 2015 LTIP annual equity grant (to be awarded in the fall of 2014) to be no less than $2,500,000, and (ii) an agreement to recommend to the CNG Committee that Mr. Zipperstein’s annual LTIP equity grants in the following four years (Fiscal 2016 to Fiscal 2019) shall be no less than $2,500,000 per year (subject to, and in accordance with, the Company’s policy on granting equity awards and Mr. Zipperstein being actively employed by the Company at the time of each yearly grant); (c) annual base salary continuing to be not less than $700,000, with an annual variable incentive target not less than 100% of annual base salary, for the period of Fiscal 2015 to Fiscal 2019; and (d) an enhanced severance entitlement in the event the Company terminates Mr. Zipperstein without just cause.  See “G. Summary Compensation Table and Disclosures – Employment Arrangements, Termination and Change of Control Benefits” in this CD&A for further information.  As the Zipperstein Amendments were made after the completion of Fiscal 2014, items (a) and (b)(i) are not disclosed in the Summary Compensation Table and will be reported in next year’s CD&A.

E.	Compensation Risk Management

The mandate of the CNG Committee requires the CNG Committee to review annually the risk management and controls of the Company’s compensation and benefit arrangements, including the administration of the Company’s equity-based plans.  In early 2012, to determine if additional measures should be taken to enhance the Company’s compensation governance, the Company engaged Towers Watson to assist with a risk assessment of compensation programs and polices related to the NEOs.  The compensation risk assessment included interviews with the Board and management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company.  At that time, Towers Watson also reviewed documentation relating to the Company’s compensation governance oversight structure and processes, including the Board and Committee Mandates, and the accountability of the Risk Management & Compliance Council comprised of management and the Audit and Risk Management Committee.  In addition, the Company’s executive compensation programs for the NEOs were assessed against Towers Watson’s compensation risk assessment framework.

Towers Watson’s compensation risk assessment indicated that, given the Company’s business context, there did not appear to be significant risks arising from the NEO’s current compensation policies and practices that are likely to have a material adverse effect on the organization.  In Fiscal 2013, Towers Watson updated its 2012 assessment, and this was presented for review to, and accepted by, the CNG Committee in March 2013.

A full, in-depth risk assessment and stress-testing of the Company’s compensation and benefit arrangements was not conducted in Fiscal 2014 given the uncertainty of the Company’s strategic direction.  The Company intends to complete a full assessment in the coming months, with a target completion date of September 2014, which will include a set of guidelines to ensure that risk mitigation is explicitly reviewed and discussed for any future executive compensation structure.  In the interim, the Company reviewed the Towers Watson assessment from Fiscal 2013 and considered how changes to date, as well as anticipated changes in Fiscal 2015, continue to address the key risk-mitigating features identified by Tower Watson, as outlined below.

The Company’s compensation programs are designed to align with the Company’s business strategy, product life cycle and risk profile.  Towers Watson identified the following key risk-mitigating features in the Company’s compensation governance processes and compensation structure:

•
Review of incentive programs. On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations.  A new plan design for Fiscal 2015 was reviewed and approved by the Board in March 2014.

•
Regular tracking and reporting of potential compensation payouts. The Company regularly reviews, tracks and reports to the CNG Committee on potential compensation payouts to effectively monitor performance and manage any inherent risks.

•
Fixed vs. variable compensation. For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation.  Variable compensation provides the potential for a strong pay-for-performance link, while salary ensures a competitive base level of compensation.

•
Incentive plan payouts capped. For NEOs, the annual incentive program in Fiscal 2014 had a maximum payout multiplier of 3x target (0-1.5 times target incentive based on corporate performance and an individual performance modifier of 0-2.0 times).  The new incentive plan design for Fiscal 2015 will eliminate the individual performance modifier and the maximum payout will be 200% of target.

•	Minimum threshold performance. Annual incentive payouts are subject to a minimum level of financial performance.
•
External independent compensation advisor. On an ongoing basis, the CNG Committee retains an independent advisor to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

•
Clawback policy. The Company maintains a policy with respect to the recoupment of incentive and equity-based compensation from an Executive Officer whose intentional misconduct causes a financial restatement.  The Company may consider enhancing the policy to enable the Company to claw back incentive compensation upon any financial restatement, with or without misconduct.

•
Share ownership guidelines. The Chief Executive Officer is required to acquire over a period of five years, and thereafter hold, Common Shares having a value of at least four times his base salary and NEOs and EVP-level executives are required to acquire and hold Common Shares having a value of two times their base salaries.

In addition to these features of the Company’s compensation governance processes and compensation structure, the Company has voluntarily implemented a non-binding shareholder advisory vote on executive compensation.  The advisory vote provides shareholders with the opportunity to signal whether or not the Company’s current approach to executive compensation is acceptable to shareholders.  See “Business to be Transacted at the Meeting – Advisory Vote on Executive Compensation” in this Management Information Circular.

The Company is not aware of any of its current officers or directors engaging in any hedging activities or share pledging.  The Company’s Insider Trading Policy, which applies to all officers and directors, also includes certain anti-monetization measures.  In particular, the policy cautions insiders about the risks associated with pledging shares of the Company to secure a margin loan in a brokerage account and the continuing requirement to comply with the Insider Trading Policy, including the requirement to obtain pre-clearance before any realization of such pledged shares occurs.

F.	Company Total Shareholder Return Performance vs. Indices and Aggregate NEO Compensation

The following graphs show the cumulative total shareholder return of $100 invested in the Common Shares compared to the S&P/TSX Composite Total Return Index (expressed in CDN dollars) and the NASDAQ Composite Index for the period of February 28, 2009 to February 28, 2014.

TOTAL SHAREHOLDER RETURN – BBRY VS NASDAQ AND TSX

	February 28, 2009	February 27, 2010	February 26, 2011	March 3, 2012	March 2, 2013	February 28, 2014
BBRY	100.00	177.47	165.22	34.53	33.20	25.04
NASDAQ	100.00	162.45	201.84	216.00	230.05	312.67
TSX	100.00	143.17	172.99	155.65	157.25	174.93

The Common Shares have generally underperformed on both indices over the five year period preceding Fiscal 2014.  While a portion of the compensation of the NEOs is performance-based, it is difficult to correlate compensation to the trends shown in the above performance graphs given the significant changes in the Company’s leadership and strategy over the course of Fiscal 2013 and Fiscal 2014.

G.	Summary Compensation Table and Disclosures

The following table provides a summary of the total compensation earned by each NEO of the Company for Fiscal 2014, Fiscal 2013 and Fiscal 2012.

Summary Compensation Table1
					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year2	Salary ($)3	Share-based Awards ($)4	Option-based Awards ($)5	Annual Incentive Plans6	Pension Value ($)7	All Other Compensation ($)	Total Compensation ($)
John Chen	2014	$326,374	$84,773,000	$0	$653,846	$0	$0	$85,753,220
Executive Chair & Chief Executive Officer

James Yersh	2014	$350,204	$1,666,662	$0	$1,098,150	$13,141	$0	$3,128,156
Chief Financial Officer	2013	$307,467	$656,244	$99,710	$161,627	$10,363	$0	$1,235,410
	2012	$298,273	$1,188,609	$0	$570	$12,509	$0	$1,499,960

Steve Zipperstein	2014	$700,000	$1,666,662	$0	$1,433,334	$12,654	$0	$3,812,649
Chief Legal Officer & Corporate Secretary	2013	$467,308	$3,068,741	$113,006	$1,300,708	$24,538	$0	$4,974,301

Nigel Perks	2014	$413,439	$1,366,658	$0	$733,023	$0	$168,6018	$2,681,721
EVP, Human Resources

Dan Dodge	2014	$452,459	$666,660	$0	$469,551	$12,134	$0	$1,600,805
President/Chief Executive Officer/Chief Technology	2013	$466,209	$712,492	$199,424	$1,055,368	$12,812	$0	$2,446,304
Officer (QNX)	2012	$593,210	$189,760	$0	$179,178	$12,245	$0	$974,393

Thorsten Heins	2014	$1,008,323	$33,749,9869	$0	$2,867,418	$2,193	$12,073,87510	$49,701,796
Former President & Chief	2013	$1,000,974	$2,999,997	$3,190,836	$1,717,295	$14,776	$141,199	$9,065,077
Executive Officer	2012	$670,222	$9,538,675	$0	$0	$13,311	$52,116	$10,274,324

Brian Bidulka	2014	$652,742	$1,466,660	$0	$669,064	$11,928	$2,097,00211	$5,630,730
Former Chief Financial	2013	$621,759	$1,499,995	$531,805	$419,335	$12,590	$0	$3,085,483
Officer	2012	$582,020	$711,600	$0	$0	$11,664	$0	$1,305,284

Andrew Bocking	2014	$337,452	$666,660	$0	$1,213,605	$12,192	$199,66812	$2,429,578
Former EVP, Software	2013	$309,536	$899,988	$119,653	$213,728	$12,524	$0	$1,555,430
Product Management & Ecosystem	2012	$248,865	$509,980	$0	$5,553	$11,806	$0	$776,204

1.
All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of $1 = CDN $0.9913 for Fiscal 2012, $1 = CDN $0.999 for Fiscal 2013 and $1 = CDN $1.0462 for Fiscal 2014.

2.
Fiscal 2012 covers the period from February 27, 2011 to March 3, 2012, inclusive, Fiscal 2013 covers the period from March 4, 2012 to March 2, 2013, inclusive, and Fiscal 2014 covers the period from March 3, 2013 to March 1, 2014, inclusive.

3.
For Fiscal 2014, salary increases were effective on May 26, 2013.  Mr. Heins resigned from the position of Chief Executive Officer on November 13, 2013. On the same date, Mr. Chen assumed the position of Executive Chair and Interim Chief Executive Officer at which time his annual base salary was $1,000,000.  On November 25, 2013, Mr. Bidulka resigned from the position of Chief Financial Officer, but continued to act as a special advisor to the Chief Executive Officer until the end of Fiscal 2014.  On the same date, Mr. Yersh assumed the position of Chief Financial Officer at which time his base salary was increased from CDN $322,000 to CDN $500,000. Mr. Zipperstein joined the Company on July 3, 2012 and Mr. Perks joined the Company on April 1, 2013.  Mr. Bocking was promoted to EVP, Software Product Management & Ecosystem on March 29, 2013 at which time his base salary increased from CDN $312,006 to CDN $400,000. Mr. Bocking resigned from his position effective January 23, 2014, and, in accordance with the terms of his employment agreement, will continue to receive his salary for a six month notice period expiring July 23, 2014.  The salaries for all NEOs are prorated to reflect any salary changes.  See “D.  Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Base Salary” in this CD&A for further information.

4.
RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the March 28, 2011 award date of  $55.99, on the September 19, 2011 award date of $23.72, on the January 24, 2012 award date of $15.01, on the July 3, 2012 award date of $7.35, on the October 1, 2012 award date of $7.86, on the July 2, 2013 award date of $9.70, on the November 13, 2013 award date of $6.52, and on the December 23, 2013 award date of $7.47.  These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.  The RSU awards for Messrs. Yersh, Zipperstein, Perks, Dodge, Heins, Bidulka and Bocking include RSUs awarded as part of the long-term incentive program (see “D.  Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Long-Term Incentive Compensation” in this CD&A).  Also, separate awards were made to Mr. Yersh in connection with his promotion effective as of November 25, 2013 and to Mr. Heins in connection with his promotion effective as of January 21, 2012.  In addition, new hire awards were made to certain NEOs in connection with their respective hire date, effective November 13, 2013 in the case of Mr. Chen, July 3, 2012 in the case of Mr. Zipperstein, and April 1, 2013 in the case of Mr. Perks.  Lastly, retention awards were made to Messrs. Yersh and Dodge on July 3, 2012, Mr. Heins on March 28, 2011 and Mr. Bocking on September 19, 2011.  Mr. Heins forfeited all unvested awards at the time of his resignation, including all share-based awards granted to him in Fiscal 2014.  Mr. Bidulka will forfeit 98,170 RSUs worth $981,700 as of the end of Fiscal 2014 when his severance period ends on February 28, 2016. Mr. Bocking will forfeit 152,413 RSUs worth $1,524,130 as of the end of Fiscal 2014 when his notice period ends on July 23, 2014.

5.
Stock option awards were valued at $4.18 using the Black-Scholes-Merton option-pricing model. Mr. Bocking will forfeit 19,083 options worth $57,900 as of the end of Fiscal 2014 when his notice period ends on July 23, 2014.

6.
Amounts in this column paid or made payable in Fiscal 2014 include: signing bonuses in the amount of $600,000 for Mr. Zipperstein and CDN $200,000 for Mr. Perks; retention bonus in the amount of CDN $325,000 for Mr. Bocking; special bonus awards in the amount of CDN $966,141 for Mr. Yersh, CDN $3,000,000 for Mr. Heins, CDN $700,000 for Mr. Bidulka and CDN$500,000 for Mr. Bocking; patent incentive awards in the amount of CDN $6,254 for Mr. Dodge and CDN $3,295 for Mr. Bocking; lump sum merit increase of CDN $12,000 for Mr. Dodge; and cash awarded in lieu of equity due to a special trading blackout during the Strategic Review Process in the amount of $833,334 for Mr. Zipperstein, $83,334 for Mr. Yersh, $433,334 for Mr. Perks, $333,334 for Mr. Dodge, and $333,334 for Mr. Bocking (receipt of which Mr. Bocking forfeited as a result of his resignation on January 23, 2014).  In addition, Mr. Bidulka was awarded $733,334 cash in lieu of equity due to the special trading blackout during the Strategic Review Process, but would have forfeited it due to his resignation. Pursuant to the terms of a letter agreement between him and the Company dated November 22, 2013 (the “Bidulka Agreement”), such amount was agreed to be paid to him by the Company and is therefore reported in the column entitled “All Other Compensation”.  See also footnote 11.

7.
Retirement Pension Savings values for each NEO reflects the Company’s contributions during Fiscal 2012, Fiscal 2013 and Fiscal 2014 in connection with the NEO's participation in the Company's Group RRSP or 401(k) Plan.

8.	Includes relocation and immigration costs. See “D. Executive Compensation Decision-Making – 3. Compensation Elements and Company Goals – Other Compensation (Benefits & Perquisites)”.
9.	Mr. Heins forfeited all unvested awards at the time of his resignation, including all share-based awards granted to him in Fiscal 2014.
10.
This amount includes the compensation paid to Mr. Heins in connection with his resignation as Chief Executive Officer totaling CDN $12,500,000.  See “A. Executive Summary – BlackBerry Fiscal 2014 Achievements – CEO Compensation – Mr. Heins”.  Amounts in this column for Mr. Heins also include the following perquisites for 2012, 2013 and 2014: personal travel on the Company aircraft of CDN $27,860 for Fiscal 2012, CDN $123,033 for Fiscal 2013 and CDN $96,104 for Fiscal 2014; a tax gross-up amount for personal use of the Company aircraft of CDN $2,880 for Fiscal 2012 and CDN $18,029 for Fiscal 2013; and immigration costs of CDN $1,330 for Fiscal 2014.

11.
Represents the amount Mr. Bidulka has received or will receive in termination entitlements as a result of his resignation pursuant to the terms of the Bidulka Agreement, including cash awarded in lieu of equity due to a special trading blackout during the Strategic Review Process in the amount of $733,334 that he would have otherwise forfeited.

12.	Represents the amount Mr. Bocking will receive in salary continuance from January 23, 2014 (his date of resignation) until his notice period expires on July 23, 2014.

Outstanding Stock Options and RSU Awards

The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as of March 1, 2014:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)1	Option Expiration Date	Value of Unexercised In-the-Money Options ($)2	Number of RSUs That Have Not Vested (#)	Market or Payout Value of RSUs That Have Not Vested ($)3	Market or Payout Value of Vested RSUs Not Paid Out or Distributed ($)
John Chen	0	-	-	-	13,000,000	$130,000,000	-
Executive Chair & Chief Executive Officer
James Yersh	10,000	$78.04	6-Apr-15	-	293,331	$2,933,310	-
Chief Financial Officer	23,854	$7.69	1-Oct-17	$72,376
Steve Zipperstein	27,035	$7.86	1-Oct-17	$57,855	483,397	$4,833,970	-
Chief Legal Officer & Corporate Secretary
Nigel Perks	0	-	-	-	167,565	$1,675,650	-
EVP, Human Resources
Dan Dodge	47,709	$7.69	1-Oct-17	$144,755	154,559	$1,545,590	-
President/Chief Executive Officer/Chief Technology Officer (QNX)

Thorsten Heins	254,4534	$7.69	13-May-14	$772,045	05	$0	-
Former President & Chief Executive Officer
Brian Bidulka	30,000	$73.48	3-Jul-14	-	338,5665	$3,385,660	-
Former Chief Financial Officer	127,226	$7.69	28-May-16	$386,021
Andrew Bocking	190,8346	$7.69	21-Oct-14	$57,900	177,9235	$1,779,230	-
Former EVP, Software Product Management & Ecosystem

1.	For Messrs. Yersh, Perks, Dodge, Heins, Bidulka and Bocking, option exercise price shown in Canadian dollars.
2.
For Messrs. Yersh, Perks, Dodge, Heins, Bidulka and Bocking, Canadian option values, calculated using the TSX closing price of Common Shares on February 28, 2014 of CDN $11.05 and the in-the-money option exercise price, were converted to U.S. dollars using the Bank of Canada closing rate on February 28, 2014 of $1 = CDN $1.1074.

3.	RSUs were valued using the NASDAQ closing price of common shares on February 28, 2014 of $10.00.
4.	Mr. Heins forfeited all unvested options at the time of his resignation. Pursuant to the terms of the Heins Termination Agreement,

Mr.Heins has until May 13, 2014 to exercise 254,453 vested options (exercise price of CDN $7.69), 170,000 of which he exercised on April 14, 2014.
5.
Mr. Heins forfeited all unvested RSUs at the time of his resignation.  Mr. Bidulka will forfeit 98,170 RSUs due to the upcoming termination of vesting on February 28, 2016 (when his severance period ends).  Mr. Bocking will forfeit 152,413 RSUs due to the upcoming termination of vesting on July 23, 2014 (when his notice period ends).

6.	Mr. Bocking’s unexercised options will be forfeited due to the upcoming termination of vesting July 23, 2014 (when his notice period ends).

Incentive Plan Awards - Value Vested or Earned during Fiscal 2014

The following table provides a summary of the value of stock option and RSU awards which vested during Fiscal 2014 as well as the value of annual incentive compensation for Fiscal 2014:

Name and Principal Position	Option-based Awards - Value Vested During the Year ($)1	Share-based Awards - Value Vested During the Year ($)2	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)3

John Chen	$0	$0	$653,846
Executive Chair & Chief Executive Officer
James Yersh	$3,848	$413,098	$1,098,150
Chief Financial Officer
Steve Zipperstein	$541	$1,030,725	$1,433,334
Chief Legal Officer & Corporate Secretary
Nigel Perks	$0	$0	$733,023
EVP, Human Resources
Dan Dodge	$7,695	$903,221	$469,551
President/Chief Executive Officer/Chief Technology Officer (QNX)

Thorsten Heins	$123,126	$1,478,108	$2,867,418
Former President & Chief Executive Officer
Brian Bidulka	$20,521	$706,715	$669,064
Former Chief Financial Officer
Andrew Bocking	$4,617	$433,815	$1,213,605
Former EVP, Software Product Management & Ecosystem

1.
The value of vested stock option awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.

2.	RSU awards were valued using the closing price of Common Shares on the NASDAQ on the vesting date.
3.
Amounts earned in Canadian dollars were converted to U.S. dollars using the Bank of Canada average noon exchange rate of $1 = CDN $1.0462 for Fiscal 2014.  Amounts in this column paid or made payable in Fiscal 2014 include: signing bonuses in the amount of $600,000 for Mr. Zipperstein and CDN $200,000 for Mr. Perks; retention bonus in the amount of CDN $325,000 for Mr. Bocking; special bonus awards in the amount of CDN $966,141 for Mr. Yersh, CDN $3,000,000 for Mr. Heins, CDN $700,000 for Mr. Bidulka and CDN$500,000 for Mr. Bocking; patent incentive awards in the amount of CDN $6,254 for Mr. Dodge and CDN $3,295 for Mr. Bocking; lump sum merit increase of CDN $12,000 for Mr. Dodge; and cash awarded in lieu of equity due to a special trading blackout during the Strategic Review Process in the amount of $833,334 for Mr. Zipperstein, $83,334 for Mr. Yersh, $433,334 for Mr. Perks, $333,334 for Mr. Dodge, and $333,334 for Mr. Bocking (receipt of which Mr. Bocking forfeited as a result of his resignation on January 23, 2014).  Mr. Bidulka was awarded $733,334 cash in lieu of equity due to the special trading blackout during the Strategic Review Process, but would have forfeited it due to his resignation. Pursuant to the Bidulka Agreement, the Company agreed to pay such amount to him and the amount is therefore reported in the column entitled “All Other Compensation” in the Summary Compensation Table.

Pension Plan Benefits (Retirement Savings)

The following table reflects the accumulated value in each NEO Group RRSP account as of March 1, 2014.  The “Compensatory” column shows the Company contributions to the accounts of the NEOs during Fiscal 2014.  NEOs participate in the same Group RRSP offered to other Canadian-based employees of the Company and the Company matches their respective contributions on the same basis.

Name	Accumulated Value at Start of Year ($)1	Compensatory ($)2	Accumulated Value at Year End ($)3
John Chen	$0	$0	$0
Executive Chair & Chief Executive Officer
James Yersh	$3,481	$13,141	$8,868
Chief Financial Officer
Steve Zipperstein	$29,791	$12,654	$66,815
Chief Legal Officer & Corporate Secretary
Nigel Perks	$0	$0	$0
EVP, Human Resources
Dan Dodge	$57,418	$12,134	$84,529
President/Chief Executive Officer/Chief Technology Officer (QNX)

Thorsten Heins	$160,440	$2,193	$186,489
Former President & Chief Executive Officer
Brian Bidulka	$155,055	$11,928	$193,802
Former Chief Financial Officer
Andrew Bocking	$28,514	$12,192	$57,200
Former EVP, Software Product Management & Ecosystem

1.
Accumulated values at the start of the year, other than for Messrs. Chen and Zipperstein whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada noon exchange rate of $1 = CDN $1.0298 as of March 4, 2013, the first day of Fiscal 2014.

2.
Compensatory values for the NEOs, other than for Messrs. Chen and Zipperstein whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada average noon exchange rate of $1 = CDN $1.046 for Fiscal 2014.

3.
Accumulated values at the end of the year, other than for Messrs. Chen and Zipperstein whose values are in U.S. dollars, were converted to U.S. dollars using the Bank of Canada noon exchange rate of $1 = CDN $1.1075 as of February 28, 2014.  The “Accumulated Value at Year-End” is not the sum of the “Accumulated Value at Start of Year” column and the “Compensatory” column, because different exchange rates are used in each case.

Employment Arrangements, Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the Active NEOs upon termination, a change of control or retirement.  The Company has change of control and severance guidelines that cover the Executive Officers and certain other senior executives.  These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.

Employment Arrangements

Executive Chair and Chief Executive Officer

The following table describes the termination benefits that Mr. Chen would receive under the terms of his employment agreement that was entered into on November 3, 2013 in the event he leaves the Company under various circumstances.

Termination without Cause or for Good Reason – General
•     Company will pay the difference between base salary earned prior to the date of termination and any additional base salary he would have been entitled to had he remained employed for the entire year in which he was terminated.
•     In addition, the Company shall provide:
o lump sum payment of two times base salary at time of termination;
o lump sum payment of two times the full amount of bonus entitled to at the conclusion of the fiscal year in which terminated;
o 18 months of reimbursement for COBRA premiums as well as the continuation of all other benefits entitled to during this 18 month period; and
o accelerated vesting of unvested RSUs.

Termination without Cause or for Good Reason – Change of Control
•     Termination for “good reason” includes a “Change of Control”.  If within 24 months after a Change of Control the Company terminates Mr. Chen, or Mr. Chen terminates the agreement, he shall be entitled to the same benefit package he would have received had the Company terminated him without cause.

Termination with Cause	• Company will pay any unpaid base salary earned to the date of termination.

Chief Financial Officer

Mr. Yersh is employed as Chief Financial Officer under a written employment contract that was entered into on November 25, 2013. The employment contract for Mr. Yersh provides for the following:

Termination without Cause or for Good Reason – General
•     Company will provide:
o current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o  regular contributions to continue all non-equity benefits for the duration of the Severance Period;
o  all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s); and
o  AIP payment for the fiscal year in which termination occurs, pro-rated for the period up to the date of termination.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•     Company will make a lump sum payment equal to two times base salary.
•     Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•     Company will pay an amount equal to base salary as of the date of termination, multiplied by the then current applicable AIP target percentage times two.
•     If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Chief Legal Officer & Corporate Secretary

Mr. Zipperstein entered into an employment agreement with the Company, effective July 3, 2012, as amended on May 5, 2014 (see “D. Executive Compensation Decision-Making – Fiscal 2015 Compensation Decisions” for a description of the Zipperstein Amendments), which provides for the following:

Termination without Cause or for Good Reason – General
•     Company will pay 18 months’ base salary plus annual incentive pay entitlement at target, plus a further one month base salary plus annual incentive pay entitlement at target per year of completed service to a cumulative maximum of 24 months’ base salary (the “Severance Period”).
•     Company will continue to make regular contributions to continue all non-equity benefits during the Severance Period (to the extent permitted by the carriers).
•     Stock options and RSUs continue to vest during the Severance Period.

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•     Company will make a lump sum payment equal to two times base salary.
•     Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•     Company will pay two times target annual incentive at the time of termination.
•     If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

President, Chief Executive Officer & Chief Technology Officer, QNX

The employment contract for Mr. Dodge provides for the following:

Termination without Cause or for Good Reason – General
•     Company will provide:
o  current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o  regular contributions to continue all non-equity benefits for the duration of the Severance Period; and
o  all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s).

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•     Company will make a lump sum payment equal to two times base salary.
•     Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•     If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Executive Vice President, Human Resources

The employment contract for Mr. Perks provides for the following:

Termination without Cause or for Good Reason – General
•     Company will provide:
o  current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
o  regular contributions to continue all non-equity benefits for the duration of the Severance Period; and
o  all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s).

Termination without Cause or for Good Reason – before or within 24 months following a Change of Control
•     Company will make a lump sum payment equal to two times base salary.
•     Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
•     If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	• No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

If the termination clauses under the respective employment contracts of the Active NEOs had been triggered on the last day of Fiscal 2014, the value of their entitlements would be as follows:

	Base Salary	Annual Incentive	Benefits	Retirement Savings	Equity Awards1	Total2
Termination
John Chen	$2,000,000	$4,000,000	$85,816	$19,500	$130,000,000	$136,105,316
James Yersh	$677,029	$477,903	$7,095	$32,863	$1,276,374	$2,471,265
Steve Zipperstein3	$1,108,333	$1,108,333	$28,242	$20,583	$2,641,399	$4,906,892
Nigel Perks	$449,229	$0	$17,401	$23,197	$171,820	$661,647
Dan Dodge	$567,510	$0	$6,400	$28,997	$394,832	$997,738
Change of Control
John Chen	$2,000,000	$4,000,000	$85,816	$19,500	$130,000,000	$136,105,316
James Yersh	$955,806	$955,806	$10,016	$46,395	$2,981,559	$4,949,582
Steve Zipperstein	$1,400,000	$1,400,000	$35,675	$26,000	$4,872,539	$7,734,214
Nigel Perks	$898,458	$673,843	$34,801	$46,395	$1,675,650	$3,329,147
Dan Dodge	$908,016	$681,012	$10,240	$46,395	$1,642,094	$3,287,756

1.
In the case of a termination absent a change of control, all the equity awards of Mr. Chen automatically vest. For the others, the equity awards do not accelerate and will continue to vest for a period of 17 months after termination in the case of Mr. Yersh, 19 months after termination in the case of Mr. Zipperstein, 12 months after termination in the case of

Mr. Perks and 15 months after termination in the case of Mr. Dodge.  In the case of a termination in connection with a change of control, equity awards will accelerate in accordance with the provisions noted above under “Employment Arrangements”.  In both cases, the actual value of the awards depends on the fair market value of the Common Shares at the time of vesting.

2.	All compensation payable in Canadian dollars was converted to U.S. dollars using the Bank of Canada average noon rate of $1 = CDN $1.0462 for Fiscal 2014.
3.
Mr. Zipperstein’s termination amounts reflect the value of entitlements under the Zipperstein Amendments as though that agreement was in place on the last day of Fiscal 2014.  Mr. Zipperstein’s entitlements under his previous agreement would have been as follows had they been triggered on the last day of Fiscal 2014: Termination: Base Salary: $758,333; Annual Incentive: $700,000; Benefits: $19,324; Retirement Savings: $14,083; Equity Awards: $1,320,706; Total: $2,812,446.  Entitlements under a “Change of Control” are not affected by the Zipperstein Amendments.

Long-Term Incentive Plans

In Fiscal 2014, the shareholders of the Company approved the Equity Incentive Plan to replace the Prior Plans.  Awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time.  After the effective date of the Equity Incentive Plan, being July 9, 2013, no awards may be granted under any Prior Plan and any new awards since that date have been, and will continue to be, granted under the Equity Incentive Plan.

Under the Equity Incentive Plan, if following a change of control (i) the employment of a participant is terminated without cause within the first 24 months of such change of control, or (ii) the Company or a successor in the change of control has not assumed or replaced the participant’s existing awards under the Equity Incentive Plan, all stock option and RSU awards granted to the participants shall immediately vest; the stock options will be exercisable until the earlier of their expiry and one year after the participant’s termination, and the RSUs will be cash settled.

In December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan.  As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above.

Under the Equity Incentive Plan, on the death of a participant, all unvested stock options will vest and be exercisable by the participant’s estate until the earlier of the options’ expiry and six months following death.  In case of termination of employment for any reason (other than death), a participant under the Prior Stock Option Plan may, but only within 90 days following termination, exercise his or her vested stock options to the extent that he or she was entitled to exercise such stock options at the date of termination.  This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change of control of the Company.

Under the Equity Incentive Plan, on the death of a participant, all vested RSU awards will be settled as of the participant’s death and a cash payment made to the participant’s estate.  Under the Prior RSU Plan, any RSU award, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason (other than death), unless otherwise determined by the Board or the CNG Committee at or after the time of the grant.

2.	Directors’ Compensation

Director Fee Schedule

Directors who are also officers of the Company (i.e., Mr. Chen) receive no additional remuneration for acting as directors.

Director compensation amounts remained unchanged from Fiscal 2008 to Fiscal 2011.  In early Fiscal 2012, the CNG Committee reviewed director compensation with a view to ensuring that director compensation for Fiscal 2012 remained competitive, reflected the Company’s global position and remained sufficient to attract and retain directors outside of Canada.  As part of its review of director compensation, the CNG Committee reviewed and considered data on director compensation in both Canada and the United States, including data from a non-employee director compensation study of Frederic Cook and information from Towers Watson on director compensation practices of large Canadian public companies having a median annual revenue similar to the Company at the time.  In particular, it reviewed the Company’s then-current director total cash compensation, total equity compensation, cash/equity mix and chair retainers relative to the same data at the 50th percentile for the Canadian and U.S. companies considered.  As result of the review, the Board approved certain changes to director compensation for Fiscal 2012 to place the Company’s director compensation between the 50th percentile of the Canadian company director compensation and the 50th percentile of the U.S. company director compensation, with a bias to lower total compensation closer to the practices of Canadian companies.

Director compensation is as outlined in the below chart, together with an explanation of any changes approved by the Board for Fiscal 2014:

Compensation1	Fiscal 2014	Fiscal 2013
Initial Retainer2	$150,000	$150,000
Annual Board retainer: initial year with 100% paid in DSUs; thereafter, 60% paid in DSUs and 40% payable in either cash and/or DSUs at the election of the director3	$200,000	$200,000
Additional annual retainer for Board Chair4	$75,000	$40,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for CNG Committee Chair	$20,000	$20,000
Additional annual retainer for Strategic Planning Committee Chair5	$10,000	$10,000

1.	All amounts are in CDN dollars.
2.	Mr. Watsa received an initial retainer in connection with his appointment to the Board in January 2012 but not in connection with his appointment to the Board in November 2013.
3.
See the “Annual Board Retainer” section below and the “Business to be Transacted at the Meeting – 5.  Approval of the DSU Plan – Overview” section above for an overview of a director’s ability to receive DSUs as a method of payment.

4.
The Board Chair retainer was raised for Fiscal 2014 to $75,000 in recognition of the increased commitment of the Chair to Company matters.  Mr. Chen is an officer of the Company and therefore does not receive additional remuneration for his service as Executive Chair of the Board.

5.	The Strategic Planning Committee was dissolved on November 20, 2013.

Mr. Watsa has declined any additional remuneration for his service as Lead Director of the Company.  Mr. Dattels declined any additional remuneration for his service as Chair of the Special Committee.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board retainer is paid to each new director who is not a Company officer upon becoming a member of the Board.  Accordingly, Mr. Chen did not receive an initial retainer upon becoming a member of the Board.  The initial retainer is satisfied in the form of DSUs and a director is required to retain all DSUs granted in satisfaction of the initial retainer until he or she ceases to be a member of the Board.

Annual Board Retainer

Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% is payable in DSUs and 40% is payable in cash and/or DSUs, at the election of the director.  A director is required to retain all DSUs acquired with the annual Board retainer until he or she ceases to be a member of the Board.

Share Ownership Guidelines

In Fiscal 2012, the Board adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than four times the CDN $200,000 annual retainer paid to each director.  A director’s compliance with these guidelines is assessed based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director.  Directors are expected to reach the guideline ownership level within five years of joining the Board. The DSUs awarded to directors over five years will satisfy the shareholding guideline if directors elect to receive their annual retainer solely in DSUs.  The shareholding guideline has been satisfied by Ms. Stymiest.  Messrs. Dattels, Kotchka, Lynch and Watsa have not yet served as members of the Board for five years and have additional time to meet the guideline.

Directors’ Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board and its committees in Fiscal 2014.  No other compensation is payable to such directors, other than the reimbursement of expenses.

Name	Total Fees Earned ($)1	Amounts Paid in Cash ($)	Amounts Paid In DSUs ($)	% of Total Fees Earned Taken in DSUs
Current Directors
Timothy Dattels	$191,168	-	$191,168	100%
Claudia Kotchka	$191,168	-	$191,168	100%
Richard Lynch	$191,168	-	$191,168	100%
Bert Nordberg2	$197,890	$33,276	$164,614	83%
Barbara Stymiest3	$248,676	$40,192	$208,484	84%
Prem Watsa4	$147,998	-	$147,998	100%

Directors who served during part of Fiscal 2014
David Kerr	$151,254	$93,904	$57,350	38%
Mike Lazaridis	-	-	-	n/a
Roger Martin	$145,031	$44,667	$100,364	69%
John Richardson	$47,792	$19,117	$28,675	60%
John Wetmore	$52,571	$11,948	$40,623	77%

1.	Directors’ fees are earned in Canadian dollars and have been converted to U.S. dollars using the Bank of Canada average noon rate of $1 = CDN $1.0462 for Fiscal 2014.
2.	Mr. Nordberg’s Total Fees Earned include an annual retainer of $19,117 on account of his position as past Chair of the CNG Committee (prorated from July 2013 until November 2013).
3.
Ms. Stymiest’s Total Fees Earned include an annual retainer of $71,688 on account of her position as past Chair of the Board (prorated until November 2013) and $23,896 as Chair of the Audit and Risk Management Committee (prorated from November 2013).

4.
Mr. Watsa’s Total Fees Earned include an annual retainer of $19,117 on account of his position as Chair of the CNG Committee (prorated from November 2013).  As indicated above, Mr. Watsa first joined the Company as a director in January 2012 and resigned in August 2013 as a result of the Special Committee formed by the Board during the Strategic Review Process.  Mr. Watsa rejoined the Board in November 2013.

Outstanding DSU Awards

Set out below is a summary of the outstanding DSU awards for each of the non-officer directors of the Company for Fiscal 2014 as at March 1, 2014 (including DSUs credited to each director before Fiscal 2014).  No stock options have been granted to the non-officer directors of the Company:

	DSU Awards
Name	Number of DSUs that have been Credited but not Redeemed (#)	Market Value of DSUs that have been Credited but not Redeemed1, 2
Current Directors3
Tim Dattels	56,023	$560,230
Claudia Kotchka	47,864	$478,640
Richard Lynch	32,119	$321,190
Bert Nordberg4	29,428	$294,280
Barbara Stymiest	64,420	$644,200
Prem Watsa	6,509	$65,090

1.
DSU awards do not have vesting conditions/requirements and are redeemable by directors upon ceasing to be a member of the Board. See “Business to be Transacted at the Meeting – Approval of the DSU Plan” above.

2.	DSU awards were valued using the NASDAQ closing price of Common Shares on February 28, 2014 of $10.00.
3.	All former Directors who served during part of Fiscal 2014 have redeemed their DSUs. Accordingly, there is no information to report for those former Directors in this table.
4.	Mr. Nordberg’s DSU awards are redeemable by him upon ceasing to be a member of the Board at the Meeting.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

As at May 9, 2014, there was no indebtedness owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries.  In addition, no director or senior officer, proposed nominee for election as a director of the Company, nor any associate of any director, senior officer or proposed nominee was indebted to the Company in Fiscal 2014.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $150 million. The annual premium payable by the Company in respect of such insurance is approximately $1,148,000. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION

Under the OBCA, the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the “Indemnity Agreements”) with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.  The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular.  Furthermore, no “informed person” of the Company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates, other than Mr. Watsa, the Chairman and Chief Executive Officer, and a significant shareholder, of Fairfax, which participated in the Debenture Financing and continues to hold a significant proportion of the outstanding Debentures.  See “Executive Compensation – Executive Summary – BlackBerry Fiscal 2014 Achievements” in this Management Information Circular.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at March 1, 2014, (i) the number of Common Shares to be issued upon the exercise of (a) outstanding options granted under the Prior Stock Option Plan (“Prior Options”) and the Equity Incentive Plan (“Options”), and (b) the vesting of RSUs granted under the Prior RSU Plan (“Prior RSUs”) and the Equity Incentive Plan, and as employment inducements (“RSUs”), (ii) the weighted average exercise price of such Prior Options and Options and (iii) the number of Common Shares remaining available for future issuance under the Equity Incentive Plan.

Plan Category	Number of Common Shares to be issued upon exercise of Prior Options and Options or vesting of Prior RSUs and RSUs	Weighted-average exercise price of outstanding Prior Options and Options	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders	10,573,832	$12.08	13,836,671
Equity compensation plans not approved by shareholders	10,521,4181	n/a	n/a
Total	21,095,250	$12.08	13,836,671

1.
Mr. Chen was granted an aggregate of 13,000,000 RSUs, each representing a right to receive one Common Share in certain circumstances, as an inducement to join the Company as an executive officer on November 13, 2013.  Of this award, 2,478,582 RSUs, were granted under the Equity Incentive Plan and 10,521,418 RSUs were granted as a stand-alone inducement award not subject to shareholder approval, in accordance with TSX rules.  See “Executive Compensation – Compensation Discussion and Analysis – Executive Compensation Decision-Making – Long-Term Incentive Compensation”.

As at the Record Date, the aggregate maximum number of Common Shares that may be reserved for issuance under the Equity Incentive Plan is 23,912,510 representing approximately 4.5% of the Company's current issued and outstanding Common Shares (on a non-diluted basis).  As of the Record Date, Prior Options and Options to purchase an aggregate of 2,538,877 Common Shares, representing approximately 0.5% of the Company’s issued and outstanding Common Shares on a non-diluted basis are currently outstanding under the Stock Option Plan and the Equity Incentive Plan, and the number of Common Shares allocated to Prior RSUs and RSUs is 8,080,846 (excluding the 10,521,418 RSUs granted to Mr. Chen as a stand-alone inducement), representing approximately 1.5% of the Company’s issued and outstanding Common Shares (or 3.5% of the Company’s issued and outstanding Common Shares if including the 10,521,418 RSUs granted to Mr. Chen as a stand-alone inducement).  This leaves 13,292,787 Common Shares, representing approximately 2.5% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis), available for issuance under the Equity Incentive Plan (assuming full deduction of equivalent Common Shares against the share limit for grants under that plan).

Equity Incentive Plan

The Equity Incentive Plan was approved by the shareholders of the Company at the Company’s last annual and special meeting, which took place on July 9, 2013.  The Equity Incentive Plan replaced the Company’s Prior Plans and is administered by the CNG Committee, in accordance with the policy on granting equity awards that has been adopted by the Board (the “Awards Policy”).  Awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time.  After the effective date of the Equity Incentive Plan (July 9, 2013), no awards may be granted under any Prior Plan and any new awards since that date have been granted under the Equity Incentive Plan.  Details of the Equity Incentive Plan, Prior RSU Plan and Prior Stock Option Plan, along with the Awards Policy, are set out below.

Overview

Consistent with the Prior Plans, the objectives of the Equity Incentive Plan are to assist the Company and its affiliates to attract, retain and motivate executive officers and employees through equity-based awards.  The Equity Incentive Plan incorporates what is referred to as a “fungible plan design”, meaning that full-value awards (which in the case of the Equity Incentive Plan are RSUs) count against the available share reserve at a greater number of Common Shares available under the Equity Incentive Plan than do Options (Options and RSUs are referred to herein as “Awards”).

RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for Common Shares issued by the Company or purchased on the open market by a trustee selected by the Company, or for the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion.  The CNG Committee believes that RSU Awards promote the mid-term and long-term success of the Company by providing additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The Options that may be granted by the Company provide for the issuance of one Common Share by the Company, upon the payment of a pre-determined cash exercise price.  The Options will be granted subject to specified time-based or other vesting conditions determined by the Board or the CNG Committee, and remain exercisable until a defined expiry date.  The CNG Committee believes that stock options assist in the attraction and retention of employees and provide a strong incentive for employees to put forth maximum effort for the continued success and growth of the Company.

No other forms of equity incentive are contemplated by the Equity Incentive Plan, although the Company will continue to maintain a separate DSU Plan for directors as described under “Executive Compensation – Directors’ Compensation”.

Subject to certain adjustments as described below, the total number of Common Shares available for grant under the Equity Incentive Plan is 13,375,000 which was a net increase of 8,707,628 shares to the 4,667,372 shares which remained available for issuance under the Prior Plans as of March 2, 2013; provided, however, that the number of Common Shares available for grant will be reduced by 0.625 shares for every share subject to a Prior Option, and by one share for every share subject to a Prior RSU, in each case granted under the Prior Plans after March 2, 2013, but prior to shareholder approval of the Equity Incentive Plan (being July 9, 2013).  From and after July 9, 2013, any shares that are subject to Options will be counted against the share limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against the share limit as one share for every one RSU granted.

Three Year Approval of Equity Incentive Plan

The Equity Incentive Plan is considered an “evergreen” plan because Common Shares that are withheld to satisfy applicable income tax obligations upon the settlement of RSUs are available for subsequent grants under the Equity Incentive Plan and because Options only count against the share limit as 0.625 shares.  As such, the TSX requires that the Equity Incentive Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after institution and within every three years thereafter.  The Company’s shareholders must ratify the Equity Incentive Plan by July 9, 2016 or all unallocated entitlements will be cancelled and the Company will not be entitled to grant further Awards under the Equity Incentive Plan until such time as shareholder approval is obtained.

Summary of Key Provisions

The following is a summary of the principal provisions of the Equity Incentive Plan:

Administration:  The Equity Incentive Plan is administered by the Board, which delegates its authority to the CNG Committee as contemplated by the Equity Incentive Plan and the Awards Policy.

Participation:  Participation in the Equity Incentive Plan is open to employees of the Company and any of its affiliates that are designated by the Board.  Participation in the Equity Incentive Plan is voluntary.

Insider Limits:  As under the Prior Plans, no more than 10% of the Company’s outstanding Common Shares may be issued to insiders of the Company in any one year period pursuant to the Equity Incentive Plan or any other security-based compensation arrangements, and no more than 10% of the Company’s outstanding Common Shares may be issuable at any time to insiders pursuant to the Equity Incentive Plan or any other security-based compensation arrangement in the aggregate.  No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the Equity Incentive Plan or any other security-based compensation arrangement.

Award Agreements:  Awards will be documented by written Award agreements, which will reflect the specific terms of a particular grant of Options or RSUs.  The Board has the discretion to permit the exercise of Awards on other terms as it may determine, provided that no Award may be extended past the prescribed expiry date.

Shares Available and Share Counting:  Subject to certain equitable adjustments as provided in the Equity Incentive Plan and described below, a total of 13,375,000 shares are authorized for Awards granted under the Equity Incentive Plan, less 0.625 share for every one share that was subject to a Prior Option granted after March 2, 2013 and one share for every one share that was subject to a Prior RSU granted after March 2, 2013.  Any shares that are subject to Options will be counted against this limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against this limit as one share for every one RSU granted.

If (i) any shares subject to an Award are forfeited, an Award expires, or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires, or is settled for cash (in whole or in part), then in each such case the shares subject to such Award or award under any Prior Plan will, to the extent of such forfeiture, expiration or cash settlement, be added to the shares available for Awards under the Equity Incentive Plan.  In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than a Prior Option are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of shares by the Company, the shares so tendered or withheld will be added to the shares available for Awards under the Equity Incentive Plan.  Notwithstanding anything to the contrary contained herein, the following shares will not be added to the shares authorized for grant: (i) shares tendered or withheld in payment of the purchase price of an Option or, after March 2, 2013, a Prior Option; (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, Prior Options; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, Prior Options.

Any shares that again become available for Awards under the Equity Incentive Plan will be added as (i) 0.625 share for every one share subject to Options granted under the Equity Incentive Plan or Prior Options, and (ii) as one Common Share for every one share subject to RSUs granted under the Equity Incentive Plan or Prior RSUs.

Substitute Awards:  Substitute Awards (as defined below) will not reduce the shares authorized for grant under the Equity Incentive Plan, nor will shares subject to a Substitute Award be added to the shares available for Awards under the Equity Incentive Plan as provided above.  Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of Common Shares of the entities party to such acquisition or arrangement) may be used for Awards under the Equity Incentive Plan and will not reduce the shares authorized for grant (and shares subject to such Awards will not be added to the shares available for Awards); provided that Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and will only be made to individuals who were not employees or directors of the granting company prior to such acquisition or arrangement.

For purposes of the Equity Incentive Plan, “Substitute Awards” means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.

Pricing:  Options must have an exercise price of not less than the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date, or if there is no closing trading price on that date, on the last preceding trading day.  RSU Awards may be expressed as either a number of RSUs, or be based on an aggregate dollar value of the Award to be granted and divided by the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date.

Shareholder approval is expressly required to:

(a)	reduce the exercise price of an Option after it is granted;

(b)
cancel an Option when the exercise price per share exceeds the then current market value in exchange for cash or another Award (other than in connection with a Change of Control (as defined below)); or

(c)	take other actions that would be treated as a repricing under TSX or NASDAQ rules.

Restrictions on Dividends:  No dividends or dividend equivalents may be granted in connection with an Option or an RSU.

Restrictions on Transfer:  Except as required by law, the rights of a participant under the Equity Incentive Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative.

Terms and Expiry:   Options may be granted having a term not to exceed five years.  The term and vesting of Options is at the discretion of the CNG Committee and will be reflected in an Award agreement.  Except as provided in the applicable Award agreement, RSUs have a term that expires not later than December 31 of the third calendar year after the applicable Award date.  The term and specific vesting conditions for an RSU Award is at the discretion of the CNG Committee and will be reflected in an Award agreement. If an Option would otherwise expire during a blackout period, the term of such Option shall automatically be extended until ten (10) business days after the end of the blackout period.

Termination Entitlements:  Upon termination of employment for reasons other than death, all unvested Awards are forfeited (subject to the provisions below relating to a Change of Control).  Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date.  Upon the death of a participant, all unvested Awards will immediately vest.  The vested Options may be exercised by the participant’s estate until the earlier of their stated expiry date and six months after the date of the participant’s death, and the vested RSUs will be settled by a cash payment to the participant’s estate.

If, on or following a Change of Control, (A) a participant’s employment is terminated other than for cause during the Change of Control Period (as defined below), or (B) the Company or a successor issuer in the Change of Control has not assumed or replaced on substantially similar terms the participant’s existing Awards, then (i) all Awards will immediately vest, (ii) all restrictions on such Awards will lapse and (iii) all vested Options may be exercised until the earlier of their stated expiry date and one year after the termination date or the effective date of the Change of Control, as applicable, after which time all Options will expire and all vested RSUs will be settled by a cash payment to the participant.

For purposes of the Equity Incentive Plan, a “Change of Control” is defined as of any of the following events:

(a)
an amalgamation, merger, consolidation, arrangement or other reorganization as a result of which the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the shares after completion of that transaction;

(b)
any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Company’s Common Shares, or any other transaction of similar effect;

(c)
the Company sells or otherwise transfers all or substantially all of its assets (other than a disposition or transfer of assets to an affiliate of the Company as part of a reorganization), where the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the Common Shares of the acquiring person immediately after the completion of such transaction; or

(d)
as a result of or in connection with the contested election of directors, the nominees named for election in the Company’s most recent management information circular do not constitute a majority of the Board.

The “Change of Control Period” is the shorter of (i) 24 months following a Change of Control, and (ii) the period of time following a Change of Control that is specified in a participant’s employment agreement.

Change of Control:  In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award agreement shall include ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each participant with new or replacement or amended Options or RSUs which will continue to vest following the Change of Control on similar terms and conditions as provided in the Equity Incentive Plan.

Amendments:  The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust outstanding Awards including changes to adjust (i) the number of Common Shares that may be acquired on the exercise of outstanding Options, (ii) the exercise price of outstanding Options, or (iii) the number of RSUs credited to a participant, in order to preserve proportionately the rights and obligations of participants.

The Board also reserves the right to amend, suspend or terminate the Equity Incentive Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval).  The Board may make amendments to the Equity Incentive Plan or outstanding Awards without shareholder approval, except for the following amendments:

▪	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan or other plan limits;

▪	changing the definition of those participants who are eligible to participate in the Equity Incentive Plan;

▪	reducing the exercise price of an Option (other than in connection with a capital reorganization) or any cancellation and reissuance of an Option;

▪	extending the expiry date of an Award other than as contemplated by the Equity Incentive Plan;

▪	permitting Awards to be transferred other than upon death;

▪
permitting the addition or modification of a cashless exercise feature, payable in cash or shares, unless it provides for a full deduction of the number of underlying shares from the Equity Incentive Plan share reserve;

▪	changing the amendment provisions of the Equity Incentive Plan; or

▪	other amendments that require shareholder approval under applicable law or stock exchange rules.

On December 19, 2013, the Equity Incentive Plan was amended by the Board to provide for (a) the cashless exercise of Options (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of Awards for certain approved leaves.  Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Equity Incentive Plan.

Prior Plans

As discussed above, awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time.  After the effective date of the Equity Incentive Plan (July 9, 2013), no awards may be granted under any Prior Plan and any new awards since that date have been, and will continue to be, granted under the Equity Incentive Plan.

As discussed above, the total number of Common Shares available for grant under the Equity Incentive Plan is 13,375,000 which was a net increase of 8,707,628 shares to the 4,667,372 shares which remained available for issuance under the Prior Plans as of March 2, 2013; provided, however, that the number of Common Shares available for grant was reduced by 0.625 shares for every share subject to a Prior Option, and by one share for every share subject to a Prior RSU, in each case granted under the Prior Plans after March 2, 2013, but prior to shareholder approval of the Equity Incentive Plan (being July 9, 2013).

Prior Stock Option Plan

The Prior Stock Option Plan was implemented for the benefit of employees, officers, directors, directors emeritus and consultants of the Company.  Directors who are not officers of the Company have not been eligible to receive grants of stock options since July 2007.  The following is a summary of the principal terms of the Prior Stock Option Plan as currently in effect.

Pursuant to the Awards Policy, the Prior Stock Option Plan is administered by the CNG Committee.  Each of the Board and the CNG Committee has full and complete authority to interpret the Prior Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Prior Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Prior Stock Option Plan provided for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person.  The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements could not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Prior Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, could not exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, could not exceed 5% of the issued and outstanding Common Shares.

Prior Options granted under the Prior Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date in accordance with the Awards Policy and are exercisable for a period not exceeding ten years. The term and vesting of Prior Options is at the discretion of the CNG Committee. Prior Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board or CNG Committee having the authority to accelerate the vesting of all or any part of the Prior Options.  Prior Options are not assignable and terminate: (i) ninety days following the termination of an optionee’s employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board or the CNG Committee.

Under the current terms of the Prior Stock Option Plan, the Board reserves the right to amend, modify or terminate the Prior Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board.  However, any amendment of the Prior Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Prior Stock Option Plan; (b) expand the scope of persons eligible to participate in the Prior Stock Option Plan; (c) reduce the exercise price of a Prior Option; (d) amend the transferability or assignability of a Prior Option except as otherwise permitted by the Prior Stock Option Plan; (e) extend the term of a Prior Option beyond its original expiry date except as otherwise permitted by the Prior Stock Option Plan; or (f) require approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Prior Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Prior RSU Plan

In 2005, the Board, on the recommendation of external consultants, established the Prior RSU Plan to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation.  The Prior RSU Plan was implemented to promote the mid-term and long-term success of the Company by providing the Board with additional flexibility to recruit, motivate and retain employees through the issuance of Prior RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the Prior RSU Plan included any officer or employee of the Company or its subsidiaries (the “Designated Employees”).

Prior RSUs are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion.

Under the Prior RSU Plan, the value of each Prior RSU issued pursuant to the Prior RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the Prior RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the Prior RSU Plan and any other security based compensation arrangements of the Company was 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Prior RSU Plan and any other security based compensation arrangements of the Company was 10% of the total number of Common Shares then outstanding.

A Prior RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”).  The Board may from time to time amend or revise the terms of the Prior RSU Plan or may discontinue the Prior RSU Plan at any time.  Subject to receipt of requisite shareholder and regulatory approval, the Board could make amendments to the Prior RSU Plan to change the maximum number of Common Shares issuable under the Prior RSU Plan, the eligible participants under the Prior RSU Plan and to change the provisions relating to insider restrictions described above.

Subject to regulatory approval, all other amendments to the Prior RSU Plan may be made by the Board without obtaining shareholder approval, including an amendment to the Vesting Period of a Prior RSU or an amendment to the termination provisions of a Prior RSU.

Upon a Designated Employee ceasing to be an employee and officer of the Company for any reason prior to the end of the Vesting Period, all Prior RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board or a committee thereof at or after the time of the grant.  Under the terms of the Prior RSU Plan, the Board has the power to accelerate the time at which a Prior RSU may vest or the time during which a Prior RSU or any part thereof will become fully vested including, without limitation, prior to or in connection with a change of control.

The rights or interests of a Designated Employee under the Prior RSU Plan are not assignable or transferable without the consent of the Board or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Amendments

On December 19, 2013, the Prior Stock Option Plan was amended by the Board to provide for (a) the cashless exercise of Prior Options (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of Awards for certain approved leaves.  Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Prior Stock Option Plan.

In addition, in December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan.  As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above under “Securities Authorized for Issuance Under Equity Compensation Plans – Equity Incentive Plan”.

Company’s Policy on Granting Equity Awards

The Board has adopted a policy on granting equity awards (the “Awards Policy”), which is summarized below.

Under the Awards Policy, only the CNG Committee may grant equity awards pursuant to the authority delegated to the CNG Committee by the Board in accordance with the terms of the Equity Incentive Plan.  There is no further delegation of the authority of the CNG Committee to grant equity awards to any member of the Board or to any officer or other employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made on a quarterly basis by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results; provided, that a “special trading blackout”, as defined in the Company’s Insider Trading Policy, is not then in effect (and is not expected to be in effect when the “regular trading blackout”, as defined in the Company’s Insider Trading Policy, terminates following the release of the Company’s results).  If the meeting of the CNG Committee is held prior to the second trading day following the day that the Company publicly releases its results, the “grant date” or “award date”, as the case may be, will be the second trading day following the day that the Company publicly releases its results in order to permit the exercise price of stock options approved by the CNG Committee to reflect two full days of trading in the Common Shares following the release of its results (unless a special trading blackout is implemented following the meeting of the CNG Committee and prior to the termination of the regular trading blackout, in which case, the grant date or award date will be the trading day on which the special trading blackout is terminated).  If the meeting of the CNG Committee is held on or after the second trading day following the date on which the Company publicly releases its results, the grant date or award date will be the date on which the meeting is held.  In accordance with the Equity Incentive Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date.

If a special trading blackout is in effect at the time the CNG Committee would otherwise meet to approve quarterly grants (or is expected to be in effect when the regular trading blackout terminates following the release of the Company’s results), equity award grants may be made by the CNG Committee at a duly convened meeting of the CNG Committee that is held during the two-week period beginning on the trading day following the termination of the special trading blackout, in which case, the grant date or award date will be the date on which the meeting is held.

Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose.  In connection with the hiring of a new employee pursuant to this exception, the grant date or award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company’s payroll at his or her full-time salary amount.

No grant may be made with a grant date or award date prior to the date the CNG Committee approves the grant of the equity award.  All grants will be made pursuant to a standard form of equity Award agreement previously approved by the CNG Committee unless the CNG Committee determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of the NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Chief Executive Officer and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices is set out in Schedule D to this Management Information Circular.

Independence of the Board

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors.  A director is considered independent only where the board determines that the director has no material relationship with the Company.  Director independence of each of the current directors is determined by the Board with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 – Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that all of the directors other than Mr. Chen are independent directors within the meaning of the Rules and Regulations.  Mr. Chen is not independent since he is currently the Executive Chair and Chief Executive Officer of the Company.  The chairs of all of the committees of the Board are currently independent directors within the meaning of the Rules and Regulations.

Mandate of the Board

The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company.  The Board discharges its responsibility directly and, in part, through the Audit and Risk Management Committee and the CNG Committee.  The Board operates pursuant to a written mandate, which was updated in March 2014 to reflect the appointment of a Lead Director and to define the role of the Lead Director in providing independent leadership to the Board.  The current Board Mandate is set out in Schedule E to this Management Information Circular.  The Board meets regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board include:

1)	promoting a culture of integrity throughout the organization;
2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Company;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;
5)	reviewing the Company’s organizational structure and succession planning;
6)	at any time that the Board Chair is an officer or employee of the Company, monitoring the executive performance of the Board Chair and approving his or her compensation;
7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Company’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Company;
9)	monitoring the integrity of internal control and management information systems; and
10)	developing the Company’s approach to corporate governance.

The Board oversees succession planning activities that are primarily focused on the Executive Officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors.  The succession plan also reviews executive turnover and open or pending executive requisitions.  The Board, including its CNG Committee, periodically reviews and monitors the succession plan.  The plan is updated as deemed appropriate.

Majority Vote Policy

In March 2011, the Board adopted a Majority Vote Policy.  The policy only applies to an “uncontested election” of Board nominees which for the purposes of the policy means an election where the number of nominees for members of the Board is equal to the number of members to be elected.  If, with respect to any Board of Director nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board.  The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation.  With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board shall accept the resignation.  In considering whether to accept or refuse the resignation, the Board will consider all factors deemed relevant by members of the Board including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee.  Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board or any of its committees regarding his or her resignation.  The Board will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

Advisory Vote on Executive Compensation

In March 2012 the Board adopted the advisory vote policy set out in Schedule C to this Management Information Circular (the “Say on Pay Policy”). The Say on Pay Policy is consistent with the model say on pay policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders. At the Company’s 2013 annual and special meeting of shareholders, 84.23% of shareholders voted in favour of the advisory resolution.

Consistent with the Say on Pay Policy, the annual vote is an advisory vote only and is not binding on the Board which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote.  However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. The details of how a negative advisory vote will be addressed are set out in the Say on Pay Policy.

BOARD COMMITTEES

During Fiscal 2014, the Board had four committees: the Audit and Risk Management Committee, the CNG Committee, the Strategic Planning Committee and the Special Committee.  The Audit and Risk Management Committee and the CNG Committee were composed entirely of independent directors.  The Company does not have an Executive Committee.

The Audit and Risk Management Committee met nine times during Fiscal 2014 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board.  The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit and Risk Management Committee and administratively to the Chief Executive Officer.  The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The role of the Audit and Risk Management Committee includes oversight of risk management and the Company’s Risk Management and Compliance Council provides quarterly updates on its activities to the committee.  The Charter of the Audit and Risk Management Committee is appended to the Company’s Fiscal 2014 Annual Information Form.  Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2014 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including establishing and approving the remuneration of the Executive Officers, reviewing and making recommendations concerning the operation of the Company’s Equity Incentive Plan and other incentive programs and reporting to shareholders concerning executive compensation.  It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters.  The Charter of the CNG Committee is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html.

The Strategic Planning Committee was involved in establishing the strategic direction of the Company as proposed by management of the Company.  The Strategic Planning Committee had three meetings in Fiscal 2014 and was dissolved by the Board on November 20, 2013.

The Special Committee was formed by the Company in August 2013 in connection with the Strategic Review Process.  The Special Committee met 16 times and was dissolved by the Board on November 20, 2013.

CNG Committee and Independent Advisors

The Board, with the support of the CNG Committee, is responsible for the Company’s executive compensation. Mr. Nordberg was Chair of the CNG Committee from July 2013 to November 2013 and Mr. Watsa has served as Chair of the CNG Committee since November 2013.  None of the members of the CNG Committee has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company.  No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Board or the CNG Committee.  All members of the CNG Committee are independent directors within the meaning of NASDAQ rules and applicable Canadian securities laws.

The Board believes that the members of the CNG Committee are qualified to fulfill the duties of the Committee due to their experience and direct involvement in executive compensation decision making as outlined in the below chart, which references all current members of the CNG Committee.  The members of the CNG Committee have an understanding of executive compensation decision making, including the underlying policies and principles and relevant market practices, as a result of their experience as senior executives at significant companies, including in many cases having ultimate responsibility for human resources and compensation.  This understanding has also been garnered through their service on the CNG Committee of the Company and the compensation/pension committees at other public companies.  Ms. Stymiest also has extensive experience serving on the Company’s Audit and Risk Management Committee or the audit committees of other public companies, which experience is relevant to the CNG Committee’s risk management responsibilities in respect of the Company’s compensation policies and practices.

Member	Experience & Skills
Prem Watsa (Chair) 1
•      Current Chairman and Chief Executive Officer of Fairfax
•      Current Vice President of Hamblin Watsa Investment Counsel
•      Current Chairman of Odyssey Re, Crum & Forster and Northbridge Financial Corporation, and a director of Zenith National

Richard Lynch
•      Former Executive Vice-President and Chief Technology Officer of Verizon Communications for approximately four years
•      Current Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.
•      Former Chair of the board and a former Member of both the Executive Committee and Nomination and Corporate Governance Committee of TranSwitch Corporation

Bert Nordberg2	• Current Chair of the Nomination and Compensation Committee of Vestas Wind Systems • Former President and Chief Executive Officer of Sony Ericsson for over two years
Barbara Stymiest
•      Former Member of the Group Executive and former Group Head of Strategy, Treasury & Corporate Services at the Royal Bank of Canada for approximately seven years
•      Former Chief Executive Officer of the TSX Group Inc. for approximately five years
•      Former Executive Vice President and Chief Financial Officer at BMO Nesbitt Burns
•      Current Member of Pension Committee and Audit Committee of the board of directors of George Weston Limited
•      Current Member of Human Resources Committee and Risk Review Committee of the board of directors of Sun Life Financial

1.	Mr. Watsa became Chair of the CNG Committee in November 2013.
2.	Mr. Nordberg was Chair of the CNG Committee from July 2013 to November 2013.

The CNG Committee meets without management present at each of its quarterly meetings and is governed by a written charter that was adopted by the CNG Committee and the Board in December 2009, as amended in June 2011, March 2012, September 2012 and March 2014.  In relation to its duties and responsibilities concerning compensation matters pursuant to its charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and annually reviewing, and recommending to the Board for approval, the compensation of the Company’s Executive Officers. During Fiscal 2014, the Company’s Executive Officers were as follows:

•	Executive Chair and Chief Executive Officer – John Chen
•	President, Global Sales – Eric Johnson
•	President, Devices and Emerging Solutions – Ron Louks
•	President, Global Enterprise Services – John Sims
•	Chief Financial Officer – James Yersh
•	Chief Legal Officer and Corporate Secretary – Steve Zipperstein
•	President, Chief Executive Officer and Chief Technology Officer, QNX – Dan Dodge
•	Executive Vice President, Enterprise Engineering – Sai Yuen (Billy) Ho
•	Executive Vice President, Corporate Development and Strategic Planning – James Mackey
•	Executive Vice President, Human Resources – Nigel Perks
•	Senior Vice President, Marketing – Mark Wilson
•	Former Chief Executive Officer – Thorsten Heins
•	Former Chief Financial Officer – Brian Bidulka
•	Former Chief Marketing Officer – Frank Boulben
•	Former Chief Operating Officer – Kristian Tear
•	Former Executive Vice President, Software Product Management & Ecosystem – Andrew Bocking

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices and makes recommendations on Executive Officer compensation to the entire Board for its consideration and approval.  In consultation with the independent members of the Board, the CNG Committee also assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements.  Recommendations made by the CNG Committee on the Chief Executive Officer’s compensation are reviewed and discussed by the independent members of the Board before final approval.

The CNG Committee has sole authority to retain independent compensation consultants to provide the committee with advice on the Company’s compensation practices.  It also has the authority to approve the fees payable to any independent compensation advisor that it retains.  The CNG Committee retained the services of its current independent compensation consultant, Frederic Cook, in August 2010.  The Lead Director and the members of the CNG Committee have full discretion to consult with Frederic Cook, and any services to be performed by Frederic Cook for the Company must be approved by the Chair of the CNG Committee.  Frederic Cook’s mandate is to provide services from time to time as requested by the CNG Committee or its Chair, including in the following areas:

•	Review proposals prepared by management on the executive compensation program.

•	Attend meetings of the CNG Committee and Board.

•
Periodically review various aspects of the Company’s executive compensation program through a review of incentive compensation documentation, employment and separation agreements, and other documentation on the Company’s executive benefit and perquisite programs.

•
Provide competitive data on compensation levels and other relevant executive compensation practices, such as analyses of the total equity grants being made at comparator group companies and pay/performance analyses.

•	Annually review the comparator group used for compensation comparisons to ensure that it remains relevant.

•	Prepare regular reports summarizing the emerging trends in executive compensation to ensure that the CNG Committee is informed of the latest developments.

•	Review the Compensation Discussion and Analysis and compensation-related tables and disclosure in the Company’s annual management information circular.

•	Provide recommendations to the CNG Committee on stock ownership policies.

Decisions made by the CNG Committee generally reflect factors and considerations in addition to the information and advice provided to it by Frederic Cook.

Executive Compensation-Related Fees

The aggregate fees paid to Frederic Cook in Fiscal 2014 were $176,490 and in Fiscal 2013 were CDN $203,608.  In Fiscal 2014, Frederic Cook advised on services related to determining compensation for the Company’s Executive Officers, including providing advice on the design of the Equity Incentive Plan.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7:

(i)	the Annual Report on Form 40-F containing the audited consolidated financial statements for Fiscal 2014 together with the accompanying Auditor’s Report;

(ii)	the Fiscal 2014 annual MD&A;

(iii)	the interim unaudited consolidated financial statements and any related MD&A for periods subsequent to March 1, 2014;

(iv)	the Fiscal 2014 Annual Information Form; and

(v)	this Management Information Circular.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

APPROVAL

The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board on May 9, 2014.  A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 9th day of May, 2014.

BY ORDER OF THE BOARD

(signed) John Chen, Executive Chair

SCHEDULE A
BY-LAW NO. A4

BLACKBERRY LIMITED

A by-law relating generally to the nomination of persons for election of directors of BLACKBERRY LIMITED (the “Corporation”).

BE IT ENACTED as a by-law of the Corporation as follows:

1.
Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the “Board”) may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

c.	by any person (a “Nominating Shareholder”):

i.
who, at the close of business on the date of the giving of the notice provided for below in this By-Law No. A4 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

ii.	who complies with the notice procedures set forth below in this By-Law No. A4.

2.
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof (in accordance with Section 3 below) in proper written form to the secretary of the Corporation (in accordance with Section 4 below).

3.	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

a.
in in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of an annual or special meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must:

a.	set forth, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”):

i.	the name, age, business address and residential address of the person;

ii.	the principal occupation or employment of the person for the past five years;

iii.	the status of such person as a “resident Canadian” (as such term is defined in the Act);

iv.
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number of principal amount and the date(s) on which such securities were acquired;

v.
full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and any Nominating Shareholder or any of its Representatives; and

vi.
any other information relating to the Proposed Nominee or his or her associates or affiliates that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

b.	set forth, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:

i.	the name, age, business address and, if applicable, residential address of such person;

ii.
their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number of principal amount and the date(s) on which such securities were acquired;

iii.
full particulars regarding (1) any proxy or other Arrangement pursuant to which such person or any of its Representatives has a right to vote or direct the voting of any shares of the Corporation, and (2) any other Arrangement of such person or any of its Representatives relating to the voting of any shares of the Corporation or the nomination of any person(s) to the Board;

iv.
full particulars regarding any Arrangement of such person or any of its Representatives, the purpose or effect of which is to alter, directly or indirectly, the economic interest of such person or any of its Representatives in a security of the Corporation or the economic exposure of any such person or any of its Representatives to the Corporation;

v.
full particulars regarding any Arrangement, including without limitation financial, compensation and indemnity related Arrangements, between the Proposed Nominee or any associate or affiliate of the Proposed Nominee and such person or any of its Representatives;

vi.
a representation and proof that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting and intends to appear in person or by proxy at the applicable shareholders’ meeting to propose such nomination;

vii.
a representation as to whether such person or any of its Representatives intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

viii.
any other information relating to such person or any of its Representatives that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Corporation may require any Proposed Nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the Board, including with respect to independence or any other relevant criteria for eligibility (including any stock exchange requirements) or that could be material to a reasonable shareholder’s understanding of the independence or eligibility, or lack thereof, of such Proposed Nominee.

5.
All information to be provided in a timely notice pursuant to Section 4 above shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. The Nominating Shareholder shall update such information forthwith if there are any material changes in the information previously disclosed.

6.
For the avoidance of doubt, Section 1 above shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation. No person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this By-Law No. A4; provided, however, that nothing in this By-Law No. A4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

7.
Notwithstanding any other provision of this By-Law No. A4 or any other by-law of the Corporation, any notice or other document or information required to be given to the secretary of the Corporation pursuant to this By-Law No. A4 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive offices of the Corporation, emailed (to the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive all or any of the requirements in this By-Law No. A4.

9.
Nothing in this By-Law No. A4 shall obligate the Corporation or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of the Corporation or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

10.	For purposes of this By-Law No. A4:

a.
“Act” means the Business Corporations Act, R.S.O. 1990, c. B.16 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in this By-Law No. A4 shall be read as referring to the amended or substituted provisions;

b.
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada;

c.
“public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

d.
“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

APPROVED by the directors of the Corporation on March 27, 2014.

CONFIRMED by the shareholders of the Corporation on _______________, 2014.

SCHEDULE B

BLACKBERRY LIMITED
DEFERRED SHARE UNIT PLAN FOR DIRECTORS

ARTICLE I
INTRODUCTION

1.1	Purpose

The BlackBerry Limited Deferred Share Unit Plan for Directors has been established to attract and retain high quality Directors by providing such Directors with the opportunity to be credited with Deferred Share Units thereby allowing them to participate in the long term success of the Company and promoting a greater alignment of interests between the Directors and shareholders of the Company.

1.2	Definitions

Wherever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)
“Account” means the account maintained by the Company for each Participant in connection with the operation of the Plan to which any Deferred Share Units and Dividend Equivalents in respect of a Participant will be credited under the Plan;

(b)	“Administrator” has the meaning set forth in Section 2.1;

(c)	“Affiliate” means an “affiliate” of the Company as that term is defined in paragraph 8 of Canada Revenue Agency’s Interpretation Bulletin IT-337R4 or any successor publication;

(d)
“Annual Retainer” means the retainer payable to a Participant for serving as a Director during a Fiscal Year, and for greater certainty, does not include any additional compensation payable to a Participant for any other employment or services to the Company or an Affiliate, including without limitation, any chairman fees, committee chair fees, per diem meeting fees or director and committee meeting fees;

(e)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.3;

(f)
“Automatic DSU Retainer” means, in respect of a Participant’s first Fiscal Year of service as a Director, one hundred percent (100%) of the amount of the Participant’s Annual Retainer and, in respect of any subsequent Fiscal Year, sixty percent (60%) or such other percentage of a Participant’s Annual Retainer as may be determined by resolution of the Directors in advance such subsequent Fiscal Year, which amount is required to be satisfied in the form of Deferred Share Units credited to each Participant’s Account under the Plan;

(g)
“Award Date” means each date on which Deferred Share Units are credited to a Participant’s Account in accordance with Section 5.1 which shall be, unless otherwise provided herein, the final Business Day of each Fiscal Quarter or, if the Participant ceases to serve as a Director other than on the final Business Day of a Fiscal Quarter, the last Business Day on which the Participant serves as a Director;

(h)
“Award Market Value” means, in respect of Participants who are not U.S. Participants, the closing trading price of a Company Share on the Toronto Stock Exchange on the Award Date, or if there is no trading of the Company Shares on the Toronto Stock Exchange on that day, the weighted average price for the five trading days on such exchange prior to that date, and in respect of U.S. Participants, the closing trading price of a Company Share on The NASDAQ Stock

Market on the Award Date, or if there is no trading of the Company Shares on The NASDAQ Stock Market on that day, the weighted average price for the five trading days on such exchange prior to that date;

(i)
“Beneficiary” means a Person who, on the date of a Participant’s death, is the Person who has been designated as the Participant’s beneficiary in accordance with Section 6.6 and the laws applying to the Plan, or where no such Person has been validly designated by the Participant, or where the Person designated is an individual and does not survive the Participant, the Participant’s legal representative;

(j)
“Business Day” means a day on which any Canadian stock exchange on which the Company Shares are listed and any U.S. stock exchange on which the Company Shares are listed are both open for the business of trading securities;

(k)
“Committee” means the committee responsible for recommending to the Directors the compensation of Directors and for administering the Plan, which at the Effective Date of the Plan is the Compensation, Nomination & Governance Committee of the Company;

(l)
“Company” means BlackBerry Limited, which is a corporation amalgamated under the laws of Ontario and includes any corporate successors and assigns thereto, and any reference in the Plan to activities by the Company means action by, or under the authority of, the Directors or the Committee or the Administrator, as applicable;

(m)
“Company Share” means a common share of the Company as presently constituted or any shares in the capital of the Company into which common shares are changed, reclassified, subdivided, consolidated or converted or which are substituted for such shares, or as such shares in the capital of the Company may further be changed, reclassified, subdivided, consolidated, converted or substituted;

(n)
“Deferred Share Unit” means a unit of participation in the Plan, equivalent in value to a Company Share at the time of grant, and credited by means of a bookkeeping entry to a Participant’s Account in accordance with Section 5.1, and which entitles the holder thereof, at the time specified in the Plan, to receive the cash equivalent of Company Shares or, if the Company so determines, in its discretion, Company Shares, subject to the provisions of the Plan;

(o)	“Designated Broker” has the meaning set forth in Section 5.4(b);

(p)	“Directors” means the directors of the Company from time to time;

(q)
“Dividend Equivalents” means an amount expressed as whole or fractional Deferred Share Units, calculated in accordance with Section 5.2, and credited by means of a bookkeeping entry to each Participant’s Account;

(r)
“Dividend Market Value” means, in respect of Participants who are not U.S. Participants, the closing trading price of a Company Share on the Toronto Stock Exchange on the Dividend Payment Date, or if there is no trading of the Company Shares on that day, the weighted average price for the five trading days on such exchange prior to that date, and in respect of U.S. Participants, the closing trading price of a Company Share on The NASDAQ Stock Market on the Dividend Payment Date, or if there is no trading of Company Shares on that day, the weighted average price for the five trading days on such exchange prior to that date;

(s)	“Dividend Payment Date” means each date on which dividends are paid on Company Shares;

(t)
“Dividend Record Date” means the record date established in connection with a payment of a dividend by the Company on Company Shares to its shareholders for purposes of determining which shareholders are entitled to receive such dividend;

(u)
“DSU Eligible Retainer” means (i) in a Participant’s first Fiscal Year of service as a Director, a nil amount, and (ii) in respect of any subsequent Fiscal Year, (A) that portion of the Participant’s Annual Retainer that is not the Automatic DSU Retainer, and (B) any additional compensation (other than equity-based compensation) payable to a Participant in the Participant’s capacity as a Director, including, without limitation, any chairman fees, committee chair fees, per diem meeting fees and director and committee meeting fees, that the Participant may elect to have satisfied in the form of Deferred Share Units credited to his or her Account under the Plan but, for greater certainty, a Participant’s DSU Eligible Retainer shall not include any expenses for which the Participant is reimbursed;

(v)	“Effective Date” has the meaning set forth in Section 1.4;

(w)	“Election and Acknowledgement Form” has the meaning set forth in Section 4.1;

(x)
“Fiscal Year”, in respect of the Company, means the fiscal year of the Company for accounting purposes, as determined from time to time, which at the Effective Date of the Plan is each 52 or 53 week period ending on the last Saturday of February or the first Saturday of March, and “Fiscal Quarter” means each quarter of such Fiscal Year;

(y)
“Initial Retainer” means the one-time payment or retainer payable to a Director by virtue of such Director’s first appointment or election to the Board in accordance with the Company’s normal Director compensation policies which amount is required to be satisfied in the form of Deferred Share Units credited to the Participant under the Plan;

(z)	“Insider” means an “insider” of the Company as defined in Part I of the Toronto Stock Exchange Company Manual as amended from time to time or any successor or replacement provision thereto;

(aa)
“IRC” means the United States Internal Revenue Code, as amended from time to time, and any reference in this Plan to a provision of the IRC shall be read as a reference to that provision as it may be subsequently amended or to any successor provision thereto;

(bb)
“ITA” means the Income Tax Act (Canada), as amended from time to time, and any reference in this Plan to a provision of the ITA shall be read as a reference to that provision as it may be subsequently amended or to any successor provision thereto;

(cc)	“Participant” means a Director to whom Deferred Share Units have been, or will be, credited under the Plan;

(dd)	“Participant Information” has the meaning set forth in Section 2.4(a);

(ee)
“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ff)	“Plan” means this BlackBerry Limited Deferred Share Unit Plan for Directors, as amended from time to time in accordance with its terms;

(gg)
“Redemption Date”, in respect of a Participant, means, subject to Sections 5.4(c) and 5.4(d), the later of (i) the Participant’s Separation Date, or (ii) provided the Participant is not a U.S. Taxpayer, such later date, if any, as may be agreed in writing before the Participant’s Separation Date between the Company and the Participant (for greater certainty, such agreed date shall not be permitted to fall within a Regular Trading Blackout within the meaning of the Company’s insider trading policy), provided that, under no circumstances, shall the Redemption Date be later than December 15th of the calendar year commencing immediately following the Participant’s Termination Date;

(hh)
“Separation Date”, in respect of a Participant, means the third Business Day after the Participant’s Termination Date, provided however that if the Separation Date would otherwise fall within a Regular Trading Blackout or Special Trading Blackout within the meaning of the Company’s insider trading policy, the Separation Date shall be the earlier of (i) the third Business Day following the expiry of the Regular Trading Blackout and/or Special Trading Blackout; and (ii) December 15th of the calendar year commencing immediately following the Participant’s Termination Date;

(ii)
“Termination Date”, in respect of a Participant, means the latest of (i) the date on which the Participant ceases to be a Director or a member of the board of directors of an Affiliate, and (ii) the date on which the Participant ceases to be employed by the Company or an Affiliate, if applicable;

(jj)	“U.S. Participant” means a Participant who is both (i) a U.S. Taxpayer and (ii) a permanent resident of the United States of America; and

(kk)
“U.S. Taxpayer” means a Participant who is a U.S. citizen or U.S. permanent resident for purposes of the IRC or a Participant for whom the compensation subject to deferral under this Plan would otherwise be subject to U.S. taxation under the IRC.

1.3	Interpretation

(a)
Whenever the Directors or, where applicable, the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Directors or the Committee, as the case may be.

(b)
As used herein, the terms “Article”, “Section”, and “Schedule” mean and refer to the specified Article, Section, and Schedule of this Plan.  Headings of Articles, Sections and Schedules are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

(c)
Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Company Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day.  In the event an action is required to be taken or a payment (whether in cash or Company Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

(d)	Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.4	Effective Date of the Plan

This Plan shall be effective from the date of adoption by the Directors (the “Effective Date”).  The Directors shall review and confirm the terms of the Plan from time to time.

1.5	Schedules Incorporated By Reference

The following Schedules are attached to the Plan and are incorporated by reference:

Schedule “A” –  Election and Acknowledgment Form

Schedule “B” – Beneficiary Designation Form

ARTICLE II
ADMINISTRATION

2.1	Administration of the Plan

(a)           Except for those matters that cannot be delegated by the Directors:

(i)
the Plan shall be administered by the Committee and the Committee shall have full authority to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make such determinations as, in its discretion, it deems necessary or desirable for the administration of the Plan; and

(ii)
all actions taken and decisions made by the Committee in this regard shall be final, conclusive, and binding on all parties concerned, including, but not limited to, the Company, the Participants, and any Beneficiary.

(b)
The power of the Directors and/or the Committee to make material amendments to the Plan is subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market) that require that shareholder approval of material amendments be obtained.

(c)
The Committee may, to the extent permitted by law, delegate any of its administrative responsibilities under the Plan and powers related thereto to one or more Persons including, without limitation, an officer of the Company (the “Administrator”), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Company, the Participants, and any Beneficiary.  If no such Administrator is appointed by the Committee, or if at any time the position of Administrator is left vacant, all references herein to the “Administrator” shall be read as references to the Committee until such time as an Administrator is appointed by the Committee.

2.2	Determination of Value if Company Shares Not Publicly Traded

Should the Company Shares no longer be publicly traded at the relevant time such that the Award Market Value and/or the Dividend Market Value cannot be determined in accordance with the formulae set out in the definitions of those terms, or if, in the opinion of the Directors, the price at which Company Shares are publicly traded does not reflect the fair market value of those securities at the relevant time, such values shall be determined by a qualified financial advisor selected by the Committee acting in good faith, or by the Committee acting in good faith.

2.3	Taxes and Other Source Deductions

(a)
The Company shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Deferred Share Units, amounts paid or credited to such Participant (or Beneficiary), or securities issued to such Participant (or Beneficiary) under this Plan.

(b)	It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(c)
The Company shall be authorized to deduct, withhold and/or remit from any amount paid or credited hereunder (whether in Company Shares or cash), or otherwise, such amount as may be necessary so as to ensure the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be (the “Applicable Withholding Taxes”).

2.4	Information

(a)
Each Participant shall provide the Company, the Committee, and the Administrator (either individually or all, as applicable) with all information including, where required, all “personal information” as defined in the Personal Information Protection and Electronic Documents Act (Canada), or any applicable provincial privacy legislation, they require to administer or operate the Plan or to permit the Participant to participate in the Plan (collectively, the “Participant Information”).

(b)
The Company, the Committee and the Administrator may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Company in connection with the operation or administration of the Plan and provided further that such service providers agree to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate the Plan.  By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees to its provision on the terms set forth herein, including where applicable, to the transfer of the Participant Information to the third service provider who may be located in or operating from the United States.

(c)
In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its affiliates including through an asset or share sale, or some other form of business combination, merger or joint venture, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 2.4.

(d)
Except as contemplated in this Section 2.4, the Company, the Committee and the Administrator shall not disclose the Participant Information except in response to regulatory filing requirements or other requirements for the information by a government authority, regulatory body, or a self-regulatory body in which the Company participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market) or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Company and/or such Persons to compel production of the Participant Information.

ARTICLE III
COMPANY SHARES SUBJECT TO THE PLAN

3.1	Company Shares Subject to the Plan

(a)	This Section 3.1 applies to any securities that may be acquired by Participants on any Redemption Date pursuant to Section 5.4 that consist(s) of authorized but unissued Company Shares.

(b)
The aggregate number of Company Shares available for issuance hereunder from treasury shall be 1% of the issued and outstanding Company Shares, subject to adjustment for any subdivision, consolidation or distribution of Company Shares as contemplated by, and in accordance with, Section 5.5.

(c)
The number of Company Shares issuable at any time from treasury pursuant to the Deferred Share Units credited to Insiders under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Company Shares from treasury, shall not exceed ten percent (10%) of the issued and outstanding Company Shares.

(d)
The number of Company Shares issued to Insiders from treasury pursuant to the Deferred Share Units credited under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Company Shares from treasury, shall not, within a one (1) year period, exceed ten percent (10%) of the issued and outstanding Company Shares.

(e)
This Section 3.1 and the Company’s right to elect under Section 5.4(b) will be effective only upon receipt of all necessary shareholder approvals of this Plan, as amended from time to time, as required by the rules, regulations and policies of the Toronto Stock Exchange, The NASDAQ Stock Market and any other stock exchange on which Company Shares are listed or traded.

ARTICLE IV
PLAN PARTICIPATION

4.1	Time of Election

(a)
The amount of any Automatic DSU Retainer and the amount of any Initial Retainer which becomes payable to a Participant after the Effective Date of the Plan shall be satisfied by crediting to the Participant’s Account Deferred Share Units pursuant to Section 5.1.

(b)
Each Participant shall have the right to elect, in advance, the portion of his or her DSU Eligible Retainer (in increments of five percent (5%)) that the Participant wishes to be satisfied by way of Deferred Share Units credited to his or her Account under the Plan (with the remainder, if any, to be received in cash), and shall have the right to amend or revoke such election annually, within the time periods specified below.  The election or amended election, as the case may be, shall be made by completing, signing and delivering to the Committee or the Administrator, a written election and acknowledgement in the form attached to the Plan as Schedule “A”, or such similar form of election and acknowledgement acceptable to the Committee or the Administrator (the “Election and Acknowledgement Form”).  In order to make such election, the Participant must submit his or her Election and Acknowledgement Form as follows:

(i)
in the case of an existing Director, subject to subparagraph (iii) below, an election or amended election, as the case may be, must be filed within the period beginning after the third Business Day following the expiry of a Regular Trading Blackout, within the meaning of the Company’s insider trading policy, during the fourth Fiscal Quarter of the Fiscal Year immediately preceding the commencement of the Fiscal Year in respect of which the election applies, and ending (A) in the case of a Director who is not a U.S. Taxpayer, on the January 31st immediately preceding the Fiscal Year in respect of which the election applies, and (B) in the case of a Director who is a U.S. Taxpayer, on the December 31st immediately preceding the Fiscal Year in respect of which the election applies;

(ii)
in the case of a new Director, subject to subparagraph (iii) below, as soon as possible, and in any event no later than twenty-one (21) days after his or her election or appointment as a Director, with such election to apply in respect of any portion of the DSU Eligible Retainer that is payable after the date the relevant Election and Acknowledgement Form is received by the Committee or the Administrator and in the Fiscal Year during which such election or appointment is made;

(iii)
notwithstanding subparagraphs (i) and (ii) above, under no circumstances may an Election and Acknowledgement Form be filed until after the second Business Day following the expiry of a Regular Trading Blackout or a Special Trading Blackout, each within the meaning of the Company’s insider trading policy.  In the event that an Election and Acknowledgement Form would otherwise be required to be filed within the period of a Regular Trading Blackout or a Special Trading Blackout, the filing deadline will be extended as follows:  (A) in the case of an existing Director who is not a U.S. Taxpayer, until the final Business Day of the Fiscal Year immediately preceding the Fiscal Year in respect of which the election applies; and (B) in the case of a new Director, the Business Day immediately prior to the first Award Date immediately following his or her election as a Director; provided however, that in any circumstance where a Regular Trading Blackout or Special Trading Blackout continues until the date when an Election and Acknowledgement Form would otherwise be permitted to be filed under this subparagraph (iii), an existing Director will not be permitted to file an amended election in respect of the subsequent Fiscal Year, and in the case of a new Director, the portion of his or her DSU Eligible Retainer to be satisfied in Deferred Share Units for the Fiscal Year will be deemed to be fifty (50) percent.

Any such election shall be irrevocable in respect of the Fiscal Year for which it is originally made and will continue in effect thereafter until it is amended in accordance with this Section 4.1(b).  Deferred Share Units shall be credited to the Participant’s Account in accordance with Section 5.1.  Except in the case of a new Director, if no election has been validly made in respect of a Director’s DSU Eligible Retainer within the time specified in 4.1(b) above, the Director’s full DSU Eligible Retainer shall be paid in cash in accordance with the Company’s normal Director compensation policies.

4.2	Effect of Election

The number of Deferred Share Units credited to a Participant’s Account shall be considered to be Company Shares solely for the purpose of any requirements or guidelines of the Company with respect to a Director’s required holding of Company Shares.

ARTICLE V
DEFERRED SHARE UNITS

5.1	Grant of Deferred Share Units

(a)
Subject to the following sentence, all Deferred Share Units granted to a Participant in respect of a Fiscal Year shall be credited to the Participant’s Account in quarterly installments effective as of the Award Date for that grant (with the exception of a Participant’s Initial Retainer, which shall be credited to the Participant’s Account in full on the first Award Date following the Participant’s appointment or election as a Director).  With respect to any Fiscal Quarter during which the Participant ceases to serve as a Director, a pro rata portion of the quarterly installment otherwise applicable shall be credited to the Participant’s Account on the applicable Award Date based on the number of days within the Fiscal Quarter during which the Participant served as a Director.  Deferred Share Units credited to a Participant’s Account in accordance with this Section 5.1 shall be fully vested at the time awarded.

(b)
The number of Deferred Share Units (including fractional Deferred Share Units rounded to the fourth decimal place) to be credited to the Participant’s Account in respect of such Participant’s Initial Retainer and/or Automatic DSU Retainer shall be determined by dividing (i) the amount of the Participant’s Initial Retainer and/or Automatic DSU Retainer, expressed in dollars and otherwise payable on such Award Date in accordance with the Company’s normal Director compensation policies by (ii) the Award Market Value for the applicable Award Date.

(c)
In the case of a Participant who has made an election pursuant to Section 4.1(b), the number of Deferred Share Units (including fractional Deferred Share Units rounded to the fourth decimal place) to be credited to the Participant’s Account in respect of such Participant’s DSU Eligible Retainer shall be determined by dividing (i) the amount of the Participant’s DSU Eligible Retainer, expressed in dollars, that the Participant elects to have satisfied in the form of Deferred Share Units by (ii) the Award Market Value for the applicable Award Date.

5.2	Credits for Dividends

A Participant’s Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units (including fractional Deferred Share Units rounded to the fourth decimal place) as of each Dividend Payment Date.  The number of such Dividend Equivalents (rounded to the fourth decimal place) to be credited to a Participant’s Account shall be computed by dividing:

(a)
the amount obtained by multiplying the amount of the dividend declared and paid per Company Share (or in the case of a stock dividend in the ordinary course, the cash equivalent thereof per Company Share based on the Dividend Market Value), expressed in dollars, by the number of Deferred Share Units recorded in the Participant’s Account on the Dividend Record Date, by

(b)	the Dividend Market Value, in respect of the dividend giving rise to the Dividend Equivalents.

Dividend Equivalents credited to a Participant’s Account in accordance with this Section 5.2 shall be fully vested at the time awarded.

5.3	Reporting of Deferred Share Units

Statements of the Deferred Share Units in Participants’ Accounts will be provided to the Participants by the Administrator at least annually.  Statements shall contain such information as the Committee may determine, in its discretion, from time to time or as otherwise may be required by law.

5.4	Redemption of Deferred Share Units

(a)
On the Redemption Date, the Company shall make to a Participant a cash payment equal to the product of the number of Deferred Share Units recorded in the Participant’s Account multiplied by the weighted average trading price of a Company Share on the Toronto Stock Exchange, if the Participant is not a U.S. Participant, or The NASDAQ Stock Market, if the Participant is a U.S. Participant (or if the Company Shares are not then listed on the Toronto Stock Exchange or The NASDAQ Stock Market, as applicable, any other stock exchange on which Company Shares are listed) for the five (5) trading days immediately preceding the Redemption Date, less Applicable Withholding Taxes.

(b)
Subject to Section 5.4(c) and Section 5.4(d), and the receipt of all necessary shareholder approvals as required under the rules, regulations and policies of the Toronto Stock Exchange, The NASDAQ Stock Market and any other stock exchange on which Company Shares are listed or traded, the Company may, in lieu of the cash payment contemplated in Section 5.4(a) above, on the Redemption Date elect to either issue to the Participant or, through a broker designated by the Participant who is independent from the Company and any Affiliate (the “Designated Broker”), acquire on behalf of such Participant, the number of whole Company Shares that is equal to the number of whole Deferred Share Units recorded in the Participant’s Account on the Redemption Date (less any amounts in respect of Applicable Withholding Taxes).  If the Company elects to arrange for the purchase of Company Shares by a Designated Broker on behalf of the Participant, the Company shall contribute to the Designated Broker an amount of cash sufficient, together with any reasonable brokerage fees or commission fees related thereto, to purchase the whole number of Company Shares to which the Participant is entitled and the Designated Broker shall, as soon as practicable thereafter, purchase those Company Shares, on behalf of such Participant, on a stock exchange on which the Company Shares are listed or traded.  In lieu of purchasing or issuing any fractional Company Share, as the case may be, any fractional Deferred Share Units in a Participant’s Account shall be paid to the Participant (or used to satisfy any Applicable Withholding Taxes) as a lump sum cash amount (computed to the nearest cent and net of Applicable Withholding Taxes) equal to the relevant number of fractional Deferred Share Units multiplied by the weighted average trading price of a Company Share on the Toronto Stock Exchange if the Participant is not a U.S. Participant, or The NASDAQ Stock Market, if the Participant is a U.S. Participant, for the five (5) trading days immediately preceding the Redemption Date.

(c)
Notwithstanding any provision to the contrary herein, but subject to Section 5.4(d), the Redemption Date for any U.S. Taxpayer shall, in all cases, be the date of the Participant’s “separation from service” within the meaning of Section 409A of the IRC and the payment of any lump sum amount and, where applicable, the issuance or delivery of any Company Shares, to a U.S. Taxpayer or the U.S. Taxpayer’s Beneficiary, as applicable, shall be delayed for six (6) months following separation from service of a “specified employee” (as determined under Section 409A of the IRC).

(d)
Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, a Participant under this Section 5.4, including, without limitation, the issuance or delivery of Company Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the calendar year commencing immediately following the Termination Date of such Participant.

(e)
Subject to Sections 5.4(c) and 5.4(d) above, the Committee or the Administrator will use commercially reasonable efforts to ensure that delivery of the Company Shares and/or any cash payment required by this Section 5.4, is made within ten (10) Business Days after such Redemption Date.

(f)
Upon payment of any amount pursuant to this Section 5.4 in cash or Company Shares, as the case may be, the particular Deferred Share Units in respect of which such payment was made shall be cancelled and no further payments (whether in Company Shares or cash or otherwise) shall be made in relation to such Deferred Share Units.

5.5	Adjustments to Deferred Share Units

In the event of any subdivision, consolidation or distribution of Company Shares to its shareholders (excluding by way of dividend payment in the ordinary course or a distribution of Company Shares under any compensation arrangement of the Company or any of its subsidiaries or other affiliates controlled by the Company, that contemplates the issuance of Company Shares from treasury), or upon a capital reorganization, reclassification, exchange, or other change with respect to the Company Shares, or a consolidation, amalgamation, arrangement or other form of business combination of the Company with another Person, or a sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders (other than by way of dividend payment in the ordinary course), then the Account of each Participant and the Deferred Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Directors and the Committee deem appropriate in order to preserve, proportionally, the interests of Participants under the Plan, provided that the dollar value of Deferred Share Units credited to a Participant’s Account immediately after such an adjustment shall not exceed the dollar value of the Deferred Share Units credited to such Participant’s Account immediately prior thereto and provided further that the value of Deferred Share Units shall always depend on the fair market value of Company Shares.  All adjustments under this Section 5.5 shall, at all times, be in compliance with the provisions of the IRC and paragraph (d) of Regulation 6801 to the ITA.

ARTICLE VI
GENERAL

6.1	Amendment, Suspension, or Termination of Plan

(a)
Subject to Sections 6.1(b) and 6.1(c), the Directors may amend, suspend or terminate this Plan, or any portion thereof, without shareholder approval, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market), if any, that require the approval of shareholders or any governmental or regulatory body be obtained.  However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect Deferred Share Units previously granted to a Participant at the time of such amendment without the consent of the affected Participant(s) and no such amendment, suspension or termination shall be such that the Deferred Share Units or this Plan cease to comply with the provisions of paragraph (d) of Regulation 6801 to the ITA.  Without limiting the generality of the foregoing, the Directors may make the following types of amendments to the Plan without seeking shareholder approval:

(i)
amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(ii)
amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange, The NASDAQ Stock Market, paragraph (d) to Regulation 6801 of the ITA and Section 409A of the IRC and related authority);

(iii)	amendments respecting administration of the Plan;

(iv)	any amendment to add or modify the vesting or redemption provisions of the Plan or any Deferred Share Unit;

(v)	any amendment to the definition of “Participant” or otherwise relating to the eligibility of any Participant;

(vi)
any amendment to facilitate the participation in the Plan by, and the granting of Deferred Share Units to, Directors who are subject to the laws of countries other than those of Canada, which grants may have terms and conditions that differ from the terms thereof as provided elsewhere in the Plan for the purpose of complying with foreign laws;

(vii)	amendments necessary to suspend or terminate the Plan; and

(viii)
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market).

Shareholder approval will be required for the following types of amendments

(i)
amendments to the number of Company Shares issuable from treasury under the Plan, including an increase to a fixed maximum number of Company Shares or a change from a fixed maximum number of Company Shares to a fixed maximum percentage;

(ii)	any amendment which would permit discretionary grants of Deferred Share Units to Directors;

(iii)	any amendment to remove or exceed the insider participation limits;

(iv)	any amendments to this amendment provision; and

(v)	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market).

(b)
Notwithstanding Section 6.1(a), the Plan may not be amended, suspended or terminated in any way that has the effect of accelerating payments to U.S. Taxpayers contrary to the provisions of Section 409A of the IRC.

(c)
Notwithstanding the provisions of this Article VI, any amendment, suspension or termination of the Plan shall be such that the Plan and the Deferred Share Units granted thereunder continuously satisfy the requirements of paragraph (d) of Regulation 6801 of the ITA.

(d)	The Plan will finally cease to operate for all purposes when the last remaining Participant receives payment in respect of all Deferred Share Units recorded in the Participant’s Account.

6.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws, regulations, policies, rules, notices and administrative practices (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and The NASDAQ Stock Market that require shareholder approval of the Plan and material amendments be obtained).  Should the Committee, in its discretion, determine, having regard to the above-noted applicable laws, regulations, policies, rules, notices and administrative practices or other relevant circumstances, that it is not feasible or desirable to honour a Participant’s election to have all or a portion of his or her DSU Eligible Retainer paid in the form of Deferred Share Units issued under the Plan, the Committee may refuse a Participant’s election under the Plan, in which case such amounts shall be paid in cash.

6.3	Reorganization of the Company

The existence of any outstanding Deferred Share Units shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Company or to create or issue any bonds, debentures, units or other securities of the Company or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

6.4	General Restrictions

Except as required by law or expressly contemplated herein, the rights of a Participant under the Plan or in respect of any Deferred Share Units are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged.

6.5	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Company and in this regard, a corporate successor to the Company can assume the obligations of the Company hereunder (including, if applicable, substituting its shares for the Company Shares for purposes of the Plan) upon notice to the Participants, provided such assumption has been authorized by the Directors.

6.6	Designation of Beneficiary

Subject to the requirements of applicable laws, a Participant may designate in writing a Person as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant.  The Participant may, subject to applicable laws, alter or revise such designation from time to time.  The original designation or any change thereto shall be in the form of Schedule “B” or in such other form and in such other manner as the Committee, in its discretion, may from time to time determine.

6.7	No Right to Serve

(a)
Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued service to the Company or any Affiliate, and such participation shall not interfere with the right of the Company or any Affiliate to terminate the Participant’s service at any time or not re-nominate the Participant as a Director.

(b)
Nothing in this Plan or the Participant’s opportunity to participate in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue to participate in this Plan, or to compensation or damages in lieu of continued participation or the right to participate in this Plan upon the termination of the Participant as Director of the Company, for any reason whatsoever.

6.8	No Shareholder Rights

Except as provided in Section 4.2, under no circumstances shall Deferred Share Units credited to a Participant’s Account be considered Company Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Company Shares or other securities of the Company, nor shall any Participant be considered the owner of Company Shares by virtue of the award of Deferred Share Units, until and unless Company Shares have been issued or transferred to the Participant upon redemption of his or her Deferred Share Units.

6.9	Deferred Share Units Non-Transferable

Deferred Share Units are non-transferable.

6.10	Unfunded and Unsecured Plan

Unless otherwise determined by the Directors, the Plan shall be unfunded and the Company shall not secure its obligations under the Plan.  To the extent any Participant or the Participant’s Beneficiary holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Directors) shall be no greater than the rights of an unsecured creditor of the Company.

6.11	No Other Benefit

(a)
No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Company Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant (or a person with whom the Participant does not deal at arm’s length within the meaning of the ITA), for such purpose.

(b)
The Company makes no representations or warranties to Participants with respect to the Plan or the Deferred Share Units whatsoever.  Participants are expressly advised that the value of any Deferred Share Unit in the Plan will fluctuate as the trading price of Company Shares fluctuates.  Participants are further expressly advised that the amount of dividends that may be paid in respect of Company Shares, if any, will vary.

(c)
In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Company Shares and all other risks associated with the holding of Deferred Share Units.

6.12	Non-exclusivity of the Plan

The adoption of the Plan by the Company shall not be construed as creating any limitations on the power or authority of the Directors to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Directors may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice, or arrangement for the payment of compensation and other benefits to Directors generally, or to any class or group of Directors, that the Company has lawfully put into effect.

6.13	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflict of laws.

6.14	Language

The parties hereunder have requested the present document and the related material to be drafted in the English language.  Les parties aux présentes ont fait la demande expresse que ce document et ceux qui s’y rapportent soient rédigés en langue anglaise.

6.15	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.

6.16	Term

Unless terminated earlier in accordance with the provisions contained herein, this Plan shall remain in effect for a period of ten (10) years from the Effective Date, at which time it shall terminate unless reconfirmed for a further ten (10) year term by resolution passed by a majority (or such greater percentage (or with such number of votes as may be excluded) as may be specified by the rules, regulations or policies of the Toronto Stock Exchange or The NASDAQ Stock Market) of votes cast by all holders of Company Shares who vote in respect of such reconfirmation at the annual general meeting of the Company immediately preceding the tenth (10th) anniversary of the Effective Date.

SCHEDULE “A”

BLACKBERRY LIMITED DEFERRED SHARE UNIT PLAN
FOR DIRECTORS

ELECTION AND ACKNOWLEDGEMENT FORM

1.	I acknowledge that one hundred percent (100%) of my Automatic DSU Retainer will be satisfied by the crediting to my Account of Deferred Share Units.

2.	I acknowledge that one hundred percent (100%) of my Initial Retainer (if applicable) will be satisfied by the crediting to my Account of Deferred Share Units.

3.	I elect to receive my DSU Eligible Retainer beginning in the [Fiscal Year] Award Year as follows:

A. _____% in Deferred Share Units
B. _____% in cash

NOTE:	The total amount of A and B must equal 100%. You must elect in increments of five percent (5%) under A and B.

4.	I _____ am /_____ am not [please check as appropriate] currently a U.S. Taxpayer.

5.           I acknowledge that:

(a)	I have received and reviewed a copy of the Plan and, I agree to be bound by the terms and conditions of the Plan;

(b)	my full Automatic DSU Retainer and Initial Retainer (if applicable) must be satisfied in Deferred Share Units;

(c)
upon receipt of this election and acknowledgement by the Committee or the Administrator on or before [Date], the number of Deferred Share Units determined pursuant to the terms of the Plan that result from my election in paragraph 3 herein, will be credited to my Account in quarterly installments for each Fiscal Quarter while I remain a director pursuant to the Plan;

(d)	my election in paragraph 3 herein is subject to the terms of the Plan and is irrevocable for the Fiscal Year in respect of which it is made and will continue in effect thereafter unless amended;

(e)
I will be liable for income tax when a lump sum cash payment is made in respect of the value of the Deferred Share Units in my account or Company Shares are acquired on my behalf or are issued from treasury under the Plan to me in accordance with the terms of the Plan, and that the Company has not provided me with any tax advice with respect to the Plan (or the tax consequences upon a grant of Deferred Share Units) or the acknowledgements I have made in paragraphs 1 and 2 herein or the election I have made in paragraph 3 herein, and that I should confirm the tax treatment with my own tax advisor;

(f)
no funds will be set aside to guarantee the satisfaction of Deferred Share Units and future satisfaction of Deferred Share Units will remain an unfunded liability on the books of the Company unless the Company changes its practice in this regard;

(g)	the Company may elect to pay Deferred Share Units in the form of a lump sum cash amount or in the form of Company Shares at the time specified in accordance with the terms of the Plan; and

(h)
subject to the provisions of the Plan, if I am a U.S. Taxpayer and am considered a “specified employee” (as determined under Section 409A of the United States Internal Revenue Code), the redemption of Deferred Share Units in my Account will be delayed for six (6) months following my Separation Date.

6.
I further acknowledge that as a Participant of the Plan, I am required to provide the Company, the Committee, and the Administrator (either individually or all, as applicable) with all information (including Participant Information) required to administer or operate the Plan or to permit my participation in the Plan, and I hereby consent to the collection or use of all such information by the Company, the Committee, and the Administrator. I understand that the Company, the Committee, and the Administrator may from time to time transfer or provide access to such information to third party service providers (including third party service providers who may be located in or operating from the United States) for purposes of the administration of the Plan, and that such Persons will be provided with such information for such purposes only.  I also understand that Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company, provided that such party is bound by similar restrictions on its use of Participant Information.  I also understand that the Company, the Committee, and the Administrator may from time to time disclose my Participant Information in response to regulatory filing or other requirements for the information by a regulatory body or a self-regulatory body in which the Company participates, or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction to compel production of the information, or as otherwise required by law. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Company, the Committee or the Administrator to deliver a lump sum cash amount or, where applicable, Company Shares to me in respect of any Deferred Share Units credited to my Account under the Plan.

Signature:  _____________________________________

Name (please print):  _____________________________

Date:  _________________________________________

All capitalized terms used in this Election and Acknowledgement Form have the meaning attributed to them in the Plan.

In the event of any conflict between the information in this Election and Acknowledgement Form and the governing Plan document, the Plan document will prevail.

SCHEDULE “B”
BENEFICIARY DESIGNATION FORM

•    Please read the instructions and definitions on all pages before completing this form.  BlackBerry Limited (the “Company”) assumes no responsibility for its validity or sufficiency.

•   Please PRINT all names (full name), relationship to Participant and percentage amounts.

•   Date and sign as required at bottom of form.

•   Please complete this form in duplicate and return both copies to the Company.

•   For forms signed by Québec residents, the designation of the spouse is irrevocable unless otherwise specified.

Name of Participant:       __________________________________________

The undersigned hereby revokes any beneficiary designation or direction of payment previously made in respect to the proceeds payable upon the death of the Participant under the BlackBerry Limited Deferred Share Unit Plan for Directors (the “Plan”) and directs that such proceeds be paid to:

Name of New Primary Beneficiary(ies)	Relationship to Participant	Percentage

Revocable Irrevocable

Revocable Irrevocable

Revocable Irrevocable

Revocable Irrevocable

Name of New Primary Beneficiary(ies)	Relationship to Participant	Percentage

Revocable Irrevocable

Revocable Irrevocable

Revocable Irrevocable

Revocable Irrevocable

Minor Clause – check (3) if necessary

Please note that according to legal requirements, the Company cannot pay out to beneficiaries who are minors.  A trustee for minor children must be designated, except in Québec where this is unacceptable at law.

☐ Trustee for Minor Children
Full Name (please print)	Relationship to Participant

is hereby appointed Director to receive any payment due on or after the Participant’s death to any BENEFICIARY DESIGNATED in this form who is a minor on the date such payment falls due.

It is hereby certified that the undersigned is/are the age of majority.

Witness other than Beneficiary	Date	Signature of Participant	Date

Witness other than Beneficiary	Date	Signature of Irrevocable or Primary Beneficiary required (if applicable)	Date

INSTRUCTIONS

•	This form provides for two types of beneficiary designation, “primary” and “contingent” – but it is not necessary to designate both types.
•	Phrases such as “if living, otherwise”, “share and share alike” or “equally” are not necessary as these are covered by the form.
•
Beneficiaries of the same type will share equally in any death benefit payable to them unless you specify otherwise.  If a beneficiary dies before the benefit is payable, his or her share will be allocated equally among any surviving beneficiaries of the same type, unless you specify otherwise.

•	The person signing the beneficiary designation form should initial any corrections to this form.

ADDITIONAL PROVISIONS RELATING TO BENEFICIARY DESIGNATION

Contingent Beneficiary: If the primary beneficiary or, where there is more than one primary beneficiary, all of the primary beneficiaries die before the Participant does, then the contingent beneficiary(ies) would become the new primary beneficiary(ies) automatically.

Irrevocable Beneficiary: If a beneficiary designation is irrevocable, the signature of the irrevocable beneficiary is required for any changes, including a change of beneficiary.  With one exception, designations are revocable unless specified irrevocable.  In Québec, a designation in favour of a spouse is irrevocable unless specified otherwise.

Per Stirpes: If you wish the descendants of a beneficiary to receive his or her portion of the benefit if the beneficiary should die before the Participant, you can record your beneficiary designation as being the “beneficiaries per stirpes”.  If a beneficiary per stirpes dies before the Participant and has no descendants, their share is divided equally among the remaining beneficiaries.

Payment to Beneficiaries: Unless you specify otherwise, the Company will pay the death benefit (in a lump sum  installments) as follows:
1.  to any primary beneficiaries who are alive when a benefit is payable; or
2.  if no primary beneficiary is then alive, to any contingent beneficiaries who are then alive; or
3.  if no beneficiary is then alive to the Participant’s estate.

Trusts: If the beneficiary designated is the trustee of an inter vivos trust and if the Company receives proof satisfactory to it that the trust is not in effect when any death benefit is payable, then the Company will pay the death benefit as if the trust beneficiary had died before the Participant.  If the beneficiary designated is the trustee of a testamentary trust, it will be deemed to be the trust which is created under a last will and testament and if, when the death benefit is payable, it is found that the last will and testament contains no trust or is not admitted to probate or the Participant died intestate, then the Company will pay the death benefit as if the trust beneficiary had died before the Participant.

SPECIMEN DESIGNATIONS

Primary	-	Mary Doe, wife
Contingent	-	John Doe and James Doe, children, children born of the marriage of, or legally adopted by, the Participant and Mary Doe
Primary	-	Mary Doe, wife
Contingent	-	John Doe, James Doe and Ann Smith, children, children born of the marriage of the Participant and Mary Doe, and the issue equally per stirpes of each contingent beneficiary who may be deceased
Primary	-	Mary Smith, wife
Contingent	-	John Smith, and Ann Smith, children. Any payment due to a beneficiary during minority shall be paid to James Smith, brother of the Participant in trust for such beneficiary
Testamentary Trust		The trustee of the trust created in the last will and testament of the Participant
Inter Vivos Trust		John Doe, Director or any successor trustee of the Trust

Name of Trust

Effective Date of Trust

SCHEDULE C
SAY ON PAY POLICY

‘Say on Pay’ Advisory Vote

The Board (the “Board”) of BlackBerry Limited (the “Company”) believes that the Company’s shareholders should have the opportunity to understand the objectives, strategy and philosophy that the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of the ‘Say on Pay’ Advisory Vote

The purpose of the ‘Say on Pay’ advisory vote is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation.  While shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders.

Form of Resolution

The management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the [insert year] annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

Results of the ‘Say on Pay’ Advisory Vote

As this is an advisory vote, the results will not be binding upon the Board.  However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of shareholders cast votes against the resolution, the Board will consult with its shareholders, particularly those who are known by the Company to have voted against it, in order to understand their concerns.  The Board will also review its approach to executive compensation in the context of those concerns.  Shareholders who have voted against the resolution will also be encouraged to contact the Board to discuss their specific concerns.  In the event a majority of the votes cast on the resolution are positive, but holders of a significant number of shares in the Company have voted negatively, the Board may nonetheless, at its discretion, undertake the above engagement process.

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management information circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the above engagement process and an explanation of the changes to the Company’s approach to executive compensation made or to be made by the Board or why no changes will be made.

C-1

Review of this Policy

The Board recognizes that ‘Say on Pay’ is an evolving area in Canada and globally, and will review this Policy annually with a view to assessing its effectiveness relative to its objectives.

C-2

SCHEDULE D
CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Six of the seven current Board (“Board”) members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): Timothy Dattels, Claudia Kotchka, Richard Lynch, Bert Nordberg, Barbara Stymiest and Prem Watsa.  See “Report on Corporate Governance Practices – Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence. In addition, five of the six nominees for election as directors also qualify as independent directors.  If the proposed nominees to the Board are elected at the Meeting, they will continue to qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
One of the current Board members, John Chen, does not qualify as an independent director under the Audit Committee Instrument and the Corporate Governance Instrument because Mr. Chen is an officer of the Company.  See “Report on Corporate Governance Practices – Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority (six of seven directors) of the current Board members are independent and if the nominees proposed for election as directors in this Management Information Circular are elected at the Meeting, a majority (five of six directors) of the directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting – Election of Directors.”

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during Fiscal 2014 via four in-camera sessions at regularly scheduled quarterly meetings of the Board.  The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of the committee.

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Chen is Executive Chair of the Board.  Mr. Chen is not an independent director.  Mr. Watsa is the Lead Director of the Board.  Mr. Watsa is an independent director and is responsible for facilitating the effective functioning of the Board independently of management of the Company and for providing independent leadership to the Board.  The Board Mandate attached to this Management Information Circular as Schedule E sets out other responsibilities of the Executive Chair and the Lead Director.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director other than Mr. Nordberg (who is not standing for re-election) for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting – Election of Directors”.  Mr. Nordberg attended 16/19 Board meetings, 6/6 CNG Committee meetings, 14/16 Special Committee meetings, and 3/3 Strategic Planning Committee meetings.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The written mandate of the Board is attached to this Management Information Circular as Schedule E.  A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices – Mandate of the Board”.

3.(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board mandate includes a mandate for the Executive Chair. The Board has developed written mandates for the chair of each Board committee as set out in the respective committee charters.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
In May 2014, the Board adopted a written position description for the CEO.

4. (a)	Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
All new directors of the Company receive a comprehensive orientation.  The orientation includes: meeting the Chair of the CNG Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board Mandate and committee Charters; advice from the Company’s internal and external legal counsel on their legal duties, corporate and securities obligations and the Company’s corporate governance procedures and policies; and meeting with Executive Officers as appropriate in order to understand the Company’s products, operations and key functions.  The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees.  A Board dinner also typically occurs on the evening preceding the quarterly Board meeting and provides the Board an opportunity to privately (or with management invitees) discuss the Company’s business in a more informal setting.  The Board intends to review the Company’s continuing orientation and education efforts periodically as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s Charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs.  Education occurs as part of the regular business of the Board and its committees.  The opportunities for education of Board members, at the Board and Board committee meetings, have increased over recent years.  The quarterly Board dinner is also intended to have an educational component.

The Board Mandate requires that: (i) individual directors seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2014, members of Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments, a variety of topics in quarterly materials from Ernst & Young LLP, business, competitive and strategic matters in connection with Strategic Planning Committee meetings, revenue recognition practices, taxation and also received briefings from the Company’s financial advisors on matters relating to the Company’s strategic review process.  The Board intends to review the Company’s continuing education efforts periodically as appropriate.

5. (a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees of the issuer. If the Board has adopted a written code:
The Company maintains and follows a written code of business standards and principles (the “Code”) that applies to and is acknowledged annually by all of the directors, officers and employees of the Company.  The Code incorporates a number of policies and guidelines, including the Company’s Prevention of Improper Payments Policy and Insider Trading Policy:

(i) disclose how a person or company may obtain a copy of the code;
The Code is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html, or upon request to the Corporate Secretary of the Company at its executive office, 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read, understand and will comply with the Code.  The Company maintains a whistleblower program and makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems.  The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the BlackBerry EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity.  Employees have been advised of whistleblower program as part of the Company’s annual Code acknowledgement program.  Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company.  The Company’s Risk Management and Compliance Council, which consists of senior management members representing all of the significant areas of the Company’s business, is responsible for oversight of the compliance program and internal corporate policies approved by the Board.  The Risk Management and Compliance Council reports to the Chief Executive Officer.  The Chair of the Risk Management and Compliance Council also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities.  The committee, through its Chair, also reports to the Board, at least quarterly.  In December 2013, the Board appointed a Chief Compliance Officer, reporting to the Audit and Risk Management Committee, with responsibility for creating, managing and monitoring the Company’s compliance governance program.

(iii)           provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report since the beginning of Fiscal 2014 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction.  In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours, including the Code.  The Board and all employees are asked to acknowledge the Code on an annual basis.

6. (a)	Describe the process by which the Board identifies new candidates for Board nomination.
The CNG Committee is governed by a formal Charter and has the responsibility for nominating new directors.  Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms or by individual referrals.  The selection criteria included criteria relating to:

-the specific skill set and experience required on the Board at a given time taking into account the skill sets of the other Board members, including high technology, telecommunications, marketing and worldwide operational experience;
-personal characteristics, including integrity and high ethical standards; and
-other considerations.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The CNG Committee is currently composed entirely of independent directors, being:  Prem Watsa (Chair), Richard Lynch, Bert Nordberg and Barbara Stymiest.  Mr. Nordberg is not standing for re-election to the Board.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors’ qualifications and (iii) orientation and education of new directors.  The responsibilities of the CNG Committee relating to nominations are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at www.blackberry.com.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

7. (a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
Details of the compensation paid to independent directors and officers of the Company can be found under the heading “Executive and Director Compensation” in the Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under “Executive and Director Compensation”.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The CNG Committee is currently composed entirely of independent directors, being:  Prem Watsa (Chair) Richard Lynch, Bert Nordberg and Barbara Stymiest. Mr. Nordberg is not standing for re-election to the Board.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The responsibilities of the CNG Committee are set forth under “Executive and Director Compensation” and in its charter available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html.

8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Company does not currently have any standing committees other than the Audit and Risk Management Committee and the CNG Committee.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above.  Through an annual effectiveness questionnaire that is completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are formally assessed with respect to their effectiveness and contribution.  The completed questionnaires are reviewed by the Chair who subsequently discusses with each director their respective questionnaires and reports to the Board on the results of the evaluation process.

SCHEDULE E
MANDATE OF THE BOARD OF DIRECTORS OF BLACKBERRY LIMITED

The Board of Directors (the “Board”) of BlackBerry Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed two standing committees, an Audit & Risk Management Committee and a Compensation, Nomination & Governance Committee, to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities.  Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

Meetings of the Board will be held at least quarterly and as otherwise required.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	promoting a culture of integrity throughout the organization;
2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;
3)	assessing the principal business risks of the Corporation;
4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;
5)	reviewing the Corporation’s organizational structure and succession planning;
6)	at any time that the Board Chair is an officer or employee of the Corporation, monitoring the executive performance of the Board Chair and approving his or her compensation;
7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Corporation’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Corporation;
9)	monitoring the integrity of internal control and management information systems; and
10)	developing the Corporation’s approach to corporate governance.

2.	BOARD CHAIR AND RESPONSIBILITIES

The Directors will elect one of the Directors to be the Board Chair.  The Chair will facilitate the effective functioning of the Board and will provide leadership to the Board.  The responsibilities of the Chair will include, among other things, the following:

1)	Assume primary responsibility for the effective operation of the Board;
2)	Act as liaison between the Board and the Chief Executive Officer and facilitate the proper flow of information to the Board from management;
3)	In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between executive management personnel and the Board;
4)	Lead the Board in monitoring and influencing strategic management;
5)	Ensure that the responsibilities of the Board are well understood by both the Board and management;
6)	Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other executive management;
7)	Lead and oversee compliance with the governance policies of the Board;
8)	Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors;
9)
Consult with the Board, the Lead Director (if any), the Chief Executive Officer and the Corporate Secretary to set Board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;

10)	Convene and chair meetings of the Board in a manner that facilitates debate and encourages Director participation;
11)	Attend committee meetings as appropriate;
12)	Communicate with Directors between meetings as appropriate;
13)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;
14)	Chair annual and special meetings of the shareholders of the Corporation; and
15)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, the Lead Director or, in the absence of a Lead Director, another Director chosen by the Directors will perform the responsibilities of the Chair.

3.	LEAD DIRECTOR AND RESPONSIBILITIES

At any time that the Corporation has a Chair who is not “independent” within the meaning of applicable securities laws and stock exchange rules, the independent Directors will elect one of the independent Directors to be the Lead Director with the intent that the Lead Director will provide independent leadership to the Board.  The responsibilities of the Lead Director will include, among other things, the following:

1)	Assume primary responsibility for the independence of the Board from management, and ensure that the boundaries between the Board and management are clearly understood and respected;
2)
Convene and chair sessions of the Board, including at each quarterly scheduled meeting, consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation, and consult with the Chair on any matters arising out of such sessions;

3)	Communicate with independent Directors and the Chief Executive Officer between meetings as appropriate, including with respect to Board agendas;
4)
In consultation with the Compensation, Nominating and Governance Committee and the independent Directors, develop and review the Chair’s position description and the position description of the Chief Executive Officer and lead the Board’s review and discussion of their performance; and

5)	Ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law.

In the event of a temporary absence of the Lead Director, one of the other independent Directors, as determined by a majority of the independent Directors, will perform the responsibilities of the Lead Director.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.
2)
Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.

3)
Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of a Director. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)
Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.
5)
Limit on Board Service: Without the prior consideration and approval of the Board, refrain from serving concurrently on more than six (6) public company boards of directors or, in the case of any Director who is the chief executive officer of a public company, on more than three (3) public company boards of directors including the board of the public company of which the Director is the chief executive officer.

6)	Conflicts of Interest: Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation’s Code of Business Standards and Principles.

5.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

2200 University Avenue East
Waterloo, Ontario
Canada N2K 0A7
Tel: (519) 888-7465

6.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 4

BlackBerry

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.
5. **The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1-5.**
6. The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

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Proxies submitted must be received by 10:00 am, Eastern Daylight Time, on June 17, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

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- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

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- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

14AP14040.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being shareholder(s) of the Company hereby appoint: John Chen, Executive Chair and Chief Executive Officer of the Company, or failing him, Prem Watsa, Lead Director of the Board of Directors of the Company

OR

Print the name of the person you are appointing if this person is someone other than John Chen or Prem Watsa.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1-5) and all other matters that may properly come before the Annual and Special Meeting of the shareholders (the "Meeting") of the Company to be held on June 19, 2014, at the Maureen Forrester Recital Hall, Wilfred Laurier University, 75 University Avenue West, Waterloo, Ontario, N2L 3C5 at 10:00 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John Chen	☐	☐	02. Timothy Dattels	☐	☐	03. Claudia Kotchka	☐	☐
04. Richard Lynch	☐	☐	05. Barbara Stymiest	☐	☐	06. Prem Watsa	☐	☐

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2. Appointment of Auditors — For ☐ Withhold ☐

3. Confirming By-Law No. A4 of the Company — For ☐ Against ☐

4. Approval of DSU Plan — For ☐ Against ☐

5. Advisory Vote on Executive Compensation — For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in items 1-5.**

Signature(s)

Date

DD / MM / YY

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R I M Q 1 8 8 2 5 9 A R 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	May 15, 2014	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer